UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO.         )

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Advance Residence Investment Corporation

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Advance Residence Investment Corporation

(Name of Person(s) Furnishing Form)

Investment Units

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Kenji Kousaka,

Executive Director

Advance Residence Investment Corporation

Kioicho Building 8F, Kioicho 3-12,

Chiyoda-ku, Tokyo, Japan 102-0094

TEL:+81-3-5216-1871

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 2, 2009

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

ITEM 1. HOME JURISDICTION DOCUMENTS

(a)	See Exhibit 1.

(b)	Not applicable.

ITEM 2. INFORMATIONAL LEGENDS

Included in Document Attached as Exhibit 1

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	Form F-X filed concurrently with Form CB.

(2)	Not applicable

PART IV - SIGNATURES

After due inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

/s/ Kenji Kousaka
(Signature)

Kenji Kousaka,
Executive Director,
Advance Residence Investment Corporation
(Name and Title)

November 2, 2009
(Date)

2

Exhibit 1

Notice to U.S. Shareholders

The proposed exchange offer described in this “NOTICE OF 6th General Unitholders’ Meeting” is made for the securities of a foreign company. This offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

3

Disclaimer

The following is an English translation of original Japanese documents, prepared solely for the convenience of and reference by overseas investors. If there exist any discrepancies between the original Japanese language and English translation, the Japanese language will always prevail. Neither ADR nor AD Investment Management Co., Ltd shall be liable for this translation or any loss or damage arising from the translation

November 2, 2009

To Our Unitholders

Advance Residence Investment Corporation 3-12 Kioi-cho, Chiyoda-ku, Tokyo Kenji Kousaka, Executive Director

Convocation Notice for 6th General Unitholders’ Meeting

We trust this notice finds you well.

It is with pleasure that we invite you to attend the 6th General Unitholders’ Meeting of Advance Residence Investment Corporation (“ADR”), which will be held as set out below.

If you are unable to attend, you may exercise your voting rights in writing, so please consider the Reference Materials for General Unitholders’ Meeting set out below, indicate your approval or disapproval on the enclosed Form for Exercising Voting Rights, and then return the form to ADR so that it arrives by no later than 5:00 P.M. on November 27, 2009 (Friday).

In accordance with Article 93, Paragraph 1, of the Investment Trusts and Investment Corporations Act (the “Act”), ADR has made provision for ‘deemed approval’ in Article 14 of the Articles of Incorporation as set out below. Please therefore note that if you are unable to attend the General Unitholders’ Meeting and do not exercise your voting rights with the Form for Exercising Voting Rights, you will be deemed to have approved each of the agenda items being discussed at the meeting.

(Excerpt from ADR’s Articles of Incorporation)

Article 14	Deemed Approval

1	If a unitholder is not present at a general unitholders’ meeting and does not exercise his or her voting rights, the unitholder will be deemed to have approved the proposals submitted to the general unitholders’ meeting (excluding, if more than one proposal is submitted and the import of two or more proposals conflict with each other, all such proposals of conflicting import).

2	The number of voting rights represented by the unitholders who are deemed to have approved the proposals under the preceding Paragraph are counted in the number of voting rights represented by the unitholders present.

Meeting Details

1	Time and Date	November 30, 2009 (Monday) 2:00 P.M.

2	Location	Tokyo Station Conference
503, 5th Floor, Sapia Tower
1-7-12 Marunouchi, Chiyoda-ku, Tokyo

(Please see the Map to General Unitholders’ Meeting at the end of this notice.)

3	Matters that are the Purpose for the General Unitholders’ Meeting

Matters for Resolution

Proposal No. 1      Approval of Agreement for Consolidation-Type Merger

Proposal No. 2      Termination of Asset Management Agreement with AD Investment Management Co., Ltd

Proposal No. 3      Election of 1 Substitute Executive Director

NB

•      On the day of the meeting please submit the enclosed Form for Exercising Voting Rights to venue’s reception.

•      If a proxy will attend in your place, please submit the power of proxy together with the Form for Exercising Voting Rights at reception. However, in accordance with Article 12, Paragraph 1, of ADR’s Articles of Incorporation, the proxy must be 1 other ADR unitholder with voting rights.

•      How to find out about amendments to Reference Materials for General Unitholders’ Meeting

If it becomes necessary before the meeting date to amend matters that ought to be set out in the Reference Materials for General Unitholders’ Meeting, the amended matters will be posted on ADR’s website at http://www.adr-reit.com/.

Reference Materials for General Unitholders’ Meeting

Proposals and Matters for Reference

Proposal No. 1 Approval	of Agreement for Consolidation-Type Merger

1	Reason for Consolidation-Type Merger

ADR has agreed with Nippon Residential Investment Corporation (“NRIC”) to conduct a merger, the effective date for which will be March 1, 2010.

In March 2009, Pacific Holdings, Inc. — which is a sponsor of NRIC’s asset management company, Pacific Residential Corporation — made an application under the Corporate Reorganization Act. NRIC subsequently began the selection of a new sponsor. ITOCHU Corporation and AD Investment Management Co., Ltd., were appointed as candidates for sponsor. ITOCHU, is a major shareholder in AD Investment Management Co., Ltd, and AD Investment Management Co., Ltd is ADR’s asset management company. Given this situation, ADR and NRIC therefore judged that merging together would be the best way to work towards improvements of the unitholder values of both investment corporations.

The new investment corporation (the “New Investment Corporation”) is expected to have a well diversified portfolio and become the biggest residential REIT in Japan in terms of assets, and it will aim to be the front runner of the J-REIT market. The following synergies are expected from the merger, and we believe the New Investment Corporation will be able to provide stable management for its stakeholders over the medium and long term.

(1)	Enhanced Portfolios

I	The merger will not only make it possible to achieve a broader portfolio focusing on the 23 wards of central Tokyo, but also enable enhancement of portfolio value from the perspective of diversifying residence types by capitalizing on the characteristics of each constituent investment corporation.

II	With the expansion in asset size, the New Investment Corporation will be able to enjoy the benefits of economies of scale and act flexibly in operations such as property acquisitions, sales, and replacements, based on accurate understanding of the real estate market environment, thereby improving the quality of portfolio and optimizing yield.

(2)	Securing Financial Stability

I	With the expansion in asset size and market capitalization, it will be possible to improve liquidity in investment units, which has been one of the challenges facing ADR.

II	With the ITOCHU Corporation Group as its main sponsor, the issues NRIC has had with refinancing risks and maintenance of its operations system will be solved and it will be possible to work toward re-establishing a system for steady operations over the long term.

The merger is a consolidation-type merger in which ADR and NRIC are the companies to be consolidated through the consolidation-type merger, and ADR and NRIC will be dissolved as a result of it. It is not merely an integration of ADR and NRIC. We entered into a merger agreement based on a consolidation-type merger that establishes a new system which incorporates each corporation’s characteristics and strengths, allowing us to re-emerge as the New Investment Corporation.

As a result of this merger, 3 investment units of the New Investment Corporation will be allotted for every 1 investment unit of ADR, and 2 investment units of the New Investment Corporation will be allotted for every 1 investment unit of NRIC. These ratios will mean that no unitholder of the New Investment Corporation will be left with a fraction of an investment unit and no cash delivery will be made to accommodate the merger ratio. In place of a cash dividend for ADR’s final business period of January 1, 2010, through to the end of February 2010, ADR intends to pay a merger subsidy (a merger subsidy in an amount calculated by dividing the amount of distributable profits as at the day immediately before the incorporation of the New Investment Corporation by the number of outstanding investment units as at the day immediately before the incorporation of the New Investment Corporation) in an amount equivalent to the amount of cash dividend otherwise payable over the final business period based on distributable profits.

We ask you to endorse the import of this merger and approve the consolidation-type merger agreement.

2	Outline of Content of Consolidation-Type Merger Agreement

Merger Agreement (Copy)

Advance Residence Investment Corporation (“ADR”) and Nippon Residential Investment Corporation (“NRIC”) enter into this merger agreement as follows (this “Agreement”) in relation to the merger between ADR and NRIC (the “Merger”).

Article 1	Merger Method

ADR and NRIC shall conduct a consolidation-type merger under Article 148 of the Investment Trusts and Investment Corporations Act (Act No. 198 of 1951; as amended, the “Investment Trusts Act”) in which ADR and NRIC are the companies to be consolidated through the consolidation-type merger, and ADR and NRIC shall cause the company to be incorporated through the consolidation-type merger (the “New Investment Corporation”) to succeed to all of their rights and duties.

Article 2	Trade Names and Addresses of Merger Parties

The trade names and addresses of the companies to be consolidated through the consolidation-type merger are as follows:

(1)	ADR’s trade name and address

	Trade name:	Advance Residence Investment Corporation

	Address:	3-12 Kioi-cho, Chiyoda-ku, Tokyo

(2)	NRIC’s trade name and address

	Trade name:	Nippon Residential Investment Corporation

	Address:	1-14-1 Kanda Jimbo-cho, Chiyoda-ku, Tokyo

Article 3	Purpose, Trade Name, Location of Head Office, Total Number of Investment Units Authorized to be Issued, and Matters to be Provided for in Articles of Incorporation of New Investment Corporation

1	The purpose, trade name, location of head office, and total number of investment units authorized to be issued of the New Investment Corporation are as follows:

(1)	Purpose

The purpose of the New Investment Corporation is as set out in Article 2 of the Articles of Incorporation, attached as Attachment 1.

(2)	Trade Name

The name of the New Investment Corporation will be Adobansu Rejidensu Toushi Houjin, which in English will be Advance Residence Investment Corporation. However, ADR and NRIC may, upon their consultation, change this by no later than the earlier of the convocation date for the general unitholders’ meeting of ADR or NRIC under Article 8, Paragraph 1 or 2, respectively.

(3)	Location of Head Office

The head office of the New Investment Corporation will be located in Chiyoda-ku, Tokyo.

(4)	Total Number of Investment Units Authorized to be Issued

The total number of investment units authorized to be issued will be 6,000,000.

2	In addition to the matters provided for above, matters provided for in the Articles of Incorporation of the New Investment Corporation are as set out in Attachment 1 Articles of Incorporation.

Article 4	Names of Initial Executive Directors and Supervisory Directors and Name of Initial Accounting Auditor of New Investment Corporation

1	The name of the initial executive director of the New Investment Corporation is as follows:

Kenji Kousaka

2	The names of the initial supervisory directors of the New Investment Corporation are as follows:

Shujiro Matsuda and Yoshiki Oshima

3	The name of the initial accounting auditor of the New Investment Corporation is as follows:

Deloitte Touche Tohmatsu (Japan)

Article 5	Method of Calculating Number of Investment Units to be Delivered Through Merger and Matters Concerning Their Allotment

1	In conjunction with the Merger, the New Investment Corporation will newly issue the number of investment units calculated by multiplying the total number of investment units of ADR held by unitholders entered or recorded in ADR’s last unitholders’ register as of the day before the incorporation date of the New Investment Corporation ( the “Incorporation Date”) (excluding ADR, NRIC, and unitholders of ADR who have requested ADR to buyback investment units they hold under Article 149-13 of the Investment Trusts Act; “ADR Unitholders to Receive Allotment”) by 3, and the New Investment Corporation will allot 3 investment units of the New Investment Corporation for each investment unit of ADR to ADR Unitholders to Receive Allotment.

2	In conjunction with the Merger, the New Investment Corporation will issue the number of investment units calculated by multiplying the total number of investment units of NRIC held by unitholders entered or recorded in NRIC’s last unitholders’ register as of the day before the Incorporation Date (excluding ADR, NRIC, and unitholders of NRIC who have requested NRIC to buyback investment units they hold under Article 149-13 of the Investment Trusts Act; “NRIC Unitholders to Receive Allotment”) by 2, and the New Investment Corporation will allot 2 investment units of the New Investment Corporation for each investment unit of NRIC to NRIC Unitholders to Receive Allotment.

Article 6	Matters Concerning Total Amount of Investment into New Investment Corporation

The total amount of investment into the New Investment Corporation and the amount of investment surplus are as set out below. However, ADR and NRIC may, upon their agreement, change this based on consideration and consultation regarding the state of the assets of ADR and NRIC as of the day before the Incorporation Date.

(1)	Total Amount of Investment

36,262,894,000 yen

(2)	Amount of Investment Surplus

The amount obtained by deducting the amount provided for in the preceding item from the amount of fluctuations in unitholders’ capital provided for in Article 27, Paragraph 1, of the Regulations for Accounts of Investment Corporations (Cabinet Office Ordinance No. 47 of 2006; as amended)

Article 7	Date of Incorporation of New Investment Corporation

The Incorporation Date will be March 1, 2010. However, ADR and NRIC may, upon their consultation, change this if necessary to do so in relation to the progress of procedures for the Merger or for any other such reason.

Article 8	General Unitholders’ Meeting Approving the Consolidation-Type Merger Agreement

1	ADR shall, by no later than November 30, 2009, or a date separately agreed on between ADR and NRIC, convene a general unitholders’ meeting and seek (i) approval for this Agreement and (ii) approval to terminate the Asset Management Services Agreement between AD Investment Management Co., Ltd.

2	NRIC shall, by no later than November 30, 2009, or a date separately agreed on between ADR and NRIC, convene a general unitholders’ meeting and seek (i) approval for this Agreement and (ii) approval to terminate the Asset Management Services Agreement between Pacific Residential Corporation.

Article 9	Asset Management Company, Etc., After the Merger

The asset management company (which means “asset management company” as provided for in Article 2, Paragraph 19, of the Investment Trusts Act; the same applies throughout this Agreement), custodian (which means “custodian” as provided for in Article 2, Paragraph 20, of the Investment Trusts Act; the same applies throughout this Agreement), and administration agent (which means “administration agent” as provided for in Article 2, Paragraph 21, of the Investment Trusts Act who accepts the outsourcing of the services provided for in the Items under Article 117 of the Investment Trusts Act; the same applies throughout this Agreement) of the New Investment Corporation after the Merger are as set out in Attachment 1 , the Articles of Incorporation. ADR and NRIC’s respective asset management services agreements, asset custody agreements, and administration agreements entered into with their respective asset management companies , custodians, and administration agents (excluding, however, agreements for the preparation and keeping of bond registers and other such services relating to bond registers) will be terminated on the condition that the New Investment Corporation is incorporated as a result of the Merger.

Article 10	Merger Subsidy

In place of ADR and NRIC’s cash distribution to unitholders of ADR and NRIC for ADR and NRIC’s business periods ending on the day before the Incorporation Date, the New Investment Corporation will pay a merger subsidy following the Incorporation Date without delay to ADR Unitholders to Receive Allotment and NRIC Unitholders to Receive Allotment. The amount of such merger subsidy is calculated in accordance with the following formula (truncated to the nearest yen) for every 1 investment unit of ADR or NRIC units they own.

Merger subsidy to be paid to ADR Unitholders to Receive Allotment

Amount of merger subsidy per investment unit	=	Amount of ADR’s distributable profits as of the day before the Incorporation Date
Number of ADR’s outstanding investment units as of the day before the Incorporation Date

Merger subsidy to be paid to NRIC Unitholders to Receive Allotment

Amount of merger subsidy per investment unit	=	Amount of NRIC’s distributable profits as of the day before the Incorporation Date
Number of NRIC’s outstanding investment units as of the day before the Incorporation Date

Article 11	Succession to Company Assets

The New Investment Corporation will on the Incorporation Date succeed all of the assets, liabilities, rights, and obligations of ADR and NRIC as of the Incorporation Date.

Article 12	Management of Corporate Assets

From the execution date of this Agreement until the Incorporation Date, ADR and NRIC shall each execute its own business and manage and operate its own assets with the care of a prudent manager. Except for matters provided for separately in this Agreement, ADR and NRIC shall take acts that will materially adversely affect its own assets, rights, or liabilities only after consulting with the other party in advance.

Article 13	Amending the Merger Conditions; Cancelling this Agreement

ADR and NRIC may, upon their agreement after consulting in good faith, amend the conditions of the Merger or other content of this Agreement or cancel this Agreement, if during the period after this Agreement has been entered into and the Incorporation Date:

•	there is a material change in the assets or management situation of ADR or NRIC;

•	a situation arises that will materially obstruct the performance of the Merger;

•	any other event makes achieving the purpose of the Merger difficult,; or

•	it becomes apparent an event has arisen that might give rise to one of these situations.

Article 14	Effect of this Agreement

This Agreement will lose its effect if by the day before the Incorporation Date:

•	this Agreement is not approved at both of ADR’s and NRIC’s General Unitholders’ Meeting as provided for under the Paragraphs of Article 8;

•	it can be reasonably expected that the registration under Article 189 of the Investment Trusts Act for the consolidation-type merger will not be made on the Incorporation Date; or

•	the approval of a supervisory authority or the like provided for under law or regulation and necessary for the performance of the Merger cannot be obtained.

Article 15	Confidentiality

1	“Confidential Information” means all information disclosed by ADR or NRIC to the other in relation to the Merger (irrespective of whether it relates to ADR or NRIC; including information relating to ADR’s and NRIC’s asset management companies; and including information delivered in writing, orally, or in an electronically recorded media), and it includes the existence and content of this Agreement and information relating to the state of consultations, examinations, and negotiations relating to the Merger. However, Confidential Information does not include

(1)	information that was already public knowledge at the time it was disclosed by the discloser,

(2)	information that the recipient itself already possessed at the time it was disclosed it by the discloser (excluding information disclosed by the discloser on another occasion the confidentiality of which the recipient is obligated to maintain),

(3)	information the recipient lawfully acquired from a third party without being obligated to maintain its confidentiality,

(4)	information that came to be public knowledge after it was disclosed to by the discloser through no event attributable to the recipient, or

(5)	information that the recipient can prove it developed independently without using Confidential Information disclosed to it.

2	ADR and NRIC shall manage Confidential Information as follows.

(1)	The recipient shall use Confidential Information only for the purpose of performing this Agreement, and it shall not disclose or divulge Confidential Information to a third party (including a third party’s unitholder) without the discloser’s prior written approval.

(2)	Despite the preceding Item, the recipient may disclose Confidential Information in the following circumstances:

(i)	where disclosure is required in accordance with law or regulation, judicial institution, or the legal procedures, guidance, demand, or other such request (including an audit by an accounting auditor and talks with a financial instruments exchange relating to the Merger) of a public institution or financial instruments exchange (including a supervisory authority); or

(ii)	where in relation to performing due diligence in connection with the Merger or performing this Agreement the recipient finds disclosure is necessary to be made to

(a)	an officer or employee of the recipient,

(b)	a ratings institution or a financial institution or the like in relation to borrowings or investments,

(c)	an insurance company in relation to an insurance policy,

(d)	a certified public accountant, tax attorney, attorney-at-law, real estate appraiser, or a professional of an investigative company or the like involved in the Merger,

(e)	an adviser involved in the Merger,

(f)	Rehabilitation Company Pacific Holdings, Inc., or its administrator (including the administrator’s agents and the administrator’s assistants) or ITOCHU Corporation, or

(g)	ADR’s or NRIC’s asset management company or ADR’s or NRIC’s custodian, administration agent, or other such agent,

in which case for any such person who is not obligated to confidentiality under law or regulations, the recipient shall, after imposing on that person confidentiality obligations of the same content as the obligations provided for in this Article, disclose the information only to the extent necessary, and the recipient will be liable to the discloser for any divulging of Confidential Information by the person to whom the recipient disclosed Confidential Information.

3	If the discloser so requests in writing, the recipient shall, as much as is practically reasonably possible, return to the discloser, dispose of, erase, or otherwise render unusable all Confidential Information kept in writing or electronically. However, the recipient may keep Confidential Information if

•	it is required to do so by law, regulation, or other such rules,

•	it is necessary to do so in connection with litigation or the like, or

•	the Confidential Information was prepared for the purpose of the internal use of the party and is inseparable from the context in which it was so prepared.

4	Not withstanding the preceding Paragraphs, if ADR and NRIC wish to make a public announcement in relation to the execution or content of this Agreement or in some other relation to the Merger, they shall consult with each other and determine in advance the timing, content, and other details of the announcement.

Article 16	Consultation in Good Faith

If a matter arises that is necessary in relation to the Merger other than a matter provided for in this Agreement, ADR and NRIC shall separately consult each other and determine the matter in accordance with the spirit of this Agreement.

(The rest of this page has been deliberately left blank below here.)

The parties have executed this Agreement in two originals by affixing their signature and seal below and each party shall retain one executed original.

September 25, 2009

ADR	Advance Residence Investment Corporation 3-12 Kioi-cho, Chiyoda-ku, Tokyo Kenji Kousaka, Executive Director

NRIC	Nippon Residential Investment Corporation 1-14-1 Kanda Jimbo-cho, Chiyoda-ku, Tokyo Masaru Nishimura, Chief Executive Officer

(Merger Agreement) Attachment 1

Articles of Incorporation of

Investment Corporation

Advance Residence Investment Corporation

Articles of Incorporation

I    GENERAL PROVISIONS

Article 1	Corporate Name

The name of the Investment Corporation is Advance Residence Toushi Houjin, which is Advance Residence Investment Corporation in English.

Article 2	Purpose

The purpose of the Investment Corporation is to manage the assets of the Investment Corporation by investing them mainly in specified assets (meaning “specified assets” as provided for in Article 2, Paragraph 1, of the Investment Trust and Investment Corporations Act (Act No.198 of 1951; as amended, the “Investment Trusts Act”) in accordance with the Investment Trusts Act.

Article 3	Location of Head Office

The head office of the Investment Corporation is in Chiyoda-ku, Tokyo.

Article 4	Method of Public Notice

Public notices of the Investment Corporation are published in the Nihon Keizai Shimbun.

II    INVESTMENT UNITS

Article 5	Total Number of Investment Units Authorized to be Issued

1	The total number of investment units authorized to be issued by the Investment Corporation is 6,000,000.

2	The proportion of the aggregate amount representing the investment units issued by the Investment Corporation in Japan shall exceed 50% of the total amount representing the investment units issued by the Investment Corporation.

3	The Investment Corporation may seek persons who subscribe for investment units issued by the Investment Corporation within the total number of investment units authorized to be issued by the Investment Corporation with the approval of the Board of Directors. The amount to be paid per offered investment unit (meaning the investment unit allocated to a person who applies for subscription of the investment units in response to the offering) shall be the amount determined by the Executive Director as fair in light of the details of the assets held by the Investment Corporation (the “Managed Assets”) and approved by the Board of Directors.

Article 6	Matters Concerning Handling of Investment Units

Unless otherwise provided for in laws, regulations, or these Articles of Incorporation, the procedures for handling investment units such as registration or recording of unitholders in the Investment Corporation’s unitholders’ register and the fees for those procedures are subject to the Investment Unit Handling Regulations established by the Board of Officers.

Article 7	Minimum Net Asset Amount

The minimum net asset value of the Investment Corporation is 50,000,000 yen.

Article 8	Refund of Payment for Investment Units upon Request of Unitholders

The Investment Corporation shall not refund the payment for investment units upon request of unitholders.

III    GENERAL MEETING OF UNITHOLDERS

Article 9	Convocation

1	In principle, the general unitholders’ meeting of the Investment Corporation is held at least once every 2 years.

2	Unless otherwise provided for in the laws or regulations, the general meetings of unitholders shall be convened with the approval of the Board of Directors, by the Executive Director if there is only one Executive Director, and by one of the Executive Directors following the protocols predetermined by the Board of Directors if there is more than one Executive Director.

3	To convene the general unitholders’ meeting, public notice concerning the date of general meeting of unitholders must be given at least 2 months before the date of the general unitholders’ meeting, and notice must be dispatched to each unitholder in writing or by electronic method in accordance with the laws or regulations at least 2 weeks before the date of the general unitholders’ meeting.

Article 10	Chairperson

The Executive Director shall preside over the general unitholders’ meeting if there is only one Executive Director. One of the Executive Directors shall preside over the general unitholders’ meeting following the protocols predetermined by the Board of Directors if there is more than one Executive Director. If all of the positions of Executive Director come vacant or all of the Executive Directors are unable to so act, one of the Supervisory Directors shall preside over the general unitholders’ meeting following the protocols predetermined by the Board of Directors.

Article 11	Resolution

Unless otherwise provided for in laws, regulations, or this Articles of Incorporation, the resolutions of the general unitholders’ meeting are adopted by a majority of the voting rights represented by the unitholders present.

Article 12	Voting by Proxy

1	A unitholder may exercise the voting rights by a proxy, who must be another unitholder of the Investment Corporation with voting rights.

2	In the event of the preceding Paragraph, the relevant unitholder or proxy shall submit a document certifying the authority of the proxy to the Investment Corporation in advance for each general unitholders’ meeting.

Article 13	Exercise of Voting Rights in Writing or by Electronic Method

1	A unitholder may exercise the voting rights in writing by indicating the required matters in the document for exercising voting rights (the “Form for Exercising Voting Rights”) and submitting the Form for Exercising Voting Rights containing such matters to the Investment Corporation by the time prescribed by laws or regulations.

2	A unitholder may exercise the voting rights by the electronic method with the consent of the Investment Corporation in accordance with laws and regulations, by submitting the matters required to be contained in the Form for Exercising Voting Rights to the Investment Corporation by an electronic method by the time prescribed by laws and regulations.

3	The number of voting rights exercised in writing or by the electronic method shall be counted in the number of voting rights represented by the unitholders present.

Article 14	Deemed Approval

1	If a unitholder is not present at a general unitholders’ meeting and does not exercise his or her voting rights, the unitholder will be deemed to have approved the proposals submitted to the general unitholders’ meeting (excluding, if more than one proposal is submitted and the import of two or more proposals conflict with each other, all such proposals of conflicting import).

2	The number of voting rights represented by the unitholders who are deemed to have approved the proposals under the preceding Paragraph are counted in the number of voting rights represented by the unitholders present.

Article 15	Record Date

1	The unitholders entered or recorded in the final unitholders’ register as of the preceding Accounts Closing Date (meaning the last day of each business term provided for in Article 31; the same applies throughout) shall be the unitholders entitled to exercise their rights at the general unitholders’ meeting convened by the Investment Corporation. However, this applies only if the general unitholders’ meeting is held on a date within 3 months from the Accounts Closing Date.

2	In addition to the preceding Paragraph, whenever necessary, the Investment Corporation may deem the unitholders or registered investment unit pledgees entered or recorded in the final unitholders’ register as of a certain date to be the persons entitled to exercise their rights, upon giving prior public notice following a resolution of the Board of Directors.

Article 16	Minutes of General Meeting of Unitholders

The Investment Corporation shall prepare minutes containing a summary of the proceedings and the outcome of each general unitholders’ meeting and other matters prescribed by laws and regulations.

IV    DIRECTORS AND BOARD OF DIRECTORS

Article 17	Number of Directors and Composition of Board of Directors

The Investment Corporation shall not have more than 2 Executive Directors or 3 Supervisory Directors (but the number of Supervisory Directors must always be at least one more than the number of Executive Directors). The Board of Directors is composed of Directors (which means its Executive Directors and Supervisory Directors; the same applies throughout).

Article 18	Election and Term of Office of Directors

1	Directors are elected by resolution of the general unitholders’ meeting.

2	The term of office of a Director shall be 2 years from his or her election. However, the term of office of a Director elected to fill a vacancy or for increase in the number of Directors shall be the remainder of the term of office of the Director being replaced or that of the Directors with whom office is held simultaneously.

Article 19	Payment Standards and Timing of Payment of Remuneration of Directors

Payment standards and timing of payment of the remuneration of Directors of the Investment Corporation are as follows:

(1)	The remuneration of each Executive Director must not be more than 1,000,000 yen per month and the Investment Corporation shall pay every month the amount for the relevant month determined to be reasonable by the Board of Directors in light of general price movements, wage movements, and other factors, by the end of the month.

(2)	The remuneration of each Supervisory Director must not be more than 500,000 yen per month and the Investment Corporation shall pay every month the amount for the relevant month determined to be reasonable by the Board of Directors in light of general price movements, wage movements, and other factors, by the end of the month.

Article 20	Waiver of Directors’ Liabilities

The Investment Corporation may waive the liabilities of a Director under Paragraph 1 of Article 115-6 of the Investment Trusts Act by a resolution of the Board of Directors to the extent permitted by laws and regulations in circumstances where the Director was acting in good faith without gross negligence in performing his or her duties and if it is considered especially necessary to do so after considering the facts that caused the liability, the Director’s performance of his or her duties, and other circumstances.

Article 21	Convocation and Chairperson

1	Unless otherwise provided for in laws or regulations, the Executive Director shall convene and preside over the meetings of the Board of Directors if there is only 1 Executive Director. One of the Executive Directors shall convene and preside over the meetings of the Board of Directors following the protocols predetermined by the Board of Directors if there is more than one Executive Director.

2	Notice of convocation of a meeting of the Board of Directors must be dispatched to all Directors at least 3 days before the date of the meeting of the Board of Directors. However, that period may be shortened or convocation procedures may be forgone with the consent of all Directors.

Article 22	Resolutions

Unless otherwise provided for in laws, regulations, or these Articles of Incorporation, the resolutions of the meetings of the Board of Directors are adopted by a majority of the voting rights of the members present, provided the members present represent a majority of total members entitled to vote.

Article 23	Minutes of Meeting of Board of Directors

The Investment Corporation shall prepare minutes containing a summary of the proceedings and the outcome of each meeting of the Board of Directors and other matters prescribed by laws and regulations, and each Director present shall affix his name and seal or electronic signature on the minutes.

Article 24	Regulations of Board of Directors

Unless otherwise provided for in laws, regulations, or these Articles of Incorporation, the matters concerning the Board of Directors are subject to the Regulations of the Board of Directors established by the Board of Directors.

V    ACCOUNTING AUDITOR

Article 25	Election of Accounting Auditor

The accounting auditor is elected by resolution of a general unitholders’ meeting.

Article 26	Term of Office of Accounting Auditor

1	The term of office of the Accounting Auditor expires at the close of the first general unitholders’ meeting held after the first closing of a term subsequent a lapse of 1 year after the assumption of office.

2	Unless otherwise resolved at the general unitholders’ meeting provided for in the preceding Paragraph, the Accounting Auditor will be deemed to have been reelected at the general unitholders’ meeting.

Article 27	Payment Standards for Remuneration of Corporate Auditors

The Accounting Auditor’s remuneration must not be more than 20,000,000 yen per accounting term subject to audit, and the Investment Corporation shall pay the amount determined by the Board of Directors within 3 months after the end of the relevant accounting term.

VI    TARGETS AND POLICIES OF ASSET MANAGEMENT

Article 28	Targets and Policies of Asset Management

The targets and policies of the Investment Corporation’s asset management policy are set out in Attachment 1, attached to the end of this Articles of Incorporation, which forms an integral and inseparable part of this Articles of Incorporation.

VII    ASSET EVALUATION

Article 29	Methods, Standards, and Reference Date of Asset Evaluation

The methods, standards, and reference date of asset evaluations of the Investment Corporation are as set forth in Attachment 2, attached to the end of these Articles of Incorporation, which forms an integral and inseparable part of these Articles of Incorporation.

VIII    BORROWINGS; ISSUE OF INVESTMENT CORPORATION BONDS

Article 30	Limit of Borrowing and Issue of Investment Corporation Bonds, etc.

1	The Investment Corporation may borrow funds or issue investment corporation bonds (including short-term investment corporation bonds; the same applies throughout) in order to ensure stable earnings and steady growth of the Managed Assets. The Investment Corporation may borrow funds only from qualified institutional investors as set out in Article 2, Paragraph 3, Item (1), of the Financial Instruments and Exchange Act (Law No. 25 of 1948; as amended, the “Financial Instruments and Exchange Act”) (but limited to those who are set out in Article 22-19, Paragraph 1, of the Ordinance for Enforcement of the Special Taxation Measures Act (Finance Ministry Order No. 15 of 1957; as amended, the “Ordinance for Enforcement of the Special Taxation Measures Act”).

2	Cash received through borrowing and issue of investment corporation bonds in accordance with the preceding Paragraph may be used for acquisitions of assets, repair, payment of dividends, funds required for the operation of the Investment Corporation, repayment of debts (including return of deposit and guarantee money and repayment of borrowed money and debts for investment corporation bonds), and other similar purposes.

3	If the Investment Corporation borrows funds or issues investment corporation bonds under Paragraph 1, it may provide the Managed Assets as collateral.

4	The limit on borrowings and the issue of investment corporation bonds is 1,000,000,000,000 yen each, and the total of both amounts must not exceed 1,000,000,000,000 yen.

XI    ACCOUNTING

Article 31	Business Term and Accounts Closing Date

The business term of the Investment Corporation is from February 1 to the last day of July of each year and from August 1 of each year to the last day of January of the following year. However, the first business term after the incorporation of the Investment Corporation is from the date of incorporation of the Investment Corporation to the last day of January 2011.

Article 32	Policy on Cash Distribution

In principle, the Investment Corporation shall make distributions in accordance with the following policy.

(1)	Distribution of profits

(i)	The amount of profits out of the total amount of cash to be distributed to unitholders (the “Distributable Amount”) must be calculated in accordance with the corporate accounting standards generally accepted as fair and proper in Japan.

(ii)	In principle, the amount of distribution is the amount determined by the Investment Corporation that exceeds 90% of the amount of profit available for dividend of the Investment Corporation as set out in Article 67-15, Paragraph 1, of the Special Taxation Measures Act (Law No.26 of 1957; as amended) (the “Amount of Profit Available for Dividend”).

The Investment Corporation may accumulate a long-term repair reserve, payment reserve, dividend reserve, and any other similar reserve and allowance considered necessary for the maintenance or improvement of Managed Assets out of the Distributable Amount.

(2)	Distribution of cash exceeding profit

If the Distributable Amount is less than 90% of the Amount of Profit Available for Dividend or if it is otherwise considered appropriate by the Investment Corporation, the Investment Corporation may distribute the amount determined by the Investment Corporation not exceeding the amount set out in the Regulations of the Investment Trusts Association, Japan, as cash exceeding profit. However, in this case, if the amount of cash distribution does not satisfy the requirements set out in special rules for taxation on investment corporations, the Investment Corporation may distribute in cash the amount determined by the Investment Corporation for the purpose of satisfying those requirements.

(3)	Method of payment of dividends

Distributions made pursuant to this Article must be in cash and the Investment Corporation shall pay dividends in principle within 3 months of the term to the unitholders or registered investment unit pledgees entered or recorded in the final register of unitholders as of the closing date of the applicable term, in accordance with the number of investment units or the number of investment units covered by the registered investment unit pledge held by them.

(4)	Limitation period for claims for dividends

If the cash distributed under this Article remains unreceived after the lapse of 3 full years after the date on which it became due, the Investment Corporation will be released from the obligation to pay those dividends. Interest does not accrue on unpaid dividends.

(5)	Regulations of the Investment Trusts Association, Japan

The Investment Corporation shall make cash distributions in accordance with the Regulations and other rules established by the Investment Trusts Association, Japan, in addition to Items (1) through (4).

X    DELEGATION OF BUSINESSES AND AFFAIRS

Article 33	Asset Management Fees for Asset Management Company

The standards for the amount and payment of asset management fees paid by the Investment Corporation to the asset management company to which the Investment Corporation entrusts the management of its assets (the “Asset Management Company”) is set out in Attachment 3, which forms a part of these Articles of Incorporation.

Article 34	Delegation of Businesses and Services

1	The Investment Corporation shall delegate the business pertaining to the management of assets to the Asset Management Company and the business pertaining to the custody of assets to the custodian under Articles 198 and 208, respectively, of the Investment Trusts Act.

2	The Investment Corporation shall delegate the services pertaining to the business other than the management and custody of assets that are set out in Article 117 of the Investment Trusts Act (the “Administration Services”) to third parties.

XI    INITIAL ASSET MANAGEMENT COMPANY, CUSTODIAN, AND ADMINISTRATION AGENT

Article 35	Names and Addresses of Initial Asset Management Company, Custodian, and Administration Agent; Outline of Contracts to be Executed among Those Companies

The names and addresses of the entities to be the initial Asset Management Company, custodian, and administration agent of the Investment Corporation and an outline of the contracts to be entered into with them is set out in Attachment 4, which forms a part of this Articles of Incorporation.

XII    SUPPLEMENTARY PROVISIONS

Article 36	Consumption Tax and Local Consumption Tax

The Investment Corporation shall bear the consumption tax, local consumption tax, and other taxes imposed on the management of Managed Assets and other expenses and money payable by the Investment Corporation considered to be taxable items under the Consumption Tax Act (Act No. 108 of 1988; as amended) (collectively, “Taxable Items”) and pay the consumption tax, local consumption tax, and other taxes payable on the Taxable Items in addition to the amount of Taxable Items.

Enacted: March 1, 2010

(Articles of Incorporation of Investment Corporation) Attachment 1

Targets and Policies of Asset Management

Basic Policy of Asset Management

The Investment Corporation seeks to maximize unitholder value, aiming to secure stable profits and achieve asset growth over the medium and long term by investing primarily in real estate used for residential purposes with a focus on diversifying its investments among regions.

Targets of Asset Management

The primary investment targets of the Investment Corporation are the following types of real estate, etc., and real-estate-backed securities:

1	Real estate, etc. (which means the following assets; the same applies throughout)

(1)	real estate

(2)	leasehold rights in real estate

(3)	surface rights

(4)	beneficiary interests of trusts under which real estate, leasehold rights in real estate, or surface rights have been placed in trust (including comprehensive trusts under which cash incidental to real estate has been placed in trust together with such assets)

(5)	beneficiary interests in trusts of money the purpose of which is to manage the trust assets primarily as investments in real estate, leasehold rights in real estate, and surface rights

(6)	interests in equity investments associated with an agreement under which one party makes an investment for the purpose of the other party’s managing any of the assets set out in (1) through (5) above and that other party manages that investment primarily as investments in those assets and distributes the profits from its management of those assets (“Silent Partnership Equity Interests Concerning Real Estate”)

(7)	beneficiary interests in trusts of money the purpose of which is to manage the trust assets primarily as investments in Silent Partnership Equity Interests Concerning Real Estate

2	Real-estate-backed securities (which means the following assets the purpose of which is to invest more than 50% of the underlying assets in real estate,etc.; the same applies throughout)

(1)	Preferred Equity Securities (which means “Preferred Equity Securities” as provided for in Article 2, Paragraph 9, of the Act on Securitization of Assets (Act No. 105 of 1998; as amended; the “Asset Securitization Act”)

(2)	Beneficiary interests (which means beneficiary interests as provided for in Article 2, Paragraph 7, of the Investment Trusts Act)

(3)	Investment securities (which means “investment securities” as provided for in Article 2, Paragraph 15, of the Investment Trusts Act)

(4)	Beneficiary interests of specified purpose trusts (which means “beneficiary interests of specified purpose trusts” (excluding those that correspond to assets provided for in Paragraphs 1(4), 1(5), and 1(7) above) as provided for in Article 2, Paragraph 15, of the Asset Securitization Act)

3	The Investment Corporation may invest in the following specified assets in addition to the real estate, etc., and real-estate-backed securities provided for in Paragraphs 1 and 2 above.

(1)	deposits

(2)	call loans

(3)	negotiable certificates of deposit

(4)	securities (which has the meaning defined in Article 2, Paragraph 5, of the Investment Trusts Act) (but excluding those which correspond to other assets provided for in this section Targets of Asset Management)

(5)	monetary claims (which means “monetary claims” as provided for in Article 3, Item (7), of the Enforcement Order of the Investment Trusts and Investment Corporations Act (Cabinet Order No. 480 of 2000; as amended, the “Enforcement Order of the Investment Trusts Act”)

(6)	beneficiary interests in trusts of money the purpose of which is to invest the trust assets as investments in the assets set out in (1) through (5) above

(7)	rights associated with derivatives transactions (which has the meaning provided for in Article 3, Item 2, of the Enforcement Order of the Investment Trusts Act)

4	In investing in real estate, etc., the Investment Corporation may invest in the following assets if necessary.

(1)	trademark rights, as provided for under the Trademark Act (Act No. 127 of 1959; as amended), and exclusive licenses and non-exclusive licenses of trademarks (limited to such rights incidental to investing in real estate, etc.)

(2)	shares (limited to shares of management companies and the like that manage real estate where the Investment Corporation acquires the shares incidental to investing in specified assets that are a primary invest target)

Investment Stance

(1)	In investing in real estate (which includes real estate that is a principal trust asset when investing in trust beneficiary interests; the same applies throughout), the Investment Corporation will invest in real estate the primary use of which is for rental housing in a primary investment area of the 7 Major Tokyo Wards (which means Minato City, Chiyoda City, Shibuya City, Shinjuku City, Meguro City, Setagaya City, and Shinagawa City; the same applies throughout), Central Tokyo (which means the 23 wards in Tokyo other than the 7 Major Tokyo Wards; the same applies throughout), Tokyo Metropolitan Area (which means Tokyo, Kanagawa, Saitama, and Chiba; the same applies throughout), and Regional Cities (which means cities designated under government ordinance and cities similar to such cities).

(2)	The residential types of rental housing that the Investment Corporation will invest in are single types, compact types, family types, and large types. It may also invest in dormitory types.

(3)	In acquiring properties, the Investment Corporation will comprehensively examine the property by adequately investigating, among other factors, projected revenues from the real estate, the future prospects of the area, building specifications, earthquake-resistance features of the building, related rights, the state of the management of the building, and the environment and quality of the land.

(4)	The Investment Corporation will acquire properties with a basic policy of managing them over the medium and long term. When it comes time to sell them, the Investment Corporation will therefore make its decision after comprehensively judging the financial market and real estate market trends, revenue projections, increases or decreases in asset values, forecasts for such movements, future prospects for each property’s location, and portfolio composition.

(5)	The Investment Corporation aims for the total amount of specified real estate (which means specified assets that the Investment Corporation acquires that are real estate, leasehold rights in real estate, or surface rights or beneficiary interests in trusts under which real estate, leasehold rights in land, or surface rights have been placed in trust) to constitute 75% or more of the total amount of specified assets held by the Investment Corporation.

Investment Restrictions

(1)	Restrictions relating to securities and monetary claims

The Investment Corporation will place importance on stability and convertibility of investments into securities and monetary claims, and it will not make investments aimed only at gaining positive management profits.

(2)	Restrictions relating to derivatives transactions

The Investment Corporation will invest in rights associated with derivatives transactions only for the purpose of hedging against interest risks arising from liabilities of the Investment Corporation and other such risks.

(3)	The Investment Corporation will restrict its real estate investment targets (including real estate, etc., other than real estate and including real estate, etc., underlying real-estate-backed securities) to real estate located in Japan.

(4)	The Investment Corporation will not invest in assets denominated in a foreign currency.

Purpose and Scope of Loaning of Assets Acquired

(1)	The Investment Corporation may loan (including car parks, signs and the like, and other such facilities) real estate (including real estate underlying real-estate-backed securities other than real estate, etc., that the Investment Corporation is to acquire; the same applies throughout this section) forming part of Managed Assets for the purpose of securing stable profits over the medium and long term.

(2)	In making loan of real estate, the Investment Corporation may receive security deposits, guarantee deposits, and the like and money similar to those deposits, and it may manage the money so received in accordance with its investment policy set out above.

(3)	The Investment Corporation may make loans of its Managed Assets that are not real estate.

— End of Attachment 1 —

(Articles of Incorporation of Investment Corporation) Attachment 2

Methods, Criteria, and Reference Dates for Valuating Assets

1	The Investment Corporation’s methods and criteria for valuating assets are as follows depending on the type of assets targeted for investment:

(1)	Real estate, leasehold rights in real estate, and surface rights

The Investment Corporation will valuate these assets based on the acquisition price less accumulated deprecation. The method of calculating depreciation for buildings and facilities, etc., will be the straight-line method. However, if the Investment Corporation judges on proper grounds that the calculation method it has adopted is inappropriate and can reasonably judge that changing the method would not raise any issue from the perspective of investor protection, then the Investment Corporation may change the calculation method to another method.

(2)	Beneficiary interests in trust under which real estate, leasehold rights in real estate, and surface rights have been placed in trust

The Investment Corporation will valuate these assets based on the value determined by first:

•	if the trust assets are the assets described in paragraph 1 above — valuating them based on the same paragraph; or

•	if the trust assets are financial assets — valuating them in accordance with generally accepted accounting standards, and then:

subtracting from those total amounts the amount of liabilities of the trust, and calculating the proportionate amount of beneficiary interests in the trust.

(3)	Beneficiary interests in trust of money the purpose of which is to manage its trust assets primarily by investing in real estate, leasehold rights in real estate, and surface rights

The Investment Corporation will valuate these assets based on the value determined by first:

•	if the assets constituting the trust are the assets described in paragraph 1 above — valuating them based on the same paragraph; or

•	if the assets constituting the trust are financial assets — valuating them in accordance with generally accepted accounting standards, and then:

subtracting from those total amounts the amount of liabilities of the trust, and calculating the proportionate amount of beneficiary interests in the trust.

(4)	Equity interests in silent partnership which invests in real estate

The Investment Corporation will valuate these assets based on the value determined by first:

•	if the assets constituting the silent partnership are the assets described in any of the paragraphs 1 through 3 above — valuating them based on the method set out in the relevant paragraph; or

•	if the assets constituting the silent partnership are financial assets — valuating them based on generally accepted accounting standards, and then:

subtracting from those total amounts the amount of liabilities of the silent partnership, and calculating the proportionate amount of equity interest in the silent partnership.

(5)	Beneficiary interests in trust of money the purpose of which is to manage its trust assets primarily by investing in equity interests in silent partnership which invests in real estate

The Investment Corporation will valuate these assets based on the value determined by first:

•	for equity interests in silent partnership constituting the trust assets — valuating them based on the method set out in paragraph (4) above; and

•	for financial assets — valuating them based on generally accepted accounting standards, and then:

subtracting from those total amounts the amount of liabilities of the trust, and calculating the proportionate amount of beneficiary interest in the trust.

(6)	Securities

If the securities are traded, the Investment Corporation will valuate these assets based on the market price. If they are not traded, the Investment Corporation will valuate them based on a reasonably calculated value.

(7)	Monetary claims

The Investment Corporation will valuate these assets based on the acquisition price less the allowance for doubtful receivables. However, if the monetary claims were acquired at a value that is lower or higher than the face amount and the nature of the difference between the acquisition price and the face amount is regarded as adjustments for their interests, the Investment Corporation will valuate these assets based on the amount calculated by the amortized cost method less an allowance for doubtful receivables.

(8)	Derivatives

(i)	Receivables and debts arising from derivative transactions listed on a financial instruments exchange

The Investment Corporation will valuate these based on the value calculated based on the final price (the closing price; if there is no closing price, then the final quotation (if both a minimum sell quotation and a maximum buy quotation have been announced, then the middle price between those quotations)) on the financial instruments exchange.

(ii)	Receivables and debts arising from unlisted derivative transactions that are not quoted on a financial instruments exchange

The value calculated by a reasonable method as similar to that for a market price. If calculating a fair value seems to be extremely difficult, then the Investment Corporation will valuate these based on their acquisition price.

(iii)	Notwithstanding the above, the Investment Corporation may apply hedge accounting if these are regarded as hedge transactions pursuant to generally accepted accounting standards.

(9)	Beneficiary interests in trust of money

The Investment Corporation will valuate these assets based on the values determined by first, depending on the assets being managed as investments:

•	valuating them based on the valuation method(s) for the relevant assets being managed as investments set out in paragraphs (1) through (8) and (10) above; or

•	if they are financial assets, valuating them in accordance with generally accepted accounting standards, and then:

subtracting from those total amounts the amount of liabilities of the trust, and calculating the proportionate amount of beneficiary interest in the trust.

(10)	Others

Assets not provided for above will be valuated as appropriate under the Investment Trusts Act and the Valuation Rules of the Investment Trusts Association, Japan, or generally accepted accounting standards.

2	If the Investment Corporation is to make a valuation by a method different from any method set out in section 1 above for the purpose of indicating a value into an asset management report or the like, it shall make the valuation as follows:

(1)	Real estate, leasehold rights in real estate, and surface rights

The value calculated by the real estate appraisal or the like made by a real estate appraiser.

(2)	Beneficiary interests in trust under which real estate, leasehold rights in real estate, and surface rights have been placed in trust; and equity interests in silent partnership which invests in real estate

The Investment Corporation will valuate these assets based on the value determined by first:

•	if the assets constituting the trust or the silent partnership are the assets described in paragraph 1 above — valuating them based on the same paragraph; or

•	if the assets constituting the trust or the silent partnership are financial assets — valuating them in accordance with generally accepted accounting standards, and then:

subtracting from those total amounts the amount of liabilities of the trust or the silent partnership, and calculating the proportionate amount of beneficiary interests in the trust or equity interests in the silent partnership.

3	The reference date for each valuation is, in principle, the end of the Investment Corporation’s accounting term.

— End of Attachment 2 —

(Articles of Incorporation of Investment Corporation) Attachment 3

Fees for Asset Management Company

The method of calculating and timing of payment of the fees payable to the Asset Management Company to whom the Investment Corporation has entrusted the management of assets are as follows. The fees, plus the appropriate amounts for consumption tax and local consumption tax payable on the fees, are paid by remittance into the bank account designated by the Asset Management Company.

Base Fee

The Investment Corporation will, within 2 months after the end of accounting term, pay an amount up to a maximum of the amount (calculated pro rata based on the actual number of days in the relevant accounting term, taking one year as being 365 days; the same applies to calculations of the base fee below) calculated by multiplying by 0.40% p.a. to the total asset value set out in the Investment Corporation’s balance sheet (limited to one that has been approved under Article 131, Paragraph 2 of the Investment Trusts Act; “Balance Sheet”) dated as of the closing of the latest accounting term. However, for the Investment Corporation’s first accounting term, the base fee for the term starting on the date of incorporation of the Investment Corporation and ending on July 31, 2010, is to be paid by September 30, 2010, in an amount not exceeding the amount calculated by multiplying 0.40% p.a. to the total asset value set out in the Investment Corporation’s trial balance sheet (of totals and balances) as of the incorporation of the Investment Corporation, and the base fee for the term starting on August 1, 2010, and ending on the end of the Investment Corporation’s first accounting term is to be paid within 2 months of that ending date in an amount not exceeding the amount calculated by multiplying by 0.40% p.a. to the total asset value set out in the Investment Corporation’s trial balance sheet (of totals and balances) as of July 31, 2010.

Acquisition Fee

When real estate, etc., or real-estate-backed securities are newly acquired, the Investment Corporation will pay, by the end of the month of the following month of the acquisition date, an amount not exceeding the amount calculated by multiplying the purchase price of the asset acquired by 1.0%. The “purchase price” is the amount set out in the purchase agreement and excludes expenses associated with the purchase and consumption tax and local consumption tax.

Disposal Fee

When real estate, etc., or real-estate-backed securities are disposed of, the Investment Corporation will pay, by the end of the month of the following month of the disposal date, an amount not exceeding the amount calculated by multiplying the sales price of the asset so disposed of by 0.50%. The “sales price” is the amount set out in the purchase agreement and excludes expenses associated with the sales and consumption tax and local consumption tax.

Incentive Fee

The Investment Corporation will pay, within 3 months after the closing of accounting term, an amount not exceeding the amount calculated by multiplying its current net profit before tax for the relevant accounting term (calculated before deduction of incentive fee, and if there is a loss carried forward, the amount of current net profit before tax after making-up of such loss) by 3.0%.

— End of Attachment 3 —

(Articles of Incorporation of Investment Corporation) Attachment 4

Names and Addresses of Initial Asset Management Company, Custodian, and Administration

Agent; Outlines of Agreements to be Executed

1	Name and Address of Initial Asset Management Company (the “Asset Management Company”); Outlines of Agreements to be Executed

(1)	Name: AD Investment Management Co., Ltd.

Address: 3-12 Kioi-cho, Chiyoda-ku, Tokyo

(2)	Outline of services to be entrusted

(i)	Services relating to the management of the Investment Corporation’s assets;

(ii)	Services relating to the Investment Corporation’s funding and financing;

(iii)	Reporting to the Investment Corporation; and

(iv)	Other services entrusted by the Investment Corporation from time to time that are relevant or incidental to the services provided for in (i) through (iii) above

(3)	Term of agreement

The agreement shall take effect on the day the Investment Corporation is registered under the Investment Trusts Act and shall be an agreement without term.

(4)	Matters relating to termination

(i)	If the Asset Management Company ceases being a member of a financial instruments firms association recognized pursuant to Article 78, Paragraph 1 of the Financial Instruments Exchange Act, the Investment Corporation may, after obtaining a resolution in advance at its general unitholders’ meeting, immediately terminate the agreement by notifying the Asset Management Company in writing.

(ii)	The Investment Corporation may terminate the agreement by giving the Asset Management Company a 6 months’ prior written notice and obtaining a resolution in advance at its general unitholders’ meeting.

(iii)	The Investment Corporation may, by resolution of its board of directors, terminate the agreement immediately if any of the following events occurs:

(a)	The Asset Management Company breaches the agreement (however, excluding where, if the breach is rectifiable, the Investment Corporation’s board of directors finds that the Asset Management Company has rectified the breach within 30 business days after the date it received a demand from the Investment Corporation to rectify);

(b)	The Asset Management Company is subject to a suspension of payments, an inability to make payments, a petition for commencement of bankruptcy proceedings, commencement of civil rehabilitation proceedings, commencement of corporate reorganization proceedings, or commencement of special liquidation proceedings, service of an attachment order against its important assets, or any other event like the foregoing; or

(c)	Any other event occurs that makes continuing to entrust services relating to asset management intolerable.

(iv)	The Investment Corporation will terminate the agreement if any of the following events occur:

(a)	The Asset Management Company ceases being a financial instruments business operator (limited to that engaging in the investment management business provided for in Article 28, Paragraph 4 of the Financial Instruments Exchange Act and excluding trust corporation) that is licensed pursuant to Article 3, Paragraph 1 of the Building Lots and Building Transactions Act (Act No. 176 of 1952; as amended) and approved pursuant to Article 50-2, Paragraph 1 of the same Act;

(b)	The Asset Management Company falls under any of the items of Article 200 of the Investment Trusts Act applies; or

(c)	The Asset Management Company is dissolved.

(v)	The Asset Management Company may propose terminating the agreement by giving the Investment Corporation a 6 months’ prior written notice, and if the Investment Corporation receives such a proposal for termination, it must immediately convene a general unitholders’ meeting and seek an approval to terminate the agreement or, in unavoidable circumstances, seek the Prime Minister’s permission. If such an approval is obtained at the general unitholders’ meeting to terminate the agreement or permission is obtained from the Prime Minister, the Investment Corporation will consent to terminate the agreement and the agreement will terminate on the termination date provided for in the notice.

(5)	Matters relating to amendment to the agreement

The agreement may be amended in accordance with procedures provided for in the laws and regulations by a written agreement between the Investment Corporation and the Asset Management Company.

(6)	Fee; Method of Payment

Same as provided for in Attachment 3.

(7)	Details of provisions concerning re-outsourcing of part of powers relating to management of assets

The Asset Management Company may not entrust to any third party all of the entrusted services, and if it wishes to entrust part of the entrusted services to a third party, it must obtain the Investment Corporation’s prior written consent.

2	Name and Address of Initial Custodian (the “Custodian”); Outline of Agreement to be Executed

(1)	Name:	The Sumitomo Trust & Banking Co., Ltd.
	Address:	4-5-33 Kitahama, Chuo-ku, Osaka-shi

(2)	Outline of services to be entrusted

(i)	Asset custodial services

(ii)	Treasurer services

(3)	Term of agreement

The effective term of the agreement shall be until the last day of the 3 months following the Investment Corporation’s first business term after the lapse of 2 years from the date the agreement takes effect. If neither the Investment Corporation nor the Custodian notifies the other in writing otherwise 3 months before the expiration of the term, the agreement will be automatically extended for another 2 years on the same terms and conditions, and the same applies to subsequent periods.

(4)	Matters relating to termination

The agreement will lose its effect if any of the following events occurs:

(i)	The Investment Corporation and the Custodian agree in writing to terminate. However, this is conditional on the approval of the Investment Corporation’s board of directors. If the agreement is so terminated, it will lose its effect on the date designated in the agreement between The Investment Corporation and Custodian;

(ii)	The Investment Corporation or the Custodian breaches the agreement and does not rectify the breach within a reasonable time frame after receiving a demand to do so and the other party gives it a cancellation notice in writing. The agreement will lose its effect on the date designated in the notice. However, cancellation by the Investment Corporation is conditional on the approval of its board of directors. Cancellation does not prevent any party from claiming outstanding receivables under the agreement, even after the agreement has lost its effect; or

(iii)	Either the Investment Corporation or the Custodian is subject to a petition for commencement of bankruptcy proceedings, commencement of civil rehabilitation proceedings, commencement of corporate reorganization proceedings, or commencement of special liquidation proceedings, or subject to a suspension of dealing declared by a clearing house, and the other party provides a cancellation notice in writing. The agreement will lose its effect on the date designated in the notice.

(5)	Matters relating to amending the agreement

(i)	The Investment Corporation may, after obtaining approval of its board of directors, amend provisions of the agreement based on a mutual agreement between the Investment Corporation and the Custodian.

(ii)	In the case of amendments to the agreement under (i) above, the Investment Corporation must comply with its Articles of Incorporation and all applicable laws and regulations, such as the Investment Trusts Act, and rules and the like.

(6)	Fee; Method of Payment

(i)	In consideration of the entrusted services, the Investment Corporation will pay the Custodian a fee calculated in accordance with the table below plus an amount for consumption tax and local consumption tax payable on that fee. However, fees for services not provided for in the table below will be determined between the Investment Corporation and the Custodian upon their consultation.

Method of Fee Calculation

The fee shall be the amount, up to a maximum of the aggregate amount of monthly fees calculated in accordance with the following formula, calculated in proportion to the asset composition:

Total asset value of the Investment Corporation as set out in its trial balance sheet (totals and balances) as of the end of each month	X	0.03%	÷	12

The fee for a month in which the number of days the entrusted services were performed by the Custodian was less than a full month, is to be calculated pro rata based on the actual number of the days the entrusted services were performed. If the last day of such a month is not included among the days the entrusted services are performed by the Custodian, the fee for such month is to be calculated by using the above formula and the total asset value as set out in the trial balance sheet (totals and balances) as of the end of the preceding month.

Any fraction of a yen arising in the amount of the fee calculated based on the above formula is to be truncated.

(ii)	The Custodian will invoice the Investment Corporation for each accounting term of the Investment Corporation based on the calculation of the fees in accordance with (i) above and the appropriate amount for consumption tax and local consumption tax payable on the fees. The Investment Corporation will pay the fee, by electronic transfer (the transfer fees, and consumption tax and local consumption tax payable on the transfer fees will be borne by the Investment Corporation) to the bank account designated by the Custodian by the last day of the following month (or, if that day is a bank holiday, the preceding business day) the invoice is received.

3	Name and Address of Initial Administration Agent to Perform Services Relating to Management of Organs, Services Relating to Accounting, and Other Such Services (the “Administration Agent”); Outline of Agreement to be Executed

(1)	Name: The Sumitomo Trust & Banking Co., Ltd.

Address:     4-5-33 Kitahama, Chuo-ku, Osaka-shi

(2)	Outline of services to be entrusted

(i)	Services relating to calculations for the Investment Corporation

(ii)	Services relating to preparation of accounting books for the Investment Corporation

(iii)	Services relating to payment of taxes for the Investment Corporation

(iv)	Services relating to operation of the Investment Corporation’s board of directors and general unitholders’ meeting (excluding mailing of Reference Materials for General Unitholders’ Meeting, accepting of Forms for Exercising Voting Rights, and services relating to totaling of data)

(3)	Term of agreement

The effective term of the agreement shall be till the last day of the 3 months following the Investment Corporations’ first closing of business term after the lapse of 2 years from the date the agreement takes effect. Unless the Investment Corporation or the Administration Agent notifies the other in writing otherwise 3 months before the expiration of the term, the agreement will be automatically extended for further 2 years on the same terms and conditions, and the same applies to subsequent periods.

(4)	Matters relating to termination

The agreement will lose its effect if any of the following events occurs:

(i)	The Investment Corporation and the Administration Agent agree in writing to terminate. However, this is conditional on the approval of the Investment Corporations’ board of directors. If the agreement is so terminated, it will lose its effect on the date designated in the agreement between the Investment Corporation and the Administration Agent;

(ii)	The Investment Corporation or the Administration Agent breaches the agreement and does not rectify the breach within a reasonable time after receiving a demand to do so and the non-breaching party provides a cancellation notice in writing. The agreement will lose its effect on the date designated in the notice. However, cancellation by the Investment Corporation is conditional on the approval of its board of directors. Cancellation does not prevent any party from claiming outstanding receivables under the agreement, even after the agreement has lost its effect; or

(iii)	Either the Investment Corporation or the Administration Agent is subject to a petition for commencement of bankruptcy proceedings, commencement of civil rehabilitation proceedings, commencement of corporate reorganization proceedings, or commencement of special liquidation proceedings, or subject to a suspension of dealing declared by a clearing house, and the other party gives it a cancellation notice in writing. The agreement will lose its effect on the date designated in the notice.

(5)	Matters relating to amending the agreement

(i)	The Investment Corporation may, after obtaining approval of its board of directors, amend provisions of the agreement through an agreement between the Investment Corporation and the Administration Agent.

(ii)	In the case of amendments to the agreement under (i) above, the Investment Corporation must comply with its Articles of Incorporation and all applicable laws and regulations, such as the Investment Trusts Act, and rules and the like.

(6)	Fee; Method of Payment

(i)	In consideration of the entrusted services, the Investment Corporation will pay the Administration Agent a fee calculated in accordance with the table below plus an amount for consumption tax and local consumption tax payable on that fee. However, fees for services not provided for in the table below will be determined between the Investment Corporation and the Administration Agent upon their consultation.

Method of Fee Calculation

The fee is the amount, up to maximum of the aggregate amount of monthly fees calculated in accordance with the following formula, calculated in proportion to the asset composition.

Total asset value of the Investment Corporation as set out in its trial balance sheet (totals and balances) as at the end of each month	X	0.09%	÷	12

The fee for a month in which the number of days the entrusted services were performed by the Administration Agent was less than a full month is to be calculated pro rata based on the actual number of the days the entrusted services were performed. If the last day of such a month is not included among the days the entrusted services are performed by the Administration Agent, the fee for such month is to be calculated by using the above formula and the total asset value as set out in the trial balance sheet (totals and balances) as of the end of the preceding month.

Any fraction of a yen arising in the amount of the fee calculated based on the above formula is to be truncated.

(ii)	The Administration Agent will invoice the Investment Corporation for each accounting term based on the calculation of the fees in accordance with (i) above and the appropriate amounts for consumption tax and local consumption tax payable on the fees, and the Investment Corporation will pay the fee by electronic transfer (the transfer fees, and consumption tax and local consumption tax payable on the transfer fees will be borne by the Investment Corporation) to the bank account designated by the Administration Agent, by the last day of the following month (or, if that day is a bank holiday, the preceding business day) after the invoice is received.

4	Name and Address of Initial Administration Agent to Prepare and Keep Register of Unitholders and to Perform Other Services Relating to the Register of Unitholders and Issuance of Units (Excluding Account Management Services for Special Accounts Associated with Book-entry Units) (the “Registration Agent (for Units)”); Outline of Agreement to be Executed

(1)	Name: Mizuho Trust & Banking Co., Ltd.

Address:   1-2-1 Yaesu, Chuo-ku, Tokyo

(2)	Outline of services to be entrusted

(i)	Services relating to the register of unitholders:

Services relating to preparation, management, and keeping of the register of unitholders

(ii)	Services relating to issuance of units

(iii)	Services relating to sending of convocation notices for general unitholders’ meetings, notices of resolutions, and reference materials for General Unitholders’ Meetings, etc., incidental to those notices, preparation of forms for exercising voting rights, and assistance with reception services for general unitholders’ meetings

(iv)	Services relating to calculation and payment of money to be distributed to unitholders:

(a)	Services relating to procedures for calculation and payment of dividends provided for in Article 137 of the Investment Trusts Act

(b)	Services relating to determination and payment of accrued dividends after the lapse of payment period at the bank handling payment of dividends.

(v)	Services relating to responses to inquiries concerning the units and issuance of various certificates

(vi)	Services relating to organizing and storing documents and undelivered postal matters belonging to the Investment Corporation used for the purpose of performing entrusted services

(vii)	Services relating to preparation of statistical materials on the units that the Investment Corporation requires in accordance with the laws, regulations, or contractual obligations

(viii)	Services relating to receipt of claims concerning the exercise of unitholders’ rights and other such notices from unitholders

(ix)	Services relating to receipt of notices regarding every unitholder and the like

(x)	Cross-checking of the total number of the outstanding units of the Investment Corporation managed by the Registration Agent with the total number of the book-entry units of the Investment Corporation notified to the Registration Agent by the clearing house (as provided for in Article 2, Paragraph 2 of the Act on Book-Entry Transfer of Company Bonds, Shares, Etc. (Act No. 75 of 2001; as amended, the “Book-Entry Transfer Act”; the same applies throughout this section 4)

(xi)	Services relating to forwarding of the Investment Corporation’s request (as provided for in Article 277 of the Book-Entry Transfer Act) regarding unitholders’ information

(xii)	Services relating to forwarding of the clearing house’s notices regarding individual unitholder (as provided for in Article 154, Paragraph 3 of the Book-Entry Transfer Act as applied mutatis mutandis under Article 228, Paragraph 1 of the same Act) to the Investment Corporation

(xiii)	Payment services of stamp duties and the like in association with the entrusted services set out in (i) through (xii) above

(xiv)	Services incidental to the entrusted services set out in (i) through (xiii) above

(xv)	Any other services entrusted upon consultation between the Investment Corporation and the Registration Agent (for Units)

(3)	Term of agreement

The effective term of the agreement shall be till the last day of the 3 months following the Investment Corporation’s first closing of business term after the lapse of 2 years from the date the agreement takes effect. Unless the Investment Corporation or the Registration Agent (for Units) notifies the other in writing otherwise 3 months before the expiration of the term, the agreement will be automatically extended for further 2 years on the same terms and conditions, and the same applies to subsequent periods.

(4)	Matters relating to termination

The Investment Corporation or the Registration Agent (for Units) may terminate or cancel the agreement on the respective time set out below if any of the following events occurs:

(i)	The Investment Corporation and the Registration Agent (for Units) agree in writing to cancel the agreement. If the agreement is so cancelled, it will terminate on the date designated by the Investment Corporation and the Registration Agent (for Units) upon agreement;

(ii)	The Investment Corporation or the Registration Agent (for Units) breaches the agreement and it is confirmed that the breach is materially obstructing the performance of the agreement, and the breach is not rectified by the breaching party within 30 days after it receives a demand to rectify from the other party, the non-breaching party may cancel the agreement after the expiration of the 30-day period; or

(iii)	Either the Investment Corporation or the Registration Agent (for Units) seriously loses its creditworthiness as a result of suspension of dealing declared by a clearing house, suspension of payments, petition for commencement of bankruptcy proceedings, commencement of civil rehabilitation proceedings, commencement of special liquidation proceedings, or commencement of corporate reorganization proceedings, or the like and it is regarded as materially obstructing the performance of the agreement. In such a case, the agreement may be immediately terminated.

(5)	Matters relating to amending the agreement

None.

(6)	Fee; Method of Payment

(i)	In consideration of the entrusted services the Investment Corporation will pay the Registration Agent (for Units) an amount to be separately agreed on but not exceeding the amount calculated in accordance with the table below. However, for services relating to issuance of units and services temporarily entrusted, the Investment Corporation and the Registration Agent (for Units) will from time to time determine the fee upon their consultation.

Item	Details of Services	Unit and Method of Calculation (excl. consumption tax)
Base Fee	1. Preparation, management, and keeping of the register of unitholders Maintaining and managing the register of unitholders Determining unitholders at year end, for interim period, and quarterly 2. Preparation of statistical materials as at the end of accounting term (dividends by owners, by number of owners, and by region) Preparation of the list of unitholders (all unitholders, major unitholders)	1.

The base fee for each month is one-sixth of the total amount calculated in accordance with the following table for the number of unitholders as at the end of each month. However, the minimum base fee shall be 200,000 yen.

			Number of Unitholders	Base Fee per Unitholder
			First 5,000	480 yen
			5,001 - 10,000	420 yen
			10,001 - 30,000	360 yen
			30,001 - 50,000	300 yen
			50,001 - 100,000	260 yen
			100,001 and more	225 yen
Materials are to be provided via a website. Submission in writing incurs a separate fee.

Fee for Managing Payments of Dividends	1. Preparation of dividends payable book, dividend receipts, bank account transfer forms, and paid notices; organization of books according to paid dividends receipts etc.; determination of unpaid dividends; preparation of payment records; procedures for payment of stamp duties 2. Management of payment of dividends after bank-handling period and management of payment books	1.

The management fee is the total amount calculated in accordance with the following table for the number of unitholders who receive dividends, etc. However, the minimum management fee for one service shall be 350,000 yen.

			Number of Unitholders	Management Fee per Unitholder
			First 5,000	120 yen
			5,001 - 10,000	110 yen
			10,001 - 30,000	100 yen
			30,001 - 50,000	80 yen
			50,001 - 100,000	60 yen
			100,001 and above	50 yen
		2.	For transfer to the designated bank account, add 130 yen per transfer.

		3.	For each payment to unpaid unitholders as of each payment record date	450 yen

Fee for Managing Notifications	1. Cross-checking and receipt of notifications etc. from unitholders etc. (including receipt of notices of changes in unitholder information) 2. Investigations and certifications at the request of unitholders etc.	1.	Each instance of cross-checking and receipt	600 yen
		2.	Each investigation and certification	600 yen

Fee Relating to General Unitholders’ Meetings	1. Preparation of Forms for Exercising Voting Rights and receipt and counting of returned Forms for Exercising Voting Rights 2. Receptionservice for unitholders attending general unitholders’ meeting on the day of meeting and recording etc. of the counted number of voting rights	1.	Preparation of Form for Exercising Voting Rights	15 yen
			Each totaling of Form for Exercising Voting Rights	100 yen
However, the minimum management fee for counting each of Forms for Exercising Voting Rights is 50,000 yen.
		2.	Each person dispatched	20,000 yen
However, a separate fee is required for each person who assists with operating electronic devices, etc.

Fee Relating to Postal Matter	1. Packing and sending of materials for general unitholders’ meetings and financial documents, such as convocation and notices of resolutions of general unitholders’ meetings, financial reports, dividend receipts (or account statements and transfer guidance) 2. Management of data of returned postal matter	1.	For packing up to 3 items:
			for each unitholder as at the end of accounting term or record date	35 yen
For postcards:
			for each unitholder as at the end of accounting term or record date	23 yen
		2.	Each postal item each time registered as returned	200 yen

Fee for Receipt of Data of Unitholders, etc.	Receipt of general unitholders’ notices from the clearing house and receipt of and giving notice of new records		For each handling of data	150 yen

(ii)	The Registration Agent (for Units) shall calculate the fees set out in (i) above as of the last day of each month and invoice the Investment Corporation by the 20th of the following month. The Investment Corporation shall pay by the end of the same month. If the payment date is a bank holiday, the payment date will be the preceding business day.

5	Name and Address of Initial Administration Agent to Prepare and Keep Register of Unitholders and to Perform Other Services Relating to Register of Unitholders and Issuance of Units (Limited to Account Management Services for Special Accounts for Book-entry Units) (the “Registration Agent (for Special Account)”); Outline of Agreement to be Executed

(1)	Name: Mizuho Trust & Banking Co., Ltd.

Address:   1-2-1 Yaesu, Chuo-ku, Tokyo

(2)	Outline of services to be entrusted

(i)	Services relating to the preparation, management and keeping of book-entry account books and their incidental books

(ii)	Services relating to notices regarding every unitholder

(iii)	Services relating to new records, procedures for recording and deleting, and procedures for deleting all records

(iv)	Services relating to notices regarding individual unitholders from the clearing house to the Investment Corporation and the Investment Corporation’s requests for information to the clearing house

(v)	Services relating to entries and records in the book-entry account books, entries and records relating to pledges, and entries and records relating to trustees and trust assets

(vi)	Services relating to opening and closing of special accounts

(vii)	Services relating to registration of accountholders’ information and registered seals, registration of changes to such information and seals, and notifications to the clearing house of members’ information

(viii)	Services relating to procedures for book-entry in another account opened for registered pledgees on units, accountholders of special accounts and in the Investment Corporation’s account

(ix)	Services relating to requests to open special accounts, etc., by acquirers, etc., pursuant to Article 133, Paragraph 2 of the Book-Entry Transfer Act.

(x)	Services relating to requests for notices regarding individual unitholder from accountholders

(xi)	Services relating to requests for information from accountholders or interested persons

(xii)	Any other services relating to requests from accountholders, etc. (which mean unitholders and registered pledgees on units, their legal representatives, and their standing proxies; the same applies throughout this section 5)

(xiii)	Any other services relating to receipt of information relating to accountholders, etc. and notifications of registered seals from accountholders, etc.

(xiv)	Services relating to responses to inquiries from accountholders, etc.

(xv)	Services relating to consolidation and split of units

(xvi)	Any other services relating to operation of the book-entry system and services provided for by the Investment Corporation and the Registration Agent (for Special Accounts) upon their consultation

(3)	Term of agreement

The agreement takes effect from its execution date and does not provide for any term of agreement.

(4)	Matters relating to termination

The agreement will be terminated on the respective time set out below if any of the following events occur:

(i)	There cease to be any special accountholder. In this case, the Registration Agent (for Special Accounts) will promptly take the procedures for closing all special accounts, and the agreement will be terminated when those procedures have been completed. However, the agreement may be continued with the agreement of the Investment Corporation and the Registration Agent (for Special Accounts);

(ii)	All of the book-entry units issued by the Investment Corporation cease to be dealt with by the clearing house under the Book-Entry Transfer Act. In this case, the Registration Agent (for Special Accounts) will promptly take the procedures for closing all special accounts, and the agreement will be terminated when those procedures have been completed;

(iii)	Either the Investment Corporation or the Registration Agent (for Special Accounts) breaches the agreement and it confirmed that the breach continues to materially obstruct the performance of the agreement, and the non-breaching party gives the breaching party written termination notice. In this case, the agreement will be terminated on the date designated in the notice. If no date is so designated, the agreement will be terminated on the day after the lapse of 30 days following the delivery of the notice to the breaching party;

(iv)	The Investment Corporation and the Registration Agent (for Special Accounts) have entered into an administrative services agreement (units administrative services agreement) and a termination event under the same agreement arises or an event arises that may allow the Registration Agent (for Special Accounts) to terminate the agreement, and the Registration Agent (for Special Accounts) notifies the Investment Corporation in writing that it is terminating the agreement. In this case, the provisions set out in (iii) above apply mutatis mutandis. However, if the termination event arose due to loss of the Investment Corporation’s creditworthiness caused by a suspension of dealing declared by a clearing house, suspension of payments, or a petition for commencement of bankruptcy proceedings, commencement of civil rehabilitation proceedings, commencement of special liquidation proceedings, or commencement of corporate reorganization proceedings, or the like and it is regarded as materially obstructing the performance of the agreement, the Registration Agent (for Special Accounts) may terminate the agreement immediately;

(v)	The Investment Corporation and the Registration Agent (for Special Accounts) have not entered into an administrative services agreement (units administrative services agreement) and either party falls under an event set out in the last sentence of (iv) above. In this case, the other party may immediately terminate the agreement; or

(vi)	Despite fluctuations in the economic situation or a change in the details of the account management services, the Investment Corporation and the Registration Agent (for Special Accounts) cannot reach any agreement on a change in the account management services fees and the Registration Agent (for Special Accounts) notifies the Investment Corporation in writing that it is terminating the agreement. In this case, the provisions set out in (iii) above apply mutatis mutandis.

(5)	Matters relating to amending the agreement

If there is a change in law or regulation, an instruction from a supervisory authority or a clearing house, or any other necessity for a change in the agreement, then the Investment Corporation and the Registration Agent (for Special Accounts) will promptly amend the agreement upon their consultation.

(6)	Fee; Method of Payment

(i)	In consideration of the account management services, the Investment Corporation will pay the Registration Agent (for Special Accounts) an amount calculated in accordance with the table below. However, fees for services not provided for in the table below will be determined between the Investment Corporation and the Registration Agent (for Special Accounts) upon consultation from time to time.

Item	Details of Main Services	Fee System
Base Fee	Management of special accountholders	1.	The monthly base fee is the total amount calculated in accordance with the following table for the number of accounts as at the end of each month. However, the minimum base fee shall be 35,000 yen.
			Number of Unitholders	Base Fee per Account
			First 5,000	150 yen
			5,001 - 10,000	140 yen
			10,001 - 30,000	130 yen
			30,001 - 50,000	120 yen
			50,001 - 100,000	110 yen
			100,001 and above	100 yen
Book Entry Fee	Acceptance of book entry		For each book entry	500 yen

Forwarding Fee	Forwarding to another clearing house (requests for notices regarding individual unitholder, requests for information, etc.)		Each instance of forwarding	300 yen

(ii)	If it becomes difficult to apply the provisions set out in (i) above because of fluctuations in the economic situation, a change in the account management services, or the like, the Investment Corporation and the Registration Agent (for Special Accounts) may, upon consultation, change the account management services fees.

(iii)	The Registration Agent (for Special Accounts) will calculate the fees set out in (i) above as of the last day of each month and invoice the Investment Corporation by the 20th of the following month. The Investment Corporation shall pay by the end of the same month. If the payment date is a bank holiday, the payment date will be the preceding business day.

6	Name and Address of Administration Agents to Prepare and Keep Bond Registers and Perform Other Such Services Relating to Bond Registers; Outline of Agreements to be Executed

I	Administration Agent for First Series Unsecured Investment Corporation Bonds and Second Series Unsecured Investment Corporation Bonds (Ranking Pari Passu with Specified Investment Corporation Bonds) of the Former Advance Residence Investment Corporation

(1)	Name:	Mizuho Corporate Bank, Ltd.

	Address:	1-3-3Marunouchi, Chiyoda-ku, Tokyo

(2)	Details of services to be entrusted

(i)	Services relating to the preparation and keeping of investment corporation bonds registers and other such services relating to investment corporation bonds registers

(ii)	Services relating to the issuance of investment corporation bonds

(iii)	Services relating to the payment of interest or redemption money to bondholders

(iv)	Services relating to requests by bondholders to exercise rights and receipt of other such notices from bondholders

(v)	Services, other than the above, that are found to be necessary upon consultation between the Investment Corporation and Mizuho Corporate Bank, Ltd.

(3)	Agreement term

There will not be any particular provision for this.

(4)	Matters relating to termination

There will not be any particular provision for this.

(5)	Matters relating to amending the agreement

Whenever it becomes necessary to change the content of the agreement, the Investment Corporation and Mizuho Corporate Bank, Ltd., shall enter into such written agreement.

(6)	Fee; Method of Payment

(i)	The fee for services relating to the payment of principal and interest of investment corporation bonds is as follows. The Investment Corporation will, through its payment agent for the Investment Corporation bonds, Mizuho Corporate Bank, Ltd., deliver the fee in accordance with the agreement provisions to the account management institution that paid the principal and interest to holders of the Investment Corporation bonds or to the payment agent for the Investment Corporation bonds, Mizuho Corporate Bank, Ltd. the Investment Corporation bears the consumption tax and local consumption tax payable on the fee.

(a)	For principal payments:	0.075 / 10,000 of the principal

(b)	For interest payments:	0.075 / 10,000 of the principal

(ii)	The Investment Corporation will pay Mizuho Corporate Bank, Ltd., the following fee on November 21, 2007 as the fee for issuance services and other services during the life of the bonds

(a)	Fee for financial, issuance, and payment services for the First Series Unsecured Investment Corporation Bonds

6,000,000 yen

(b)	Fee for financial, issuance, and payment services for the Second Series Unsecured Investment Corporation Bonds

6,700,000 yen

(iii)	The Investment Corporation will pay the Japan Securities Depository Center, Inc., through Mizuho Corporate Bank, Ltd., the fee for new records stipulated by the Japan Securities Depository Center, Inc.

II	Administration Agent to Perform Services Relating to Financial Affairs for the First Series Unsecured Investment Corporation Bonds (Ranking Pari Passu with Specified Investment Corporation Bonds) of the Former Nippon Residential Investment Corporation

(1)	Name:	The Bank of Tokyo-Mitsubishi UFJ, Ltd.

	Address:	2-7-1 Marunouchi, Chiyoda-ku, Tokyo

(2)	Details of services to be entrusted

(i)	Acceptance of requests for acceleration from the bondholders and notification of such requests to the Investment Corporation

(ii)	Arrangement of public notices

(iii)	Services relating to general bondholders’ meetings

(iv)	Disclosure of disclosure documents by keeping them at head office of The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(v)	Preparation of investment corporation bonds and delivery of the bonds to persons designated by the Investment Corporation

(vi)	Entry of required items into Subscriber Registration Request Forms and delivery of the forms to the registration institution

(vii)	Preparation and management of investment corporation bonds register and investment corporation bonds ledger

(viii)	Notification to the Investment Corporation of any damage or loss, etc., of investment corporation bonds and administrative procedures in accordance with the Investment Corporation’s instructions

(ix)	Preparation of investment corporation bonds based on requests for registration of deletion and delivery of bonds to such bondholders

(x)	Collection of expenses from bondholders when delivering investment corporation bonds

(xi)	Payment of interest income tax in accordance with the Act on Special Measures Concerning Taxation

(xii)	Services relating to arrangements for principal and interest to be paid

(xiii)	Services, other than the above, that are found to be necessary upon consultation between the Investment Corporation and The Bank of Tokyo-Mitsubishi UFJ, Ltd. (including requests by bondholders to exercise rights and receipt of other such notices from bondholders)

(3)	Matters relating to agreement term

The agreement term will not be provided for.

(4)	Matters relating to termination during the agreement term

None.

(5)	Matters relating to amending the agreement

Whenever it becomes necessary to change a matter provided for in the agreement (including where the total amount of the Investment Corporation bond has changed because of an additional issuance), the Investment Corporation and The Bank of Tokyo-Mitsubishi UFJ, Ltd., shall enter into such written agreement.

(6)	Matters relating to the fee

(i)	Fee for financial services

a.	Method of calculating fee

The fee is an amount separately agreed on between the Investment Corporation and The Bank of Tokyo-Mitsubishi UFJ, Ltd., which shall not exceed the amounts set out below.

Base Amount

16 million yen if the total issuance amount of the investment corporation bonds is 10 billion yen or less and the redemption period is 5 years or more but less than 10 years (in this section II, the “Base Amount”)

Factors for change (in comparison with the Base Amount)

The factors for a change in the Base Amount are as follows:

(a)	The total issuance amount of investment corporation bonds

If it is more than 10 billion yen but equal to or less than 50 billion yen, 1 million yen will be added to the Base Amount.

(b)	Redemption period

If the redemption period is less than 5 years, 1 million yen is deducted from the Base Amount.

If the redemption period is 10 years or more but less than 14 years, 1 million yen is added to the base amount.

b.	Time of payment

Date of issue

(ii)	Subscriber registration fee

a.	Method of calculating fee

The fee per investment corporation bond is the amount separately agreed on between the Investment Corporation and The Bank of Tokyo-Mitsubishi UFJ, Ltd., not exceeding the amount calculated in accordance with the following table based on the following segmentations of the total issuance amount of the investment corporation bond.

(a)	The first 10 billion yen of the total issuance amount

0.1 yen per 100 yen

(b)	Portion of the total issuance amount between 10 billion yen (exclusive) and 20 billion yen (inclusive)

0.09 yen per 100 yen

(c)	Portion of the total issuance amount between 20 billion yen (exclusive) and 30 billion yen (inclusive)

0.08 yen per 100 yen

(d)	Portion of the total issuance amount more than 30 billion yen

0.07 yen per 100 yen

b.	Time of Payment

Date of issue

III	Administration Agent to Perform Services Relating to Registration of First Series Unsecured Investment Corporation Bonds (Ranking Pari Passu with Specified Investment Corporation Bonds) of the Former Nippon Residential Investment Corporation

(1)	Name:	The Bank of Tokyo-Mitsubishi UFJ, Ltd.

	Address:	2-7-1 Marunouchi, Chiyoda-ku, Tokyo

(2)	Details of services to be entrusted

Registration services

(3)	Matters relating to agreement term

The agreement term will not be provided for.

(4)	Matters relating to termination during the agreement term

None.

(5)	Matters relating to amending the agreement

Whenever it becomes necessary to change the content of the agreement, the Investment Corporation and The Bank of Tokyo-Mitsubishi UFJ, Ltd., shall enter into such written agreement.

(6)	Matters relating to the fee

(i)	Method of calculating fee

The fee per investment corporation bond is the amount separately agreed on between the Investment Corporation and The Bank of Tokyo-Mitsubishi UFJ, Ltd., not exceeding the amount calculated in accordance with the following table based on the following segmentations of the total issuance amount of the investment corporation bond.

(a)	The first 10 billion yen of the total issuance amount

0.1 yen per 100 yen

(b)	Portion of the total issuance amount between 10 billion yen (exclusive) and 20 billion yen (inclusive)

0.09 yen per 100 yen

(c)	Portion of the total issuance amount between 20 billion yen (exclusive) and 30 billion yen (inclusive)

0.08 yen per 100 yen

(d)	Portion of the total issuance amount more than 30 billion yen

0.07 yen per 100 yen

(ii)	Time of Payment

Date of issue

IV	Administration Agents to Perform Services Relating to Principal and Interest Payments on First Series Unsecured Investment Corporation Bonds (Ranking Pari Passu with Specified Investment Corporation Bonds) of the Former Nippon Residential Investment Corporation

(1)	Name:	The Bank of Tokyo-Mitsubishi UFJ, Ltd.

	Address:	2-7-1 Marunouchi, Chiyoda-ku, Tokyo

	Name:	Mizuho Securities Co., Ltd.

	Address:	1-5-1 Otemachi, Chiyoda-ku, Tokyo

	Name:	JP Morgan Securities, Co., Ltd.

	Address:	2-7-3 Marunouchi, Chiyoda-ku, Tokyo

(2)	Details of services to be entrusted

(i)	The Principal and Interest Payments Administration Agents (which in this section IV means The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mizuho Securities Co., Ltd., and JP Morgan Securities Inc.) will pay the holders of First Series Unsecured Investment Corporation Bonds (ranking pari passu with specified investment corporation bonds) (in this section IV, the “Investment Corporation Bonds”) the principal and interest on the Investment Corporation Bonds in exchange for the investment corporation bond certificates or coupons the payment date for which has come (or, for those that have been registered, receipts of the paid principal and interest).

(ii)	The Bank of Tokyo-Mitsubishi UFJ, Ltd., will deliver the principal and interest payment funds on the Investment Corporation Bonds in accordance with the request of the Principal and Interest Payments Administration Agents.

(iii)	If the Principal and Interest Payments Administration Agents receive the principal and interest payment funds under (ii) above, they are to submit without delay to The Bank of Tokyo-Mitsubishi UFJ, Ltd. the redeemed investment corporation bond certificates or the paid coupons or, for those that have been registered, the receipt of principal and interest paid (collectively in this section IV, the “Paid Investment Corporation Bonds, Etc.”), and once The Bank of Tokyo-Mitsubishi UFJ, Ltd., has confirmed and collected them, it will return them to the Investment Corporation together with calculation statements.

(iv)	The Bank of Tokyo-Mitsubishi UFJ, Ltd., after it has closely inspected the Paid Investment Corporation Bonds, Etc., and has cross-checked them against the principal and interest payment funds, will pay the Principal and Interest Payments Administration Agents the principal redemption fee and interest payment fee on the Investment Corporation bonds (collectively in this section IV, the “Principal and Interest Payments Administration Fee”) according to the amounts they actually handled.

(iv)	Upon reasonable request by The Bank of Tokyo-Mitsubishi UFJ the Principal and Interest Payments Administration Agents will without delay return to The Bank of Tokyo-Mitsubishi UFJ the principal and interest payment funds delivered under (ii) above and the Principal and Interest Payments Administration Fee delivered under (iv) above.

(3)	Place for payment of principal and interest

Head office of The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Head office of Mizuho Securities Co., Ltd.

Head office of JP Morgan Securities Inc.

(4)	Matters relating to agreement term

The agreement term will not be provided for.

(5)	Matters relating to termination during the agreement term

None.

(6)	Matters relating to amending the agreement

Whenever it becomes necessary to change the content of the agreement, the Investment Corporation and the Principal and Interest Payments Administration Agents shall enter into such written agreement.

(7)	Matters relating to the fee

The fee for services relating to the payment of principal and interest of the Investment Corporation Bonds is as follows, and the Investment Corporation will pay the Principal and Interest Payments Administration Agents the fee through The Bank of Tokyo-Mitsubishi UFJ, Ltd. The Investment Corporation will bear the consumption tax payable on the fee.

(i)	Method of calculating fee

The fee is the amount separately agreed on between the Investment Corporation and The Bank of Tokyo-Mitsubishi UFJ, Ltd. not exceeding the amounts set out below.

a.	Fee for the redemption of principal

0.1 yen per 100 yen

However, in the case of a registered bond, the fee shall not exceed 100,000 yen per bond.

b.	Fee for the payment of interest

0.2 yen per 100 yen

(ii)	Time of payment

The business day before the due date.

V	Administration Agent to Perform Services Relating to Financial Affairs for the Second Series Unsecured Investment Corporation Bonds (Ranking Pari Passu with Specified Investment Corporation Bonds) of the Former Nippon Residential Investment Corporation

(1)	Name:	Mizuho Corporate Bank, Ltd.

	Address:	1-3-3 Marunouchi, Chiyoda-ku, Tokyo

(2)	Details of services to be entrusted

(i)	Preparation of investment corporation bonds and delivery of the bonds to persons designated by the Investment Corporation

(ii)	Entry of the amount of each investment corporation bond, the amount paid, the serial number of investment corporation bonds where investment corporation bonds should be issued, and other necessary items in the Subscriber Registration Request Form, and delivery of the form to the registration agency

(iii)	Preparation of investment corporation bonds register and investment corporation bonds ledger

(iv)	Services relating to issuance of investment corporation bonds, other than the services set out in (i) through (iii) above, that are found to be necessary upon consultation between the Investment Corporation and Mizuho Corporate Bank, Ltd.

(v)	Services relating to the redemption of principal and the payment of interest that are services for collecting principal and interest payments

(vi)	Services relating to redemption by purchase of investment corporation bonds

(vii)	Acceptance of written requests for acceleration from bondholders and notification of such requests to the Investment Corporation

(viii)	Preparation and delivery of investment corporation bonds associated with requests of deletion of registration or any damage or loss, etc. of the corporate bonds

(ix)	Collection of expenses (including stamp tax) from bondholders when deleting a registration and delivering investment corporation bond

(x)	Management of investment corporation bonds registers and investment corporation bonds ledgers

(xi)	Payment of interest income tax in accordance with the Act on Special Measures Concerning Taxation

(xii)	Retention and disposal of paid investment corporation bond certificates, etc., and investment corporation bonds, etc., redeemed by purchase

(xiii)	Services to be provided during the life of investment corporation bond, other than those set out in (vii) to (xii) above, that are found to be necessary upon consultation between the Investment Corporation and Mizuho Corporate Bank, Ltd.

(3)	Matters relating to agreement term

The agreement term will not be provided for.

(4)	Matters relating to termination during the agreement term

The Investment Corporation and Mizuho Corporate Bank, Ltd., are each entitled to terminate the agreement at anytime upon their mutual consultation.

(5)	Matters relating to amending the agreement

Whenever it becomes necessary to change the content of the agreement, the Investment Corporation and Mizuho Corporate Bank, Ltd., shall enter into such written agreement.

(6)	Matters relating to the fee

(i)	Fee for financial services

a.	Method of calculating fee

The fee shall be an amount separately agreed on between the Investment Corporation and Mizuho Corporate Bank, Ltd., not exceeding the amounts set out below.

Base Amount

16 million yen if the total issuance amount of the investment corporation bonds is 10 billion yen or less and the redemption period is 5 years or more but less than 10 years (in this section V, the “Base Amount”)

Factors for change (in comparison with the Base Amount)

The factors for a change in the Base Amount are as follows:

(a)	The total issuance amount of investment corporation bonds

If it is more than 10 billion yen but equal to or less than 50 billion yen, 1 million yen will be added to the Base Amount.

(b)	Redemption period

If the redemption period is less than 5 years, 1 million yen is deducted from the Base Amount.

If the redemption period is 10 years or more but equal to or less than 14 years, 1 million yen is added to the base amount.

b.	Time of payment

Date of issue

(ii)	Subscriber registration fee

The fee is an amount separately agreed on between the Investment Corporation and Mizuho Corporate Bank, Ltd., not exceeding the amounts set out below.

a.	Method of calculating fee

The fee per investment corporation bond is the amount calculated in accordance with the following table based on the following segmentations of the total issuance amount of the investment corporation bond.

(a)	The first 10 billion yen of the total issuance amount

0.1 yen per 100 yen

(b)	Portion of the total issuance amount between 10 billion yen (exclusive) and 20 billion yen (inclusive)

0.09 yen per 100 yen

(c)	Portion of the total issuance amount between 20 billion yen (exclusive) and 30 billion yen (inclusive)

0.08 yen per 100 yen

(d)	Portion of the total issuance amount more than 30 billion yen

0.07 yen per 100 yen

b.	Time of Payment

Date of issue and later

VI	Administration Agent to Perform Services Relating to Registration of Second Series Unsecured Investment Corporation Bonds (Ranking Pari Passu with Specified Investment Corporation Bonds) of the Former Nippon Residential Investment Corporation

(1)	Name:	Mizuho Corporate Bank, Ltd.

	Address:	1-3-3 Marunouchi, Chiyoda-ku, Tokyo

(2)	Details of services to be entrusted

Registration services

(3)	Matters relating to agreement term

The agreement term will not be provided for.

(4)	Matters relating to termination during the agreement term

None.

(5)	Matters relating to amending the agreement

Whenever it becomes necessary to change the content of the agreement, the Investment Corporation and Mizuho Corporate Bank, Ltd., shall enter into such written agreement.

(6)	Matters relating to the fee

(i)	Method of calculating fee

The fee per investment corporation bond is the amount separately agreed on between the Investment Corporation and Mizuho Corporate Bank, Ltd., not exceeding the amount calculated in accordance with the following table based on the following segmentations of the total issuance amount of the investment corporation bond.

(a)	Initial registration fee for requests for registration

0.03 yen per 100 yen par value

(b)	Services relating to receiving the principal and interest of registered bonds

80 yen per receipt of payment of interest. The Investment Corporation will bear the consumption tax and local consumption tax payable on the fee for services relating to receiving the payment of interest.

(ii)	Timing of payment

There will be no provision for the timing of payment of the initial registration fee for requests for registration. The fee for services relating to receiving the principal and interest of registered bonds shall be paid twice a year upon requests from Mizuho Corporate Bank, Ltd.

VII	Administration Agents to Perform Services Relating to the Principal and Interest Payments on Second Series Unsecured Investment Corporation Bonds (Ranking Pari Passu with Specified Investment Corporation Bonds) of the Former Nippon Residential Investment Corporation

(1)	Name:	Mizuho Corporate Bank, Ltd.

	Address:	1-3-3 Marunouchi, Chiyoda-ku, Tokyo

	Name:	Daiwa Securities SMBC Co., Ltd.

	Address:	1-8-1 Marunouchi, Chiyoda-ku, Tokyo

	Name:	Mitsubishi UFJ Securities Co., Ltd.

	Address:	2-4-1 Marunouchi, Chiyoda-ku, Tokyo

	Name:	Morgan Stanley Japan Securities Co., Ltd.

	Address:	4-20-3 Ebisu, Chiyoda-ku, Tokyo

(2)	Details of services to be entrusted

(i)	The Principal and Interest Payments Administration Agents (which in this section VII means Mizuho Corporate Bank,Ltd., Daiwa Securities SMBC Co., Ltd., Mizuho Securities Co., Ltd., Mitsubishi UFJ Securities Co., Ltd., and Morgan Stanley Japan Securities Co., Ltd.) will pay the holders of Second Series Unsecured Investment Corporation Bonds (ranking pari passu with specified investment corporation bonds) (in this section VII, the “Investment Corporation Bonds”) the principal and interest on the Investment Corporation Bonds in exchange for the investment corporation bond certificates the redemption date for which has come or coupons the payment date for which has come (or, for those that have been registered, receipts of the paid principal and interest).

(ii)	The fiscal agent for the Investment Corporation Bonds (which in this section VII means Mizuho Corporate Bank, Ltd.) will pay, in accordance with the request of the Principal and Interest Payments Administration Agents, the amount calculated by multiplying the total amount of the Investment Corporation Bonds as at the end of the month that is 2 months before the month of the due date for redemption by the amount of redemption (in this section VII, the “Principal and Interest Payment Funds”).

(iii)	If the Principal and Interest Payments Administration Agents receive the Principal and Interest Payment Funds under (ii) above, they are to submit to the fiscal agent of the Investment Corporation Bonds without delay the redeemed investment corporation bond certificates or the paid coupons (or, for those that have been registered, the receipt of principal and interest paid; collectively in this section VII, the “Paid Investment Corporation Bonds, Etc.”).

(iv)	The fiscal agent of the Investment Corporation Bonds, after it has closely inspected the Paid Investment Corporation Bonds, Etc., has cross-checked them against the Principal and Interest Payment Funds, and has confirmed entries, etc., of the serial numbers of the Paid Investment Corporation Bond Certificates, will pay the Principal and Interest Payments Administration Agents a fee calculated based on a separately provided for fee rate for principal and interest payment services for the Investment Corporation Bonds (in this section VII, the “Principal and Interest Payment Fee”).

(v)	If requested by the fiscal agent of the Investment Corporation Bonds with a proper reason, the Principal and Interest Payments Administration Agents will without delay return to the fiscal agent of the Investment Corporation Bonds the Principal and Interest Payment Funds delivered under (ii) above and the Principal and Interest Payments Administration Fee delivered under (iv) above.

(3)	Place for payment of principal and interest

Head office of Mizuho Corporate Bank, Ltd.

Head office of Daiwa Securities SMBC Co., Ltd.

Head office of Mitsubishi UFJ Securities Co., Ltd.

Head office of Morgan Stanley Japan Securities Co., Ltd.

(4)	Matters relating to agreement term

The agreement term will not be provided for.

(5)	Matters relating to termination during the agreement term

None.

(6)	Matters relating to amending the agreement

Whenever it becomes necessary to change the content of the agreement, the Investment Corporation and the Principal and Interest Payments Administration Agents shall enter into such written agreement.

(7)	Matters relating to the fee

The Principal and Interest Payments Administration Fee of the Investment Corporation Bonds shall be as follows, and the Investment Corporation will pay the Principal and Interest Payments Administration Agents the fee through the fiscal agent of the Investment Corporation Bonds. However, the Principal and Interest Payments Administration Agents may, depending on the situation, change the fee with the agreement of the Investment Corporation. The Investment Corporation will bear the consumption tax and local consumption tax payable on the fee.

(i)	Method of calculating fee

a.	Fee for the payment of principal

10 / 10,000 of the paid principal

However, if a bond is registered and the fee calculated by the above fee rate is more than 100,000 yen per handling, the fee shall be 100,000 yen.

b.	In the case of payment of interest

20 / 10,000 of the paid interest

(ii)	Time of payment

The business day before the due date for payment

VIII	Administration Agent to Perform Services Relating to Financial Affairs for the Third Series Unsecured Investment Corporation Bonds (Ranking Pari Passu with Specified Investment Corporation Bonds) of the Former Nippon Residential Investment Corporation

(1)	Name:	Mizuho Corporate Bank, Ltd.

	Address:	1-3-3 Marunouchi, Chiyoda-ku, Tokyo

(2)	Details of services to be entrusted

(i)	Preparation of investment corporation bonds and delivery of them to persons designated by the Investment Corporation

(ii)	Entry of the amount of each investment corporation bond, the amount paid, the serial number of investment corporation bonds where investment corporation bonds should be issued, and other necessary items in the Subscriber Registration Request Form, and delivery of the form to the registration agency

(iii)	Preparation of investment corporation bonds register and investment corporation bonds ledger

(iv)	Services relating to issuance of investment corporation bonds, other than the services set out in (i) through (iii) above, that are found to be necessary upon consultation between the Investment Corporation and Mizuho Corporate Bank, Ltd.

(v)	Services relating to the redemption of principal and the payment of interest that are services for collecting principal and interest payments

(vi)	Services relating to redemption by purchase of investment corporation bonds

(vii)	Acceptance of written requests for acceleration from bondholders and notification of such requests to the Investment Corporation

(viii)	Preparation and delivery of investment corporation bonds associated with requests to delete registration or any damage or loss, etc. of the corporate bonds

(ix)	Collection of expenses (including stamp tax) from bondholders when deleting a registration or delivering investment corporation bond

(x)	Management of investment corporation bonds registers and investment corporation bonds ledgers

(xi)	Payment of interest income tax in accordance with the Act on Special Measures Concerning Taxation

(xii)	Retention and disposal of paid investment corporation bond certificates, etc., and investment corporation bonds, etc., redeemed by purchase

(xiii)	Services to be provided during the life of investment corporation bond, other than those set out in (vii) to (xii) above, that are found to be necessary upon consultation between the Investment Corporation and Mizuho Corporate Bank, Ltd.

(3)	Matters relating to agreement term

The agreement term will not be provided for.

(4)	Matters relating to termination during the agreement term

The Investment Corporation and Mizuho Corporate Bank, Ltd., are each entitled to terminate the agreement at anytime upon their mutual consultation.

(5)	Matters relating to amending the agreement

Whenever it becomes necessary to change the content of the agreement, the Investment Corporation and Mizuho Corporate Bank, Ltd., shall enter into such written agreement.

(6)	Matters relating to the fee

(i)	Fee for financial services

a.	Method of calculating fee

The fee is an amount separately agreed on between the Investment Corporation and Mizuho Corporate Bank, Ltd., not exceeding the amounts set out below.

Base Amount

16 million yen if the total issuance amount of the investment corporation bonds is 10 billion yen or less and the redemption period is 5 years or more but less than 10 years (in this section VIII, the “Base Amount”)

Factors for change (in comparison with the Base Amount)

The factors for a change in the Base Amount are as follows:

(a)	The total issuance amount of investment corporation bonds

If it is more than 10 billion yen but equal to or less than 50 billion yen, 1 million yen will be added to the Base Amount.

(b)	Redemption period

If the redemption period is less than 5 years, 1 million yen is deducted from the Base Amount.

If the redemption period is 10 years or more but equal to or less than 14 years, 1 million yen is added to the base amount.

b.	Time of payment

Date of issue

(ii)	Subscriber registration fee

The fee is an amount separately agreed on between the Investment Corporation and Mizuho Corporate Bank, Ltd., not exceeding the amounts set out below.

a.	Method of calculating fee

The fee per investment corporation bond is the amount calculated in accordance with the following table based on the following segmentations of the total issuance amount of the investment corporation bond.

(a)	The first 10 billion yen of the total issuance amount

0.1 yen per 100 yen

(b)	Portion of the total issuance amount between 10 billion yen (exclusive) and 20 billion yen (inclusive)

0.09 yen per 100 yen

(c)	Portion of the total issuance amount between 20 billion yen (exclusive) and 30 billion yen (inclusive)

0.08 yen per 100 yen

(d)	Portion of the total issuance amount more than 30 billion yen

0.07 yen per 100 yen

b.	Time of Payment

Date of issue and later

IX	Administration Agent to Perform Services Relating to Registration of Third Series Unsecured Investment Corporation Bonds (Ranking Pari Passu with Specified Investment Corporation Bonds) of the former Nippon Residential Investment Corporation

(1)	Name:	Mizuho Corporate Bank, Ltd.

	Address:	1-3-3 Marunouchi, Chiyoda-ku, Tokyo

(2)	Outline of services to be entrusted

Registration services

(3)	Matters relating to agreement term

The agreement term will not be provided for.

(4)	Matters relating to termination during the agreement term

None

(5)	Matters relating to amending the agreement

Whenever it becomes necessary to change the content of the agreement, the Investment Corporation and Mizuho Corporate Bank, Ltd., shall enter into such written agreement.

(6)	Matters relating to the fee

(i)	Method of calculating fee

(a)	Initial registration fee for requests for registration

0.03 yen per 100 yen par value

(b)	Services relating to receiving the principal and interest of registered bonds

80 yen per receipt of payment of interest. The Investment Corporation will bear the consumption tax and local consumption tax payable on the fee for services relating to receiving the payment of interest.

(ii)	Timing of payment

There will be no provision for the timing of payment of the initial registration fee relating to requests for registration. The fee for services relating to receiving the principal and interest of registered bonds is shall be paid twice a year upon requests from Mizuho Corporate Bank, Ltd.

X	Administration Agents to Perform Services relating to the Principal and Interest Payments on Third Series Unsecured Investment Corporation Bonds (Ranking Pari Passu with Specified Investment Corporation Bonds) of the Former Nippon Residential Investment Corporation

(1)	Name:	Mizuho Corporate Bank, Ltd.

	Address:	1-3-3 Marunouchi, Chiyoda-ku, Tokyo

	Name:	Mizuho Securities Co., Ltd.

	Address:	1-5-1 Otemachi, Chiyoda-ku, Tokyo

	Name:	JP Morgan Securities, Co., Ltd.

	Address:	2-7-3 Marunouchi, Chiyoda-ku, Tokyo

	Name:	Daiwa Securities SMBC Co., Ltd.

	Address:	1-8-1 Marunouchi, Chiyoda-ku, Tokyo

(2)	Details of services to be entrusted

(i)	The Principal and Interest Payments Administration Agents (which in this section X means Mizuho Corporate Bank, Ltd., Mizuho Securities Co., Ltd., JP Morgan Securities, Co., Ltd., and Daiwa Securities SMBC Co., Ltd.) will pay the holders of Third Series Unsecured Investment Corporation Bonds (ranking pari passu with specified investment corporation bonds) (in this section X, the “Investment Corporation Bonds”) the principal and interest on the Investment Corporation Bonds in exchange for the investment corporation bond certificates the redemption date for which has come or coupons the payment date for which has come (or, for those that have been registered, receipts of the paid principal and interest).

(ii)	The fiscal agent for the Investment Corporation Bonds (which in this section X means Mizuho Corporate Bank, Ltd.) shall pay, in accordance with the request of the Principal and Interest Payments Administration Agents, the amount calculated by multiplying the total amount of the Investment Corporation Bonds as at the end of the month that is 2 months before the month of the due date for redemption by the amount of redemption (in this section X, the “Principal and Interest Payment Funds”).

(iii)	In the event the Principal and Interest Payments Administration Agents receive the Principal and Interest Payment Funds under (ii) above, they shall submit the redeemed investment corporation bond certificates or the paid coupons (or, for those that have been registered, the receipt of principal and interest paid; collectively in this section X, the “Paid Investment Corporation Bonds, Etc.”) to the fiscal agent of the Investment Corporation Bonds without delay.

(iv)	The fiscal agent of the Investment Corporation Bonds shall, after it has closely inspected the Paid Investment Corporation Bonds, Etc., has cross-checked them against the Principal and Interest Payment Funds, and has confirmed entries, etc., of the serial numbers of the Paid Investment Corporation Bond Certificates, pay the Principal and Interest Payments Administration Agents a fee calculated based on a separately provided for fee rate for principal and interest payment services for the Investment Corporation Bonds (in this section X, the “Principal and Interest Payment Fee”).

(v)	Upon reasonable request by the fiscal agent of the Investment Corporation Bonds, the Principal and Interest Payments Administration Agents will without delay return to the fiscal agent of the Investment Corporation Bonds the Principal and Interest Payment Funds delivered under (ii) above and the Principal and Interest Payments Administration Fee delivered under (iv) above.

(3)	Place for payment of principal and interest

Head office of Mizuho Corporate Bank, Ltd.

Mizuho Securities Co., Ltd.

Head office of JP Morgan Securities, Co., Ltd.

Head office of Daiwa Securities SMBC Co., Ltd.

(4)	Matters relating to agreement term

The agreement term will not be provided for.

(5)	Matters relating to termination during the agreement term

None.

(6)	Matters relating to amending the agreement

Whenever it becomes necessary to change the content of the agreement, the Investment Corporation and the Principal and Interest Payments Administration Agents shall enter into such written agreement.

(7)	Matters relating to the fee

The Principal and Interest Payments Administration Fee of the Investment Corporation Bonds shall be as follows, and the Investment Corporation will pay the Principal and Interest Payments Administration Agents the fee through the fiscal agent of the Investment Corporation Bonds. However, the Principal and Interest Payments Administration Agents may, depending on the situation, change the fee with the agreement of the Investment Corporation. The Investment Corporation will bear the consumption tax and local consumption tax payable on the fee.

(i)	Method of calculating fee

a.	Fee for the payment of principal

10 / 10,000 of the paid principal

However, if a bond is registered and the fee calculated by the above fee rate exceeds 100,000 yen per case, the fee shall be 100,000 yen.

b.	In the case of payment of interest

20 / 10,000 of the paid interest

(ii)	Time of payment

The business day before the due date for payment

XI	Administration Agent to Perform Services Relating to Financial Affairs, Issuing, and Payments for the Fourth Series Unsecured Investment Corporation Bonds (Ranking Pari Passu with Specified Investment Corporation Bonds) of the Former Nippon Residential Investment Corporation

(1)	Name: Mizuho Corporate Bank, Limited

Address:	1-3-3 Marunouchi, Chiyoda-ku, Tokyo

(2)	Details of services to be entrusted

(i)	Payment to the Investment Corporation of amount calculated by multiplying the amount of the float the Investment Corporation decided to make by the issue price of the investment corporation bonds

(ii)	Preparation of investment corporation bonds register and investment corporation bonds ledger

(iii)	Services relating to issuance of investment corporation bonds other than the services set out in (i) and (ii) above, that are found to be necessary upon consultation between the Investment Corporation and Mizuho Corporate Bank, Ltd.

(iv)	Notification to the Japan Securities Depository Center, Inc. (“JASDEC”) of information relating to issue of Fourth Series Unsecured Investment Corporation Bonds (ranking pari passu with specified investment corporation bonds) (in this section XI, the “Investment Corporation Bonds”)

(v)	Acquisition of ISIN codes (types of securities codes based on ISO6166, a standard established by the International Organization for Standardization, that the Securities Identification Code Committee chronologically assigns numbers to in accordance with its authority) from JASDEC, acquiring registration details relating to information on the bond from JASDEC, and confirmation of the details of that information

(vi)	Submission of the Terms and Conditions of Investment Corporation Bonds to JASDEC

(vii)	Notification to JASDEC of Information on New Records (which means the amount of the Investment Corporation Bonds that is paid in as notified by a paid-in member and other such matters; the same applies throughout this section XI) and other information provided for in JASDEC’s Business Regulations, etc.

(viii)	Acquisition from JASDEC of the issue information that JASDEC has recorded on issue accounts that corresponds to matters provided for in JASDEC’s Business Regulations, etc., the details of Information on New Records, the details of newly recorded DVP settlement information, and settlement numbers (limited to DVP settlements) assigned by JASDEC for the purpose of conducting a DVP settlement, and confirmation of the details of that information

(ix)	Receipt from paid in members of amounts calculated by multiplying the amount of the float the Investment Corporation decided to make by the issue price of the Investment Corporation Bonds

(x)	Notification to JASDEC that cash settlements associated with a payment of the Investment Corporation Bonds have been completed

(xi)	Acquisition from JASDEC of information to the effect that JASDEC has created a new record and other matters provided for in its Business Regulations and confirmation of that information

(xii)	Services of delivering to JASDEC fees for new records as provided for in JASDEC’s Business Regulations

(xiii)	Services, other than the services set out in (iv) through (xii) above, provided for in JASDEC’s Business Regulations, etc.

(xiv)	Acceptance of written requests for acceleration from investment corporation bondholders and notification of such requests to the Investment Corporation

(xv)	Management of investment corporation bonds register and investment corporation bonds ledger

(xvi)	Payment of interest income tax in accordance with the Act on Special Measures Concerning Taxation

(xvii)	Services relating to redemption by purchase of investment corporation bonds

(xviii)	Notification in writing to JASDEC when the Investment Corporation decides an important matter provided for in JASDEC’s Business Regulations that relates to rights in or the handling of investment corporation bonds or when an important fact arises relating to the Investment Corporation Bonds

(xix)	Services, other than the services set out in (xiv) through (xviii), that are found to be necessary upon consultation between the Investment Corporation and Mizuho Corporate Bank, Ltd. (including requests by bondholders to exercise rights and receipt of other such notices from bondholders)

(xx)	If after issuance of the Investment Corporation Bonds a Ruling is made on issue information of the Investment Corporation Bonds that is a matter provided for in JASDEC’S Business Regulations — notification to JASDEC of that matter.

(xxi)	Acquisition from JASDEC of information relating to details of requests from JASDEC members on redemption of principal or payment of interest on the Investment Corporation Bonds and confirmation of those details

(xxii)	Acquisition from JASDEC of information provided for in its Business Regulations relating to distributions to JASDEC members of redemptions of principal or payments of interest on the investment corporation bonds (such information in this section XI, “Information on Expected Settlement Amounts”)

(xxiii)	If the Bank of Japan Financial Network System is to be used for cash settlements relating to Information on Expected Settlement Amounts — notification of that effect and of the Information on Expected Settlement Amounts to the cash settlement company

(xxiv)	Acquisition from JASDEC of information on applications for redemptions by purchase and of notifications of completion of redemptions by purchase and confirmation of those details

(xxv)	Service of collecting principal and interest payments on the Investment Corporation Bonds

(xxvi)	Services, other than the services set out in (xx) through (xxv), that are provided for in JASDEC’s Business Regulations, etc.

(xxv)	Service of collecting principal and interest payments

(3)	Matters relating to agreement term

The agreement term will not be provided for.

(4)	Matters relating to termination during the agreement term

None.

(5)	Matters relating to amending the agreement

Whenever it becomes necessary to change the content of the agreement, the Investment Corporation and Mizuho Corporate Bank, Ltd., shall enter into such written agreement.

(6)	Matters relating to the fee

The fee is an amount separately agreed on between the Investment Corporation and Mizuho Corporate Bank, Ltd., not exceeding the amounts set out below.

(i)	Fee for financial, issuance, and payment services

a.	Method of calculating fee

Base Amount

16 million yen if the total issuance amount of the investment corporation bonds is 10 billion yen or less and the redemption period is 5 years or more but less than 10 years (in this section XI, the “Base Amount”)

Factors for change (in comparison with the Base Amount)

The factors for a change in the Base Amount are as follows:

(a)	The total issuance amount of investment corporation bonds

If it is more than 10 billion yen but equal to or less than 50 billion yen, 1 million yen will be added to the Base Amount.

(b)	Redemption period

If the redemption period is less than 5 years, 1 million yen is deducted from the Base Amount.

If the redemption period is 10 years or more but equal to or less than 14 years, 1 million yen is added to the base amount.

b.	Time of payment

Date of issue

(ii)	Fee for redemption of principal

a.	Method of calculating fee

0.5 yen per 100 yen

b.	Time of Payment

The business day before the due date for payment

(iii)	Fee for interest payment

a.	Method of calculating fee

0.1 yen per 100 yen

b.	Time of Payment

The business day before the due date for payment

XII	Administration Agent to Perform Services Relating to Issuing and Payments for the Second Series Unsecured Investment Corporation Bonds (Ranking Pari Passu with Specified Investment Corporation Bonds) and Third Series Unsecured Investment Corporation Bonds (Ranking Pari Passu with Specified Investment Corporation Bonds) of the Former Nippon Residential Investment Corporation

(1)	Name: Mizuho Corporate Bank, Limited

Address: 1-3-3 Marunouchi, Chiyoda-ku, Tokyo

(2)	Details of services to be entrusted

(i)	Notification to the Japan Securities Depository Center, Inc. (“JASDEC”) of matters relating to both issues of investment corporation bonds provided for in JASDEC’s Business Regulations, etc., as information (in this section XII, “Issue Information”)

(ii)	Submission of the Terms and Conditions of both investment corporation bonds to JASDEC

(iii)	Services, other than the services set out in (i) and (ii) above, that are provided for in JASDEC’s Business Regulations, etc.

(iv)	If a Ruling is made on issue information of the investment corporation bonds that is a matter provided for in JASDEC’S Business Regulations — notification to JASDEC of that matter

(v)	Acquisition from JASDEC of information provided for in its Business Regulations, etc., relating to details of requests from JASDEC members on redemption of principal as prescribed in each original contract deed and interest payments as prescribed in each original contract deed (such information in this section XII, “Information on Details of Requests for Principal and Interest”), confirmation of those details, and notification of Information on Details of Requests for Principal and Interest to the fiscal agent for each investment corporation bond

(vi)	Acquisition from JASDEC of information provided for in its Business Regulations, etc., relating to distributions to JASDEC members of redemptions of principal as prescribed in each original contract deed and interest payments as prescribed in each original contract deed (such information in this section XII, “Information on Expected Settlement Amounts”)

(vii)	If the Bank of Japan Financial Network System is to be used for cash settlements relating to Information on Expected Settlement Amounts — notification to that effect and of the Information on Expected Settlement Amounts to the cash settlement company.

(viii)	Acquisition from JASDEC of information on applications for redemptions by purchase (which means the amounts of reductions arising in redemptions by repurchase that should be entered or recorded and other matters provided for in JASDEC’s Business Regulations, etc.) and of notifications of completion of redemptions by purchase, confirmation of those details, and notification to the fiscal agents for each investment corporation bond

(ix)	Service of the collection of principal and interest payments

(x)	Services, other than the services set out in (iv) through (ix), that are provided for in JASDEC’s Business Regulations etc.

(3)	Matters relating to agreement term

The agreement term will not be provided for.

(4)	Matters relating to termination during the agreement term

None.

(5)	Matters relating to amending the agreement

None.

(6)	Matters relating to the fee

(i)	Method of calculating fee

The principal and interest payments fee relating to principal and interest payment services for the total amount entered or recorded in the transfer acceptance register of each investment corporation bond is as set out below. The Investment Corporation will bear the consumption tax and local consumption tax payable on the fee.

a.	Fee for the payment of principal

0.075 / 10,000 of the principal

b.	Fee for the payment of interest

in each payment of interest 0.075 / 10,000 of the principal

(ii)	Time of payment

The business day before the due date for payment

XIII	Administration Agent to Perform Services Relating to the Issuing Agent and the Paying Agent for the First Series Unsecured Investment Corporation Bonds (Ranking Pari Passu with Specified Investment Corporation Bonds) of the Former Nippon Residential Investment Corporation

(1)	Name:	The Bank of Tokyo-Mitsubishi UFJ, Ltd.

	Address:	2-7-1 Marunouchi, Chiyoda-ku, Tokyo

(2)	Details of services to be entrusted

(i)	Recording of issue information of First Series Unsecured Investment Corporation Bonds (Ranking Pari Passu with Specified Investment Corporation Bonds) (in this section XIII, the “Special Investment Corporation Bonds”) and decision on transfer method

(ii)	Submission of the Terms and Conditions of Special Investment Corporation Bonds to the Japan Securities Depository Center, Inc. (in this section XIII, “JASDEC”)

(iii)	Notification to JASDEC of amount of interest per each currency of Special Investment Corporation Bonds

(iv)	Notification to JASDEC of the fee rate for the fee relating to principal and interest payments determined by the Investment Corporation (that fee in this section XIII, the “Principal and Interest Payment Fee”)

(v)	Notification to JASDEC if there is a change in the issue information of the Special Investment Corporation Bonds

(vi)	Confirmation of data on requests for principal and interest as between JASDEC and the transfer institution in relation to Special Investment Corporation Bonds that are considered to be transfer investment corporation bonds (such Special Investment Corporation Bonds in this section XIII, “Special Transfer Investment Corporation Bonds”) and transmission to JASDEC of notices approving or disapproving details of request for principal and interest

(vii)	Service of distributing principal and interest in redeeming the principal or making interest payments under the Special Transfer Investment Corporation Bonds

(viii)	Service of distributing the Principal and Interest Payment Fee to the Direct Account Management Institution (which means “Direct Account Management Institution” as defined in JASDEC’s Business Regulations)

(ix)	Services, other than the services set out in (i) through (viii) above, of an issuing agent and of a paying agent provided for in JASDEC’s Business Regulations, etc.

(x)	Service of redemption by purchase of the Special Transfer Investment Corporation Bonds

(3)	Matters relating to agreement term

The agreement term will not be provided for.

(4)	Matters relating to termination during the agreement term

None.

(5)	Matters relating to amending the agreement

Whenever it becomes necessary to change the content of the agreement, the Investment Corporation and The Bank of Tokyo-Mitsubishi UFJ, Ltd., shall enter into such written agreement.

(6)	Matters relating to the fee

The fee for payment of principal and interest relating to investment corporation bonds that are considered to be transfer investment corporation bonds is as set out below. The Investment Corporation will bear the consumption tax and local consumption tax payable on the fee.

(i)	Method of calculating fee

a.	Fee for the payment of principal

0.075 yen per 100 yen of principal paid

b.	Fee for the payment of interest

0.075 yen per 100 yen of principal that is the object of the interest paid

(ii)	Time of payment

The business day before the due date for payment

XIV	Administration Agent to Perform Services Relating to Financial Affairs, Issuing, and Payments for the Seventh Series Unsecured Investment Corporation Bonds (Ranking Pari Passu with Specified Investment Corporation Bonds) of the Former Nippon Residential Investment Corporation

(1)	Name:	Mizuho Corporate Bank, Ltd.

	Address:	1-3-3 Marunouchi, Chiyoda-ku, Tokyo

(2)	Details of services to be entrusted

(i)	Notification to the Japan Securities Depository Center, Inc. (in this section XIV, “JASDEC”) on issue information

(ii)	Submission to JASDEC of the Terms and Conditions of Investment Corporation Bonds for the Seventh Series Unsecured Investment Corporation Bonds (ranking pari passu with specified investment corporation bonds) (in this section XIV, the “Investment Corporation Bonds”)

(iii)	Notification to JASDEC of the fee rate for the fee relating to principal and interest payments determined by the Investment Corporation (that fee in this section XIV, the “Principal and Interest Payment Fee”)

(iv)	Confirmations and approvals of information on new records received from JASDEC

(v)	Receipt of monies paid in for the Investment Corporation Bonds and transmission to JASDEC of notices for completion of funds transfer

(vi)	Receipt from the Investment Corporation and payment to JASDEC of expenses relating to new records for the Investment Corporation Bonds stipulated by JASDEC

(vii)	Services, other than the services set out in (i) through (vi) above, of an issuing agent provided for in JASDEC’s Business Regulations, etc.

(viii)	Notification to JASDEC if there is a change in the issue information of the Investment Corporation Bonds

(ix)	Confirmation of data on requests for principal and interest as between JASDEC and transmission to JASDEC of notices approving or disapproving details of request for principal and interest

(x)	Service of distributing principal and interest in redeeming the principal or making interest payments under the Investment Corporation Bonds

(xi)	Service of distributing the Principal and Interest Payment Fee to the Direct Account Management Institution (which means “Direct Account Management Institution” as defined in JASDEC’s Business Regulations)

(xii)	Services, other than the services set out in (viii) through (xi) above, of a paying agent provided for in JASDEC’s Business Regulations, etc.

(xiii)	Paying the Investment Corporation the amount calculated by multiplying the amount of the allotment determined by the Investment Corporation by the paid-in amount of the Investment Corporation Bonds

(xiv)	Acceptance of requests for acceleration from bondholders and notification of such requests to the Investment Corporation

(xv)	Management of investment corporation bonds register and investment corporation bonds ledger

(xvi)	Payment of interest income tax in accordance with the Act on Special Measures Concerning Taxation

(xvii)	Services relating to redemption by purchase of investment corporation bonds

(xviii)	Services, other than the services set out in (xiii) through (xvii), that are found to be necessary upon consultation between the Investment Corporation and Mizuho Corporate Bank, Ltd. (including requests by bondholders to exercise rights and receipt of other such notices from bondholders)

(3)	Matters relating to agreement term

The agreement term will not be provided for.

(4)	Matters relating to termination during the agreement term

None.

(5)	Matters relating to amending the agreement

Whenever it becomes necessary to change the content of the agreement (including where the total amount of the Investment Corporation bond has changed because of an additional issuance), the Investment Corporation and Mizuho Corporate Bank, Ltd., shall enter into such written agreements.

(6)	Matters relating to the fee

(i)	Fee for financial, issuing, and paying services

a.	Method of calculating fee

The fee is an amount separately agreed on between the Investment Corporation and Mizuho Corporate Bank, Ltd., not exceeding the amounts set out below. The Investment Corporation will bear the consumption tax and local consumption tax payable on the fee.

Base Amount

14 million yen (in this section XIV, the “Base Amount”)

Factors for change (in comparison with the Base Amount)

The factors for a change in the Base Amount are as follows:

(a)	The issue price of the investment corporation bonds

0.07 yen per 100 yen of issue price is to be added to the Base Amount

(b)	Redemption period

200,000 yen is to be added to the Base Amount for every year until redemption

b.	Time of payment

The due date for payment

(ii)	Fee for the payment of principal

a.	Method of calculating fee

0.075 / 10,000 yen of principal paid. This does not include any consumption tax. The Investment Corporation will bear the consumption tax and local consumption tax payable on the fee and will pay such taxes together with the fee.

b.	Time of payment

The bank business day before the due date for payment

(iii)	Fee for the payment of interest

a.	Method of calculating fee

0.075 / 10,000 of principal that is the object of the interest paid. This does not include any consumption tax. The Investment Corporation will bear the consumption tax and local consumption tax payable on the fee and will pay such taxes together with the fee.

b.	Time of payment

The bank business day before the due date for payment

XV	Administration Agent to Perform Services Relating to Financial Affairs, Issuing, and Payments for the Ninth Series Unsecured Investment Corporation Bonds (Ranking Pari Passu with Specified Investment Corporation Bonds) of the Former Nippon Residential Investment Corporation

(1)	Name:	The Bank of Tokyo-Mitsubishi UFJ, Ltd.

	Address:	2-7-1 Marunouchi, Chiyoda-ku, Tokyo

(2)	Details of services to be entrusted

(i)	Notification to the Japan Securities Depository Center, Inc. (in this section XV, “JASDEC”) on issue information

(ii)	Submission to JASDEC of the Terms and Conditions of Investment Corporation Bonds for the Ninth Series Unsecured Investment Corporation Bonds (ranking pari passu with specified investment corporation bonds) (in this section XV, the “Investment Corporation Bonds”)

(iii)	Notification to JASDEC of the fee rate for the fee relating to principal and interest payments stipulated by the Investment Corporation (that fee in this section XV, the “Principal and Interest Payment Fee”)

(iv)	Confirmations and approvals of information on new records received from JASDEC

(v)	Receipt of monies paid in for the Investment Corporation Bonds and transmission to JASDEC of notices for completion of funds transfer

(vi)	Services, other than the services set out in (i) through (v) above, of an issuing agent provided for in JASDEC’s Business Regulations, etc.

(vii)	Notification to JASDEC of amount of interest per single currency of the Investment Corporation Bonds

(viii)	Notification to JASDEC if there is a change in the issue information of the Investment Corporation Bonds

(ix)	Confirmation of data on requests for principal and interest as between JASDEC and transmission to JASDEC of notices approving or disapproving details of request for principal and interest

(x)	Service of distributing principal and interest in redeeming the principal or making interest payments under the Investment Corporation Bonds

(xi)	Service of distributing the Principal and Interest Payment Fee to the Direct Account Management Institution (which means “Direct Account Management Institution” as defined in JASDEC’s Business Regulations)

(xii)	Services, other than the services set out in (vii) through (xi) above, of a paying agent provided for in JASDEC’s Business Regulations, etc.

(xiii)	Acceptance of requests for acceleration from bondholders and notification of such requests to the Investment Corporation

(xiv)	Management of investment corporation bonds register and investment corporation bonds ledger

(xv)	Payment of interest income tax in accordance with the Act on Special Measures Concerning Taxation

(xvi)	Confirmation of rate of interest of the Investment Corporation Bonds and handling related services

(xvii)	Services relating to redemption by purchase of investment corporation bonds

(xviii)	Services, other than the services set out in (xiii) through (xvii), that are found to be necessary upon consultation between the Investment Corporation and The Bank of Tokyo-Mitsubishi UFJ, Ltd. (including requests by bondholders to exercise rights and receipt of other such notices from bondholders)

(3)	Matters relating to agreement term

The agreement term will not be provided for.

(4)	Matters relating to termination during the agreement term

None.

(5)	Matters relating to amending the agreement

Whenever it becomes necessary to change the content of the agreement (including where the total amount of the Investment Corporation bond has changed because of an additional issuance), the Investment Corporation and The Bank of Tokyo-Mitsubishi UFJ, Ltd. shall enter into such written agreements.

(6)	Matters relating to the fee

(i)	Fee for financial, issuing, and paying services

a.	Method of calculating fee

The fee is an amount separately agreed on between the Investment Corporation and The Bank of Tokyo-Mitsubishi UFJ, Ltd., not exceeding the amounts set out below. The Investment Corporation will bear the consumption tax and local consumption tax payable on the fee.

Base Amount

14 million yen (in this section XV, the “Base Amount”)

Factors for change (in comparison with the Base Amount)

The factors for a change in the Base Amount are as follows:

(a)	The issue price of the investment corporation bonds

0.07 yen per 100 yen of issue price is to be added to the Base Amount

(b)	Redemption period

200,000 yen is to be added to the Base Amount for every year until redemption

b.	Time of payment

The due date for payment

(ii)	Fee for the payment of principal

a.	Method of calculating fee

0.075 / 10,000 of principal paid. This does not include any consumption tax. The Investment Corporation will bear the consumption tax and local consumption tax payable on the fee and will pay such taxes together with the fee.

b.	Time of payment

The bank business day before the due date for payment

(iii)	Fee for the payment of interest

a.	Method of calculating fee

0.075 / 10,000 of principal that is the object of the interest paid. This does not include any consumption tax. The Investment Corporation will bear the consumption tax and local consumption tax payable on the fee and will pay such taxes together with the fee.

b.	Time of payment

The bank business day before the due date for payment

XVI	Administration Agent to Perform Services Relating to Financial Affairs, Issuing, and Payments for the Tenth Series Unsecured Investment Corporation Bonds (Ranking Pari Passu with Specified Investment Corporation Bonds) of the Former Nippon Residential Investment Corporation

(1)	Name:	The Bank of Tokyo-Mitsubishi UFJ, Ltd.

	Address:	2-7-1 Marunouchi, Chiyoda-ku, Tokyo

(2)	Details of services to be entrusted

(i)	Notification to the Japan Securities Depository Center, Inc. (in this section XVI, “JASDEC”) on issue information

(ii)	Submission to JASDEC of the Terms and Conditions of Investment Corporation Bonds for the Tenth Series Unsecured Investment Corporation Bonds (ranking pari passu with specified investment corporation bonds) (in this section XVI, the “Investment Corporation Bonds”)

(iii)	Notification to JASDEC of the fee rate for the fee relating to principal and interest payments stipulated by the Investment Corporation (that fee in this section XVI, the “Principal and Interest Payment Fee”)

(iv)	Confirmations and approvals of information on new records received from JASDEC

(v)	Receipt of monies paid in for the Investment Corporation Bonds and transmission to JASDEC of notices for completion of funds transfer

(vi)	Services, other than the services set out in (i) through (v) above, of an issuing agent provided for in JASDEC’s Business Regulations, etc.

(vii)	Notification to JASDEC of amount of interest per each currency of the Investment Corporation Bonds

(viii)	Notification to JASDEC if there is a change in the issue information of the Investment Corporation Bonds

(ix)	Confirmation of data on requests for principal and interest as between JASDEC and the transfer institution and transmission to JASDEC of notices approving or disapproving details of request for principal and interest

(x)	Service of distributing principal and interest in redeeming the principal or making interest payments under the Investment Corporation Bonds

(xi)	Service of distributing the Principal and Interest Payment Fee to the Direct Account Management Institution (which means “Direct Account Management Institution” as defined in JASDEC’s Business Regulations)

(xii)	Services, other than the services set out in (vii) through (xi) above, of a paying agent provided for in JASDEC’s Business Regulations, etc.

(xiii)	Acceptance of requests for acceleration from bondholders and notification of such requests to the Investment Corporation

(xiv)	Management of investment corporation bonds register and investment corporation bonds ledger

(xv)	Payment of interest income tax in accordance with the Act on Special Measures Concerning Taxation

(xvi)	Services relating to redemption by purchase of investment corporation bonds

(xvii)	Services, other than the services set out in (xiii) through (xvi), that are found to be necessary upon consultation between the Investment Corporation and The Bank of Tokyo-Mitsubishi UFJ, Ltd. (including requests by bondholders to exercise rights and receipt of other such notices from bondholders)

(3)	Matters relating to agreement term

The agreement term will not be provided for.

(4)	Matters relating to termination during the agreement term

None.

(5)	Matters relating to amending the agreement

Whenever it becomes necessary to change the content of the agreement (including where the total amount of an the Investment Corporation bond has changed because of an additional issuance), the Investment Corporation and The Bank of Tokyo-Mitsubishi UFJ, Ltd., shall enter into such written agreement.

(6)	Matters relating to the fee

(i)	Fee for financial, issuing, and paying services

a.	Method of calculating fee

The fee is an amount separately agreed on between the Investment Corporation and The Bank of Tokyo-Mitsubishi UFJ, Ltd., not exceeding the amounts set out below. The Investment Corporation will bear the consumption tax and local consumption tax payable on the fee.

Base Amount

14 million yen (in this section XVI, the “Base Amount”)

Factors for change (in comparison with the Base Amount)

The factors for a change in the Base Amount are as follows:

(a)	The issue price of the investment corporation bonds

0.07 yen per 100 yen of issue price is to be added to the Base Amount

(b)	Redemption period

200,000 yen is to be added to the Base Amount for every year until redemption

b.	Time of payment

The due date for payment

(ii)	Fee for the payment of principal

a.	Method of calculating fee

0.075 / 10,000 of principal paid. This does not include any consumption tax. The Investment Corporation will bear the consumption tax and local consumption tax payable on the fee and will pay such taxes together with the fee.

b.	Time of payment

The bank business day before the due date for payment

(iii)	Fee for the payment of interest

a.	Method of calculating fee

0.075 / 10,000 of principal that is the object of the interest paid. This does not include any consumption tax. The Investment Corporation will bear the consumption tax and local consumption tax payable on the fee and will pay such taxes together with the fee.

b.	Time of payment

The bank business day before the due date for payment

— End of Attachment 4 —

3	Outline of Details Provided for in Article 196, Item (1), of the Ordinance for Enforcement of the Investment Trusts and Investment Corporations Act

(1)	Method of calculating number of investment units of New Investment Corporation to be issued upon consolidation-type merger and matters concerning allotment of those units

(i)	Basis of calculation

In order to ensure fairness in calculating the merger ratio, ADR retained Mizuho Securities Co., Ltd. (“Mizuho Securities”) and NRIC retained Deutsche Securities Inc. (“Deutsche Securities”) as their financial advisers for the merger and requested them to calculate the merger ratio.

Mizuho Securities analyzed the investment units of both investment corporations using the market share price reference method, the comparable companies method, the dividend discount method, and the market net asset value method. As a result of its analysis, Mizuho Securities calculated that, if 3 investment units of the New Investment Corporation are allotted for every 1 investment unit of ADR, then the number of investment units of the New Investment Corporation to be allotted for every 1 investment unit of NRIC according to each calculation method should be as follows:

• market share price reference method	1.29 ~ 2.10 units

• comparable companies method (PER)	1.69 ~ 2.13 units

• comparable companies method (PBR)	0.98 ~ 2.04 units

• dividend discount method	0.77 ~ 2.24 units

• market net asset value method	3.23 units

Deutsche Securities analyzed the investment units of both investment corporations using the average market share price method and the dividend discount method. For reference in its examination of the merger ratio, Deutsche Securities also valuated NRIC’s investment units using the comparable companies method and the market net asset value method. As a result of its analysis, Deutsche Securities calculated that the number of investment units of the New Investment Corporation to be allotted for every 1 investment unit of NRIC according to each calculation method should be as follows:

• average market share price method	1.20 ~ 2.07 units

• dividend discount method	1.63 ~ 2.10 units

(ii)	Background to calculations

With reference by ADR to the calculation results of the merger ratio by Mizuho Securities, and with reference by NRIC to the calculation results of the merger ratio by Deutsche Securities, as a result of numerous careful discussions on the merger ratios by both investment corporations comprehensively taking into account such factors as each investment corporation’s financial position, assets, and future prospects, ADR and NRIC ultimately decided that the following merger ratios are appropriate and entered into the merger agreement.

	New Investmente Corporation (Company to be incorporated through consolidation-type merger)	ADR (Company to be consolidated through consolidation-type merger)	NRIC (Company to be consolidated through consolidation-type merger)
Details of allotment on merger	1	3	2

(iii)	Matters concerning allotment of investment units of New Investment Corporation to unitholders of ADR and NRIC

The New Investment Corporation will issue 722,306 investment units as a result of the merger and allot to unitholders entered or recorded in the last unitholders’ register of ADR and NRIC as of the day immediately before the merger takes effect, allotting to unitholders of ADR 3 investment units of the New Investment Corporation for every 1 investment unit of ADR and allotting to unitholders of NRIC 2 investment units of the New Investment Corporation for every 1 investment unit of NRIC

In place of a cash dividend for the final business periods of ADR and NRIC ending at the end of February 2010 (which for ADR is the 2-month period from January 1, 2010, through to the end of February 2010 and for NRIC is the 3-month period from December 1, 2009, through to the end of February 2010), the New Investment Corporation intends to pay a merger subsidy (a merger subsidy in an amount calculated by dividing the amount of distributable profits as of the day immediately before the incorporation of the New Investment Corporation by the number of outstanding investment units as of the day immediately before the incorporation of the New Investment Corporation) in an amount equivalent to the amount of cash dividend otherwise payable to each investment corporation’s unitholders over their final business periods based on each distributable profits.

(iv)	Matters relating to method of converting investment units of the New Investment Corporation to be issued into cash

(a)	Markets to trade investment units of the New Investment Corporation

The investment units of the New Investment Corporation are planned to be listed on the Tokyo Stock Exchange, Inc. (“TSE”), as a ‘technical’ listing on March 2, 2010, subsequent to approval by the TSE, so the opportunity to continuing trade in the investment units of the New Investment Corporation is expected to be secured.

(b)	Persons to act as broker, intermediary, and agent in trades of the New Investment Corporation’s investment units

Trading participants and securities firms, etc., that are members of the stock exchange set out in (a) above.

(2)	Matters relating to total amount of investment into New Investment Corporation

Total amount of investment	36,262,894,000 yen

Amount of investment surplus	Amount obtained by deducting the total amount of investment from the amount of fluctuation in unitholders’ capital provided for in Article 27, Paragraph 1, of the Regulations for Accounts of Investment Corporations.

In deciding the matters relating to the total amount of investment into the New Investment Corporation, ADR decided at its board of directors, in accordance with the Accounting Standards for Corporate Combinations and the Guidelines Applicable to Accounting Standards for Corporate Combinations and Accounting Standards for Business Separations, to make the total amount of investment into the New Investment Corporation the same amount as the total amount of investment into ADR as set out above.

ADR therefore decided that the details set out in (1) and (2) above are reasonable.

4	Outline of Details Provided for in Article 196, Items (2) and (3) of the Ordinance for Enforcement of the Investment Trust and Investment Corporations Act

(1)	The financial statements, asset management report, and statement of dividends for the final business period of NRIC

As set out in Reference Materials 1.

(2)	Matters relating to material events subsequent to the last day of the final business period of NRIC

(i)	NRIC has entered into loan agreements for borrowing funds (total amount: 18,000,000,000 yen) in order to use the proceeds for the redemption of the 6th series investment corporation bonds (total amount: 12,000,000,000 yen) and the 8th series investment corporation bonds (total amount: 6,000,000,000 yen) on August 27, 2009, and has completed the redemption of the 8th series investment corporation bonds on September 11, 2009, and the redemption of the 6th series investment corporation bonds on October 23, 2009. In connection with the borrowing above, NRIC has agreed with all lenders that if the merger between NRIC and ADR should not complete within certain time frame, that would constitute an event of default.

(ii)	On September 25, 2009, Pacific Residential Corporation, an asset management company of NRIC, has entered into an absorption-type merger agreement with AD Investment Management Co., Ltd., an asset management company of ADR, under which AD Investment Management Co., Ltd. will be the surviving company and which takes effect on the same day as the incorporation of the New Investment Corporation.

(3)	Matters relating to material events subsequent to the last day of the final business period of ADR

On September 25, 2009, AD Investment Management Co., Ltd., an asset management company of ADR, has entered into an absorption-type merger agreement with Pacific Residential Corporation, an asset management company of NRIC, under which AD Investment Management Co., Ltd. will be the surviving company and which takes effect on the same day as the date of the incorporation of the New Investment Corporation.

5	Matters relating to person to become executive director of New Investment Corporation

The candidates for Executive Director of the New Investment Corporation is set out below. The term for the executive director is 2 years starting on the day the New Investment Corporation is incorporated.

Name (Date of Birth)	Brief Personal History
Kenji Kousaka (July 5, 1965)	Apr-88	Joined ITOCHU Corporation, assigned to Osaka Construction & Realty Department No. 2
	Apr-94	Assigned to Osaka Construction & Realty Department
	Apr-99	Assigned to Real Estate Business Development Department
	Jul-01	Appointed Deputy Manager of Osaka Construction Section No. 4, Osaka Construction & Realty Department
	Oct-02	Appointed Deputy Manager of Construction Section No. 3, Construction & Realty Department
	Apr-04	Appointed Manager of Construction Section No. 2, Construction & Realty Department and General Manager of Investment Advisory Office, Construction and Real Estate
	Jun-05	Seconded to AD Investment Management Co., Ltd. Appointed Managing Director and General Manager of Acquisition Department
	Feb-08	Appointed President and General Manager of Acquisition Department
	Mar-08	Appointed Executive Director of Advance Residence Investment Corporation (currently serving)
	Apr-08	Appointed President and Representative Director of AD Investment Management Co., Ltd. (currently serving)

•	The above candidate for executive director will not hold any investment units of the New Investment Corporation.

•

The above candidate for executive director is the representative director of AD Investment Management Co., Ltd., with whom the New Investment Corporation plans to enter into an asset management agreement.

6	Matters relating to persons to become supervisory directors of New Investment Corporation

The candidates for Supervisory Director of the New Investment Corporation are set out below.

No.	Name (Date of Birth)	Brief Personal History
1	Shujiro Matsuda April 17, 1938	Jun-64	Joined Eisuke Ito Certified Accounting Offices
		Dec-64	Joined PWC Accounting Offices
		Apr-69	Opened Shujiro Matsuda CPA Office
		Jun-69	Joined IBM Japan, Ltd.
		Mar-71	Joined Tohmatsu Awoki & Co. (presently, Deloitte Touche Tohmatsu)
		May-81	Joined Dow Chemical Japan Ltd. as Budget Management General Manager
		Jul-81	Joined Triumph International (Japan) Ltd. as Director and CFO
		Nov-84	Joined Nihon AMP Kabushiki Kaisha
		Dec-92	Joined Molex Japan Co., Ltd. as Financial Director in charge of North Asia and CFO
		Oct-99	Joined TYO as auditor (currently serving)
		Jun-01	Appointed auditor of Kao Corporation
		Mar-05	Appointed part-time director of DREAMUSIC Inc.
		Sep-05	Appointing Supervisory Director of ADR (currently serving)
		Jun-06	Appointed part-time auditor of Akebono Brake Industry Co., Ltd. (currently serving)

2	Yoshiki Oshima February 28, 1946	Oct-67	Passed bar exam
		Apr-70	Registered as a practicing lawyer
		Apr-78	Opened Akasaka Law Office L.P.C. (currently serving)
		Sep-05	Appointed Supervisory Director of ADR

•	Neither candidate for supervisory director will hold any investment units of the New Investment Corporation.

•	Neither candidate for supervisory director has a particular interest in the New Investment Corporation.

7	Matters relating to company to become accounting auditor of the New Investment Corporation

The candidate for accounting auditor of the New Investment Corporation is as set out below. The name and location of the major place of business of the candidate for accounting auditor is as follows.

Name:	Deloitte Touche Tohmatsu LLC

Location of major place of business:	MS Shibaura Building 4-13-23 Shibaura, Minato-ku, Tokyo

Year	History
May-68	Tohmatsu Awoki & Co. established
May-75	Becomes part of the Touche Ross International (TRI) network
Oct-86	Merged with Sanwa & Co. (incorporated July 1973) and changed name to Tohmatsu Awoki & Sanwa
Apr-88	Merged with Marunouchi & Co. (incorporated December 1968)
Oct-88	Merged with Nishikata Audit Corporation (incorporated August 1969) and Sapporo Dai-ichi Kaikei Audit Corporation (incorporated April 1976)
Jul-89	Becomes part of the Deloitte & Ross Tohmatsu (current Deloitte & Touche Tohmatsu (DTT)) network formed out of the merger of TRI and Deloitte Haskins and Sells International
Feb-91	Merges with Mita Audit Corporation (incorporated June 1985) and changes name to Tohmatsu & Co.
Apr-01	Merges with SAN-AI Audit Corporation (incorporated May 1983)
Jul-02	Merges with Seiwa Audit Corporation (incorporated December 1974)
Apr-04	Changed its English legal name to Deloitte Touche Tohmatsu
Jul-09	Changed to a limited liability company and changed its name to Deloitte Touche Tohmatsu LLC

Proposal No. 2 Termination	of Asset Management Agreement with AD Investment Management Co., Ltd

In connection with the merger of ADR and NRIC, ADR has decided to terminate, on the condition that the New Investment Corporation is incorporated, the asset management agreement it has with AD Investment Management Co., Ltd. We seek your approval for this termination.

The New Investment Corporation is planned to enter into a new asset management agreement with AD Investment Management Co., Ltd. on its incorporation date, and AD Investment Management Co., Ltd. is planned to provide asset management services to the New Investment Corporation.

Proposal No. 3 Election	of 1 Substitute Executive Director

In case a vacancy arises in the office of executive director or the number of executive directors fall below the quorum provided for under laws and regulations, we ask you to elect 1 substitute executive director, as the resolution on election of Mr. Masamitsu Hattori as substitute executive director lost its effect as of the beginning of this General Unitholders’ Meeting. If Proposal No.1 is approved, the resolution of this proposal will be effective until the day immediately before the effective date of merger under the proposal No.1.

This proposal is a proposal that was presented with the unanimous consent of the supervisory directors at the board of directors meeting held on October 15, 2009.

The candidate for substitute executive director is as follows.

Name (Date of Birth)	Brief Personal History
Masamitsu Hattori (July 1, 1955)	Apr-79	Joined The Dai-Ichi Kangyo Bank, Ltd., head office
	Nov-82	Relocated to East Shinjuku office
	Apr-84	Relocated to London office
	Dec-91	Joined the Project Finance Group of the International Finance Department
	Sep-96	Transferred to DKB Asia Limited (Hong Kong) as Vice President
	Apr-01	Joined the The Dai-Ichi Kangyo Bank, Ltd., International Finance Department
	Nov-00	Joined the Investment Bank Department, Structured Finance Group, as Deputy Manager
	Apr-02	Joined Mizuho Corporate Bank, Ltd, as Deputy Manager of Real Estate Finance Sales Department
	May-03	Transferred to Mizuho Securities Co., Ltd., as General Manager of Investment Banking Products Group
	Jun-06	Seconded to AD Investment Management Co., Ltd., as Assistant Manager of Financial Accounts Department
	Sep-06	Appointed Manager of Financial Accounts Department
	Jan-07	Joined AD Investment Management Co., Ltd., as Senior Director and Manager of Financial Accounts Department (currently serving)

—	The candidate for substitute director does not hold any investment units of ADR.

—	The candidate for substitute director is a director of AD Investment Management Co., Ltd., with whom ADR has entered into an asset management agreement.

Matter for Reference

If among the proposals presented at the General Unitholders’ Meeting there is a proposal the import of which conflicts with that of another proposal, the provisions governing “deemed approval” provided for in Article 14 of ADR’s Articles of Incorporation will not apply to either proposal. None of the proposals set out above as Proposal No. 1, Proposal No. 2, and Proposal No. 3 correspond to such a proposal of conflicting import.

— End of Matter for Reference —

Reference Materials 1

The financial statements, asset management report, and statement of monetary dividends for the final business period of NRIC

Asset Management Report

Balance Sheets

Statements of Operations

Statements of Changes in Unitholders’ Equity,

Notes (on financial statements)

Statements of Cash Distribution, Cash Flow (for reference)

I	Overview of Asset Management

1.    Operations of Nippon Residential Investment Corporation (NRIC)

Fiscal Period			7th Period	8th Period	9th Period	10th Period	11th Period
Period			From Dec. 1, 2006, Through May 31, 2007	From June 1, 2007, Through Nov. 30, 2007	From Dec. 1, 2007, Through May 31, 2008	From June 1, 2008, Through Nov. 30, 2008	From Dec. 1, 2008, Through May 31, 2009
Operating Revenues		Mil. Yen	6,911	7,940	9,316	9,076	9,065
(Rental income)		Mil. Yen	(6,150)	(7,530)	(8,612)	(9,076)	(9,065)
Operating Expenses		Mil. Yen	3,373	3,743	4,590	4,540	5,499
(Rental expenses)		Mil. Yen	(2,604)	(2,879)	(3,661)	(3,288)	(3,549)
Operating Income		Mil. Yen	3,537	4,197	4,726	4,535	3,565
Ordinary Profit		Mil. Yen	2,679	3,158	3,603	3,096	1,899
Net Profit		Mil. Yen	2,678	3,150	3,602	769	2,034
Total Assets		Mil. Yen	247,956	303,731	331,384	323,969	323,652
Net Assets		Mil. Yen	108,382	151,516	152,060	149,074	150,308
Total Contributions		Mil. Yen	105,593	148,417	148,417	148,417	148,417

Total Investment Units Issued		Unit	186,809	247,153	247,153	247,153	247,153
Net Asset per unit		Yen	580,177	613,047	615,249	603,165	608,160
Total Cash Distributions		Mil. Yen	2,678	3,150	3,602	770	2,034
Net Profit per Unit	(Note 1)	Yen	14,336	13,101	14,577	3,115	8,231
Cash Distribution per Unit		Yen	14,336	12,748	14,577	3,116	8,231
(Distribution of Profits per unit)		Yen	(14,336)	(12,748)	(14,577)	(3,116)	(8,231)
(Distribution in Excess of Profit per unit)		Yen	(—)	(—)	(—)	(—)	(—)

Ordinary Profit to Total Assets	(Note 2)%		1.2	1.1	1.1	0.9	0.6
(Annualized)		%	(2.4)	(2.3)	(2.3)	(1.9)	(1.2)
Return on Equity	(Note 3)%		2.5	2.4	2.4	0.5	1.4
(Annualized)		%	(5.0)	(4.8)	(4.7)	(1.0)	(2.7)
Capital Adequacy Ratio at the end of Period	(Note 4)%		43.7	49.9	45.9	46.0	46.4
Payout Ratio		%	100.0	99.9	100.0	100.0	99.9

Depreciation for the term		Mil. Yen	1,289	1,526	1,815	1,614	1,599
Capital Expenditure for the term		Mil. Yen	180	88	168	169	210
Rental NOI (Net Operating Income)	(Note 5)	Mil. Yen	4,834	6,177	6,765	7,402	7,116
FFO (Funds from Operations) per Unit	(Note 6)	Yen	17,873	17,814	19,655	10,962	16,501
FFO (Funds from Operations) magnification	(Note 7)	Multiple	22.2	14.6	8.9	2.4	4.9
Debt Service Coverage Ratio	(Note 8)	Multiple	6.0	6.0	5.6	2.9	3.9
Net Profit before Interest		Mil. Yen	4,754	5,607	6,592	3,621	4,869
Paid Interest (including interest on Corporate Bonds)		Mil. Yen	787	929	1,175	1,237	1,234
Interest Bearing Debts		Mil. Yen	135,670	147,800	174,900	170,353	168,900
Ratio of Interest-bearing Debt to Total Assets at the end of the period	(Note 9)%		54.7	48.7	52.8	52.6	52.2
Number of the Operating Days		Days	182	183	183	183	182

(Note 1)	Current Net Profit per unit = Current Net Profit / day weighted average investment units (7th Period : 186,809 units,
8th Period : 240,504 units, 9th Period : 247,153 units, 10th Period : 247,153 units, 11th Period : 247,153 units)
(Note 2)	Ordinary Profit to Total Assets = Ordinary Profit / (Total Assets at the beginning of the period + Total Assets at the end of the period) ÷2) ×100 (Rounded to one decimal place)
(Note 3)	Return on Equity = Current Net Profit / (Net Assets at the beginning of the period + Net Assets at the end of the period) ÷2) ×100 (Rounded to one decimal place.)
(Note 4)	Capital Adequacy Ratio at the end of the Period = Net Assets at the end of the period / Total Assets at the end of the period × 100 (Rounded to one decimal place.)
(Note 5)	Rental NOI = Rental Income - Rental Expense + Current Depreciation
(Note 6)	FFO per Unit = FFO (= Net Profits + Depreciation + Other Amortization Cost - Gain/Loss on Sale of Property) / Investment Units Issued at the end of the period (Rounded down to the nearest whole number.)
(Note 7)	FFO Magnification
7th Period:	FFO magnification = Investment Unit Price as of the end of May 2007 (¥797,000) / Annualized FFO per unit
8th Period:	FFO magnification = Investment Unit Price as of the end of Nov. 2007 (¥520,000) / Annualized FFO per unit
9th Period:	FFO magnification = Investment Unit Price as of the end of May 2008 (¥350,000) / Annualized FFO per unit
10th Period:	FFO magnification = Investment Unit Price as of the end of Nov. 2008 (¥52,000) / Annualized FFO per unit
11th Period:	FFO magnification = Investment Unit Price as of the end of May 2009 (¥162,300) / Annualized FFO per unit
(FFO magnification is rounded to one decimal place.)
(Note 8)	Debt Service Coverage Ratio = Current Net Profit before Interest / Paid Interest (Including interest on Corporate Bonds.)
(Note 9)	Ratio of Interest-bearing Debt to Total Assets at the end of the period = Interest-bearing Debt at the end of the period / Total Assets at the end of the period × 100 (Rounded to one decimal place.)

2.	Asset Management in the Current Period

(1)	History

Nippon Residential Investment Corporation (“NRIC”) was established on December 6, 2002 with ¥100 million of capital contribution (200 investment units) by Pacific Investment Advisors Corporation (currently Pacific Residential Corporation; “PRC”) under the Investment Trust and Investment Corporations Act (Act No. 198 of 1951; as amended, the “Investment Trusts Act”). NRIC completed its registration with the Kanto Regional Finance Bureau on January 27, 2003 (Notice No. 19 issued by the Director of the Kanto Regional Finance Bureau). Having additionally issued 49,200 investment units by public offering on March 2, 2004, NRIC was listed on the REIT Market of the Tokyo Stock Exchange on the same day. It was the first investment corporation specializing in the operation of properties for the purpose of rental housing (Residential-type; Securities Code: 8962) to be listed.

The total number of investment units issued by NRIC as at the end of the current period is 247,153 units and its paid-in capital amounts to 148,417 million yen.

(Note)	On January 5, 2009, the Act to Partially Amend the Act on Book-Entry Transfer of Company Bonds, Shares, Etc., to Streamline Settlements of Stock Transactions, Etc. (Act No. 88 of 2004; as amended) was put into effect. Since then investment units issued by NRIC have been computerized and have become transfer investment units (which has the meaning defined in Article 226, Paragraph 1, of the Act on Book-Entry Transfer of Company Bonds, Shares, Etc. (Act No. 75 of 2001; as amended, the “Book-Entry Transfer Act”); NRIC’s investment units as transfer investment units, the “Transfer Investment Units”). NRIC cannot issue investment certificates for the Transfer Investment Units, and the attribution of rights with respect to Transfer Investment Units is determined by the entry or record in the transfer account ledger (Articles 226 and 227 of the Book-Entry Transfer Act).

(2)	Performance in the Current Period

(A)	Investment Environment

Japan’s economy over the current period was hit by a sharp recession, which had a grave impact on the global financial crisis and the real economy. Corporate revenues have deteriorated seriously due to a significant decrease in exports caused by the worsened economy in each country and capital investments have been restricted, and the employment and income environment has become worse and personal spending has continue to decline.

In the real estate market, transaction volumes have dropped substantially with limited number of buyers and the sale prices of properties have remained low.

Though there is potentially a steady demand in the rental housing market, including a continuing population inflow into Tokyo’s 23 wards, bad economy has especially affected the rental units with high rents. In addition to such units, the level of rents tends to be low overall. Under such circumstances, we are faced with a need to promptly review the rents we offer to adopt to the situation.

(B)	Performance

NRIC has sold 2 properties (total sales price: ¥709 million, total rentable floor space: 4,099.88 m2 ) during the current period, and it recorded a ¥332 million loss on the sale. We decided to sell the properties at this stage for long-term unitholder profits, since a drop in profitability, a further decline in the assets value, and less competitiveness in the rental housing market are expected in the future under the circumstances mentioned above. As a result, NRIC held 137 properties for rental housing as at the end of the current month, with a total acquisition price of ¥302,723 million and a total rentable floor space of 416,550.82 m2.

To effectively use money earned by the sale of the properties, NRIC implemented a redemption by purchase of ¥500 million worth of investment corporation bonds (3rd series - unsecured investment corporation bonds: ¥300 million, 10th series - unsecured investment corporation bonds: ¥200 million) based on an approach to effectively reduce debts with less money, which has resulted in NRIC recording ¥137 million in redemption profit. By offsetting part of the ¥332 million loss on sale by the redemption gain, this also contributed to minimize the reduction in cash distribution per unit.

NRIC has placed great importance on the maintenance of occupancy when managing assets and engaged in leasing activities flexibly adopting to changes in the surrounding market where the level of rents remains low. As a result, the average occupancy of portfolios has been maintained at 93.8% as at the end of the current period.

Total Acquisition Price, Number of Properties and Number of Rentable Units

	End of 5th Period	End of 6th Period	End of 7th Period	End of 8th Period	End of 9th Period	End of 10th Period	End of 11th Period
Total Acquisition Price (billion yen)	182.6	184.3	225.4	280.2	303.5	303.7	302.7
Number of Properties Held	109	107	116	139	139	139	137
Number of Rentable Units (Unit)	6,087	6,171	7,294	9,160	9,344	9,382	9,273

(3)	Overview of Funding

In consideration of the global credit crunch and the chaotic condition in the REIT market, NRIC believes that priority should be placed on the maintenance and reinforcement of its financial basis for the time being and it plans to reduce the Interest-bearing Debt to approximately 50% of Total Assets. We refinanced ¥15,100 million and ¥10,900 million in December 2008 and February 2009, respectively, during the current period. With the sale of properties, we repaid part of our borrowing before the due date and implemented redemption by purchase of investment corporation bonds to reduce interest-bearing debts.

As a result, there are 18 financial institutions with outstanding balances as of the end of the current period. The balance of interest-bearing debts has amounted to ¥168,900 million (long-term borrowings of ¥51,542 million (of that ¥51,542 million, ¥40,697 million are on a fixed rate of interest), short-term borrowings of ¥27,858 million, investment corporate bonds of ¥89,500 million). The Interest-bearing Debt to Total Assets as of the end of the current period was 52.2%.

The overview of the Shelf Registration Statement and investment corporation bonds as of the end of the current period, and the ratings of NRIC as of the date of this Report, are as follows:

Overview of Shelf Registration Statement

Scheduled Issue Amount	Within ¥100 billion
Scheduled Issue Period	From May 8, 2009 through May 7, 2011
Use of fund	Acquisition of specified assets, repayment of borrowings, redemption of corporate bonds, return of deposits and guaranty money, payment for repairs, use as operating funds, etc.

Overview of Investment Corporation Bonds

Bond	Public or Private Offering	Issue Date	Due Date for Redemption (Redemption Period)	Total Amount Issued (Yen)	Interest Rate (Note 1)
1st series unsecured investment corporation bond	Public Offering	July 20, 2005	July 20, 2010 (5 years)	10 billion	0.74%
2nd series unsecured investment corporation bond	Public Offering	September 26, 2005	September 24, 2010 (5 years)	10 billion	0.84%
3rd series unsecured investment corporation bond	Public Offering	September 26, 2005	September 24, 2012 (7 years)	9.7 billion	1.28%
4th series unsecured investment corporation bond)	Public Offering	February 20, 2006	February 18, 2011 (5 years)	15 billion	1.50%
5th series unsecured investment corporation bond	Public Offering	October 25, 2006	October 23, 2009 (3 years)	12 billion	1.54%
6th series unsecured investment corporation bond	Public Offering	February 9, 2007	February 9, 2012 (5 years)	12 billion	1.84%
7th series unsecured investment corporation bond)	Public Offering	September 13, 2007	September 11, 2009 (2 years)	6 billion	1.58% (Note 2)
8th series unsecured investment corporation bond	Public Offering	September 13, 2007	September 13, 2011 (4 years)	10 billion	1.83% (Note 2)
9th series unsecured investment corporation bond	Public Offering	September 13, 2007	September 13, 2012 (5 years)	4.8 billion	1.90%
Total	—	—	—	89.5 billion	—

(Note 1)	The interest rate is rounded to two decimal places.
(Note 2)	For the investment corporation bonds for which we made interest rate swap transactions to avoid interest rate fluctuation risk, weighted average interest rates in view of the effects of interest rate swap are stated.
(Note 3)	The issue of 5th series unsecured investment corporation bond was suspended.

Issuer Ratings

Credit Agency	Issuer Rating
Moody’s Investors Service, Inc.	B1
Rating & Investment Information, Inc. (R&I)	BB

Note:	Bond ratings by the above Credit Agencies are as follows:

• Moody’s Investors Service, Inc.	B1	(1st to 4th series unsecured bonds and 6th to 10th series unsecured series bonds)

• Rating & Investment Information, Inc.	BB-	(4th and 6th to 10th series unsecured bonds)

(4)	Overview of Performance and Cash Distribution

As a result of the above-mentioned operations, NRIC recorded the following figures: Operating Revenues - ¥9,065 million; Operating Income - ¥3,565 million; Ordinary Profit - ¥1,899 million; Net Profit - ¥2,034 million as the performance of current period.

As for the cash distribution, the entire amount of unappropriated income for the current period, excluding fractions in which distribution per investment unit is less than 1 yen, will be distributed so that the maximum distribution of profits can be included in expenses in accordance with Article 67-15, of the Act on Special Measures Concerning Taxation (Act No. 26 of 1957; as amended, the “Act on Special Measures Concerning Taxation”). Cash distribution per investment unit is ¥8,231.

3.	Capital Increase, etc.

The increases and decreases in the total number of investment units issued by NRIC and in the paid-in capital for and before the current period are as follows:

Date	Summary	Investment Units Issued (Unit)		Total Investment (¥1,000)		Remarks
		Increase / Decrease	Balance	Increase / Decrease	Balance
December 6, 2002	Issue by private offering	200	200	100,000	100,000	(Note 1)
March 2, 2004	Capital increase by public offering	49,200	49,400	23,616,000	23,716,000	(Note 2)
March 30, 2004	Capital Increase by Allocation to Third Parties	1,482	50,882	711,360	24,427,360	(Note 3)
December 1, 2004	Capital increase by public offering	50,000	100,882	32,033,150	56,460,510	(Note 4)
December 17, 2004	Capital Increase by Allocation to Third Parties	963	101,845	616,958	57,077,468	(Note 5)
June 14, 2005	Capital increase by public offering	41,000	142,845	24,957,356	82,034,824	(Note 6)
July 8, 2005	Capital Increase by Allocation to Third Parties	1,482	144,327	902,117	82,936,941	(Note 7)
December 12, 2005	Capital increase by public offering	41,000	185,327	21,865,792	104,802,733	(Note 8)
January 11, 2006	Capital Increase by Allocation to Third Parties	1,482	186,809	790,368	105,593,101	(Note 9)
June 21, 2007	Capital increase by public offering	60,000	246,809	42,580,620	148,173,721	(Note 10)
July 20, 2007	Capital Increase by Allocation to Third Parties	344	247,153	244,128	148,417,850	(Note 11)

(Note 1)	NRIC was founded at the issue price of ¥500,000 per unit.
(Note 2)	The new units were issued by public offering at the offer price of ¥500,000 yen per unit (issue price: ¥480,000 per unit) for the purpose of funding the acquisition of new property for starting operations.
(Note 3)	The new units were allocated to Mitsubishi Securities Co., Ltd. (currently, Mitsubishi UFJ Securities Co., Ltd.) at the offer price of ¥480,000 per unit.

(Note 4)	The new units were issued by public offering at the offer price of ¥663,899 per unit (issue price: ¥640,663 per unit) for the purpose of funding new property acquisitions.
(Note 5)	The new units were allocated to Mitsuibishi Securities Co., Ltd. (currently, Mitsubishi UFJ Securities Co., Ltd) at the offer price of ¥640,663 per unit.
(Note 6)	The new units were issued by public offering at the offer price of ¥630,140 per unit (issue price: ¥608,716 per unit) for the purpose of funding new property acquisitions.
(Note 7)	The new units were allocated to Mitsubishi Securities Co., Ltd. (currently, Mitsubishi UFJ Securities Co., Ltd) at the offer price of ¥608,716 per unit.
(Note 8)	The new units were issued by public offering at the offer price of ¥552,000 per unit (issue price: ¥533,312 per unit) for the purpose of funding new property acquisitions.
(Note 9)	The new units were allocated to Daiwa Securities SMBC Co., Ltd. at the offer price of ¥533,312 per unit.
(Note 10)	The new units were issued by public offering at the offer price of ¥734,020 per unit (issue price: ¥709,677 per unit) for the purpose of funding new property acquisitions.
(Note 11)	The new units were allocated to Daiwa Securities SMBC Co., Ltd. at the offer price of ¥709,677 per unit.

Prices of Investment Securities at the Tokyo Stock Exchange

The maximum and minimum prices (closing price) of investment securities by period in the REIT market of the Tokyo Stock Exchange on which NRIC is listed are as follows:

Fiscal Period	7th Fiscal Period	8th Fiscal Period	9th Fiscal Period	10th Fiscal Period	11th Fiscal Period
Book Closing on	May 2007	November 2007	May 2008	November 2008	May 2009
Maximum	¥838,000	¥807,000	¥571,000	¥354,000	¥192,400
Minimum	¥627,000	¥496,000	¥322,000	¥41,950	¥37,200
Price at the beginning of period	¥629,000	¥797,000	¥538,000	¥354,000	¥57,000
Price at the end of period	¥797,000	¥520,000	¥350,000	¥52,000	¥162,300

4.	The Results of Cash Distributions, etc.

For cash distributions over the current period (the 11th fiscal period), the entire amount of unappropriated income, excluding fractions in which distribution per investment unit is less than 1 yen, will be distributed so that the maximum distribution of profits can be included in expenses through the application of a special exception under tax law (Article 67, Paragraph 15, of the Act on Special Measures Concerning Taxation). Cash distribution per investment unit is ¥8,231.

Fiscal Period	7th	8th	9th	10th	11th
Period	From December 1, 2006, through May 31, 2007	From June 1, 2007, through Nov. 30, 2007	From December 1, 2007, through May 31, 2008	From June 1, 2008, through Nov. 30, 2008	From December 1, 2008, through May 31, 2009
Total Unappropriated Income for the Current Period	¥2,678,231,900	¥3,150,950,060	¥3,602,937,468	¥770,140,288	¥2,034,448,703
Retained Earnings	¥138,076	¥243,616	¥188,187	¥11,540	¥132,360
Total Cash Distributions	¥2,678,093,824	¥3,150,706,444	¥3,602,749,281	¥770,128,748	¥2,034,316,343
(Distribution per unit)	¥(14,336)	¥(12,748)	¥(14,577)	¥(3,116)	¥(8,231)
Total Distribution of Profits	¥2,678,093,824	¥3,150,706,444	¥3,602,749,281	¥770,128,748	¥2,034,316,343
(Distribution of Profits per unit)	¥(14,336)	¥(12,748)	(14,577)	¥(3,116)	¥(8,231)
Total Contribution Refunds	—Yen	—Yen	—Yen	—Yen	—Yen
(Contribution Refund per Unit)	(—Yen )	(—Yen )	(—Yen )	(—Yen )	(—Yen )

5.	Our Investment Policy and Issues to be Dealt with in the Future

(1)	Investment Environment and Operational Environment

Japan’s real economic growth rate for the 2009 January – March period contracted from the previous quarter for four consecutive quarters and posted the highest decline since the end of World War II, exceeding the level of the 1974 January – March period hit by the oil shock. The Japanese economy is thus in a serious condition. While the government’s large-scale economic measures are expected to sustain our economy, the recovery of the real economy is estimated to take time.

(i)	Rental Housing Market

The demand for high rental housing has declined in the current period because of the impact of the deteriorating Japanese economy in addition to job cuts by foreign-capitalized financial institutions due to the global recession. As a result, a drop in the level of rents has become obvious. Generally, not only the level of rents for high rental housing but also that for the ordinary rental housing are weak. Though there is potential for steady demand such as the continuing influx of population into Wards in Tokyo, the business trend in the next period remains unpredictable and the adjustment phase is expected to continue for sometime. We will continue our operations with a priority on maintaining occupancy by keeping a sharp eye on changes in the surrounding market prices and conducting flexible leasing activities with an aim to achieve stable cash flow under these difficult circumstances.

(ii)	Real Estate Trading Market

While no improvement in the funding environment can be seen in the real estate sector, circumstances favoring buyers seem to continue in the real estate trading market. For the time being,

Expectation on the improvement of market trends such as land prices, the number of sales transactions, etc., are not high, and we may continue to see a rising or hovering trend at a high level of expected yield for income properties. We must carefully review changes in the financing of financial institutions, etc. for the real estate sector, which may serve as a stepping stone to improvement of market conditions.

(2)	Our Investment Policy and Issues to be Dealt With in the Future

(i)	Selection of New Sponsor Company

Pacific Holdings, Inc. which is a sponsor company of NRIC and a major shareholder of PRC (Asset Management Company), filed a petition for corporate reorganization proceedings with the Tokyo District Court on March 10, 2009, and received a court order for commencement of corporate reorganization proceedings on March 31, 2009. Since both NRIC and PRC believe that a sponsor company is required for developing long-standing financial basis and growth strategies, the selection process of a new sponsor company is under way with the support of an external advisor. For the purpose of developing and implementing the proper financial strategy, it is NRIC’s policy to gain an understanding of its main corresponding financial institutions on the selecting a sponsor company. The selection process is scheduled to be completed in July 2009.

(ii)	Development of the Portfolio

NRIC intends to develop a well diversified portfolio by focusing on “Metropolitan Areas” and “Comprehensive Housing” to secure medium- and long-term revenues through the steady growth of operating assets. In the process of expanding the asset size of NRIC, there may be cases where properties for investment purposes temporarily place disproportionate emphasis on specified areas or certain types in consideration of economic circumstances and real estate market trends. Further, NRIC strives to further improve the revenue balance and the revenue potential of its portfolios by classifying its assets into core assets and sub-core assets for operation purposes according to their characteristics and holding purposes. NRIC will ensure safety and growth by utilizing highly competitive core assets as the key assets of its portfolios, and intends to gain opportunities for acquiring revenue by changing sub-core assets with flexibility and mobility.

(iii)	Internal Growth Strategy

NRIC strives to accomplish internal growth by utilizing operation & management know-how on rental housing held by the asset management company, who is entrusted with NRIC’s asset management under an asset management agreement.

(a)	Promotion of Operation & Management Cost Reduction

With respect to individual properties for investment, NRIC examines the appropriateness of each operation & management costs such as the building maintenance cost, lease management cost, repair expenses, etc. by property to streamline the entrusted work. In addition, we intend to lower unit cost by consolidating the service providers of PM work by areas and by integrating the number of vendors through competitive bidding.

(b)	Speeding up and Streamlining of the Lease Management and Accounting Management Work

Lease management and accounting management for rental housing are extremely complicated and voluminous in comparison with properties for other use because there are an overwhelmingly large number of tenants. NRIC will develop and analyze its internal growth strategies, such as the revision of portfolio strategy and the review of operation & management policy, etc. in a timely manner by effectively consolidating and managing such work with the business support system suitable for the practice of entrustees of PM work.

(c)	Improvement in the Satisfaction of Tenants and Acquisition of New Tenants

NRIC aims to improve the satisfaction of its tenants by implementing the following measures, while promoting acquisition of new tenants to maintain and improve occupancy. We will maintain a management system that can constantly provide the most suitable services by analyzing the management condition of each property and the needs of tenants at the time of acquisition of properties and every following three month, and by examining the effects of those measures.

•	Optimization of operation & management method matched to the characteristics of property.

•	Strategically implement activities targeted for acquiring tenants by analyzing characteristics of the property, area and information of existing tenants.

•	Standardize and accelerate responses to the requests and complaints of tenants.

•	Implementation of repairs and renovation of the buildings based on the business plan of each property.

(iv)	Financial Strategy

NRIC has been promoting to avoid concentration of periods for loan repayments, fixed interest rates, diversified funding methods and funding sources to ensure enhancement of financial security, flexibility and mobility. We have therefore selected various funding means such as new investment units and the issue of investment corporate bonds, while paying attention to the risk of diluted distribution and the trend of capital markets & interest rates. Under the current environment of the credit crunch in the financial capital market, priority should be placed on the maintenance & enforcement of our financial operation base. Further, it is our policy to reduce interest-bearing debt to approximately 50% of total assets.

6.	Material Events Subsequent to the Last day of the Business Period

None.

II	Overview of the Investment Corporation (NRIC)

1	Investments

Item	7th Fiscal Period As of May 31, 2007	8th Fiscal Period As of November 30, 2007	9th Fiscal Period As of May 31, 2008	10th Fiscal Period As of November 30, 2008	11th Fiscal Period As of May 31, 2009
Total Issuable Investment Units (unit)	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
Outstanding Investment Units Issued (unit)	186,809	247,153	247,153	247,153	247,153
Total Contributions (mil. yen)	105,593	148,417	148,417	148,417	148,417
Number of Unitholders (persons)	7,983	16,637	16,805	17,707	17,749

2	Matters Concerning Investment Units

Our major unitholders as of May 31, 2009 are as follows:

Name	Number of Investment Units Held (units)	The Share of Investment Units Held Compared to Total Investment Units Issued (%)
Goldman Sachs International	25,253	10.21
Nikko Citi Trust and Banking Corporation (trust)	19,282	7.80
State Street Bank and Trust Corporation	14,660	5.93
Japan Trustee Services Bank, Ltd. (trust)	11,005	4.45
The Master Trust Bank of Japan, Ltd. (trust)	10,120	4.09
Trust & Custody Services Bank, Ltd. (securities investment trust)	8,526	3.44
Morgan Stanley and Company Inc.	5,420	2.19
Deutche Bank AG London BP Non-treaty Clients 613	4,656	1.88
JP Morgan Chase Bank 380084	3,236	1.30
The Nomura Trust and Banking Co., Ltd.	3,159	1.27
Total	105,317	42.61

(Note) The	share of investment units held compared to total investment units issued is rounded down to two decimal places.

3	Matters Concerning Directors, etc.

NRIC’s Executive Director, Supervisory Directors, and Accounting Auditors as of May 31, 2009 are as follows:

Title	Name of Director, etc.	Concurrent Post (s)	Total Compensations per Post for the Current Fiscal Period (thousand yen)
Executive Director	Ken Nishimura	Seiwa Meitetsu Law Office	3,000
Supervisory Director	Yukio Enomoto	President, GEM Associates Auditor, Starbucks Coffee Japan, Limited	2,400
Supervisory Director	Kenji Miyako	Director & Tax Accountant, Miyako Accounting Office President, Altus Corporation Auditor, Macromill Inc.
Accounting Auditor	KPMG AZSA & Co.	—	13,825

(Note 1)	Neither the Executive Director nor either of the Supervisory Directors has held NRIC’s investment units in their names or other persons’ names. In addition, there are cases where the Executive Director and Supervisory Director serve as Directors of corporations other than the above-mentioned companies. None of those cases, however, has any relation to NRIC.
(Note 2)	Dismissal of Accounting Auditor is decided in accordance with the provisions of Investment Trusts Act, while non-reappointment of Accounting Auditor is decided by the general meeting of unit holders, upon NRIC’s board meeting’s comprehensive review taking into consideration the quality of audit, audit fees and other circumstances

4	Asset Management Company, Asset Custodian and Administration Agents

The Asset Management Company, Asset Custodian and Administration Agents as of May 31, 2009 are as follows:

Segment	Name
Asset Management Company	Pacific Residential Corporation
Asset Custodian	Mitsubishi UFJ Trust and Banking Corporation
Administration Agent associated with Accounting	Mitsubishi UFJ Trust and Banking Corporation
Administration Agent associated with the management of Unitholders’ List	Mitsubishi UFJ Trust and Banking Corporation
Administration Agent associated with the management of special account	Mitsubishi UFJ Trust and Banking Corporation
Administration Agent associated with Investment Corporation Bonds	The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mizuho Corporate Bank, Ltd., Mizuho Securities Inc., JP Morgan Securities Inc., Daiwa Securities SMBC Co., Ltd., Mitsubishi UFJ Securities Co., Ltd., Morgan Stanley Japan Securities Co., Ltd., Mitsubishi UFJ Trust and Banking Corporation

III	Operating Assets

NRIC’s operating assets as of the closing date are as follows: Properties that are assets held and other properties that are trust assets based on trust beneficiary rights for real estate (“trust property”) are buildings and their premises for rent and mainly used as rental housing.

1.	Composition of Assets

Type of Asset	Type of Housing	Area	Total Assets Held (Million Yen) (Note)	Share compared to Total Assets (%) (Note 2)
Trust Property	Single	Tokyo Central 5 Wards	13,645	4.2
		Tokyo 23 Wards (excluding Tokyo Central 5 Wards)	17,424	5.4
		Tokyo Metropolitan Area (excluding Tokyo 23 Wards)	6,966	2.2
		Major Regional Cities (excluding Tokyo Metropolitan Area)	3,683	1.1

	Compact	Tokyo Central 5 Wards	22,785	7.0
		Tokyo 23 Wards (excluding Tokyo Central 5 Wards)	12,973	4.0
		Tokyo Metropolitan Area (excluding Tokyo 23 Wards)	2,127	0.7
		Major Regional Cities (excluding Tokyo Metropolitan Area)	3,296	1.0

	Family	Tokyo Central 5 Wards	30,898	9.5
		Tokyo 23 Wards (excluding Tokyo Central 5 Wards)	9,467	2.9
		Tokyo Metropolitan Area (excluding Tokyo 23 Wards)	1,264	0.4
		Major Regional Cities (excluding Tokyo Metropolitan Area)	—	—

	Large	Tokyo Central 5 Wards	21,137	6.5
		Tokyo 23 Wards (excluding Tokyo Central 5 Wards)	1,090	0.3
		Tokyo Metropolitan Area (excluding Tokyo 23 Wards)	—	—
		Major Regional Cities (excluding Tokyo Metropolitan Area)	—	—

	Senior	Tokyo Central 5 Wards	—	—
		Tokyo 23 Wards (excluding Tokyo Central 5 Wards)	—	—
		Tokyo Metropolitan Area (excluding Tokyo 23 Wards)	—	—
		Major Regional Cities (excluding Tokyo Metropolitan Area)	—	—

	Sub-total		146,762	45.3

Property	Single	Tokyo Central 5 Wards	15,581	4.8
		Tokyo 23 Wards (excluding Tokyo Central 5 Wards)	16,102	5.0
		Tokyo Metropolitan Area (excluding Tokyo 23 Wards)	2,650	0.8
		Major Regional Cities (excluding Tokyo Metropolitan Area)	9,546	2.9

	Compact	Tokyo Central 5 Wards	33,370	10.3
		Tokyo 23 Wards (excluding Tokyo Central 5 Wards)	27,482	8.5
		Tokyo Metropolitan Area (excluding Tokyo 23 Wards)	16,176	5.0
		Major Regional Cities (excluding Tokyo Metropolitan Area)	7,920	2.4

	Family	Tokyo Central 5 Wards	—	—
		Tokyo 23 Wards (excluding Tokyo Central 5 Wards)	6,913	2.1
		Tokyo Metropolitan Area (excluding Tokyo 23 Wards)	—	—
		Major Regional Cities (excluding Tokyo Metropolitan Area)	13,689	4.2

	Large	Tokyo Central 5 Wards	12,591	3.9
		Tokyo 23 Wards (excluding Tokyo Central 5 Wards)	—	—
		Tokyo Metropolitan Area (excluding Tokyo 23 Wards)	—	—
		Major Regional Cities (excluding Tokyo Metropolitan Area)	—	—

	Senior	Tokyo Central 5 Wards	—	—
		Tokyo 23 Wards (excluding Tokyo Central 5 Wards)	—	—
		Tokyo Metropolitan Area (excluding Tokyo 23 Wards)	2,080	0.6
		Major Regional Cities (excluding Tokyo Metropolitan Area)	—	—

	Sub-total		164,105	50.7

Deposits and other Assets			12,784	3.9
Total Assets			323,652	100.0

Assets held by NRIC have been classified into core assets and sub-core assets.

Type of Assets	Classification by the type of Assets	Area	Total Assets Held (Million Yen) (Note 1)	Share compared to Total Assets (%) (Note 2)
Trust Property	Core	Tokyo Central 5 Wards	86,035	26.6
		Tokyo 23 Wards (excluding Tokyo Central 5 Wards)	35,192	10.9
		Tokyo Metropolitan Area (excluding Tokyo 23 Wards)	7,570	2.3
		Major Regional Cities (excluding Tokyo Metropolitan Area)	5,319	1.6

	Sub-core	Tokyo Central 5 Wards	2,432	0.8
		Tokyo 23 Wards (excluding Tokyo Central 5 Wards)	5,763	1.8
		Tokyo Metropolitan Area (excluding Tokyo 23 Wards)	2,787	0.9
		Major Regional Cities (excluding Tokyo Metropolitan Area)	1,660	0.5

	Sub-total		146,762	45.3

Property	Core	Tokyo Central 5 Wards	57,163	17.7
		Tokyo 23 Wards (excluding Tokyo Central 5 Wards)	48,903	15.1
		Tokyo Metropolitan Area (excluding Tokyo 23 Wards)	20,117	6.2
		Major Regional Cities (excluding Tokyo Metropolitan Area)	28,325	8.8

	Sub-core	Tokyo Central 5 Wards	4,380	1.4
		Tokyo 23 Wards (excluding Tokyo Central 5 Wards)	1,595	0.5
		Tokyo Metropolitan Area (excluding Tokyo 23 Wards)	789	0.2
		Major Regional Cities (excluding Tokyo Metropolitan Area)	2,830	0.9

	Sub-total		164,105	50.7

Deposits and other Assets			12,784	3.9
Total Assets			323,652	100.0

(Note 1)	“Total Assets Held” are the amounts posted on the Balance Sheet as of March 31, 2009 (for properties, etc. – book value after depreciation).
(Note 2)	“Share Compared to Total Assets” represents the ratio of prices of the properties, etc. posted on the Balance Sheet against Total Assets (Rounded to one decimal place).

2.	Main Assets Held

The overview of the main assets held by NRIC (top 10 properties in terms of the book value as of the end of the period) as of May 31, 2009, is as follows:

Prop. No. (Note 1)	Name of Property, etc.	Book Value (Mil. Yen) (Note 2)	Rentable Floor Space (m2) (Note 3)	Floor Space (m2) (Note 4)	Occupancy as of end of Period (Note 5)	Share compared to Total Rental Income (Note 6)	Main Use
C-49	Pacific Royal Court Minato Mirai Ocean Tower	16,176	26,082.53	26,082.53	100.0	6.4%	Apartment
C-25	Pacific Tower Meguro-fudomae	15,251	21,019.77	21,019.77	100.0	4.9%	Apartment
F-25	Park Tower Shibaura Bayward Urban Wing	14,952	13,490.67	12,640.12	93.7	3.5%	Apartment
L-7	Motoazabu Place	10,443	7,382.62	6,410.09	86.8	3.0%	Apartment
C-36	Pacific Tower Azabu-juban	9,399	7,207.18	5,801.27	80.5	2.2%	Apartment
L-8	Pacific Tower Roppongi	8,651	5,978.20	4,562.21	76.3	2.6%	Apartment
L-15	Pacific Residence Daikanyama Sarugakucho / Daikanyama Parkside Village	8,377	5,977.18	5,370.93	89.9	2.4%	Apartment
C-15	Apartments Nishi-Azabu	8,101	7,078.64	5,351.92	75.6	2.2%	Apartment
F-10	Pacific Residence Mejiro	7,251	13,069.70	12,305.28	94.2	2.7%	Apartment
F-22	Pacific Residence Yutenji	6,154	5,423.36	5,144.58	94.9	1.8%	Apartment
	Total	104,760	112,709.85	104,688.70	92.8	31.7%	—

(Note 1)	“Property Number” is classified into 5 types of assets held by NRIC, which are, S (Single Type), C (Compact Type), F (Family Type), L (Large Type) and SE (Senior Type) and are numbered by property. As for properties involving multiple types, those with the largest floor space of each type are stated as the type of the properties.
(Note 2)	“Book Value” is truncated below million yen.
(Note 3)	“Rentable Floor Space” means Total Rentable Floor Space by building and does not include rentable space of the land (parking lot). “Rentable Floor Space” posted on the Lease Agreement and the drawing of the property is stated.
(Note 4)	“Floor Space” means Total Floor Space by building and does not include the space of land. “Floor Space” posted on the Lease Agreement are stated.
(Note 5)	“Occupancy as of end of period” is calculated by “Floor Space”/“Rentable Floor Space”. (Rounded to one decimal place)
(Note 6)	“Share compared to Total Rental Income” is the ratio of rental income per property against the total rental income (including rental income of properties sold during the period). (Rounded to one decimal place)

3.	Portfolio Properties

Details of assets held by NRIC as of May 31, 2009 are as follows:

Property No.	Name of Property, etc.	Location (Note 1)	Form of Ownership	Acquisition Price (million yen)	Amount posted on B/L (million yen)	Value at the end of period (million yen) (Note 2)
S-1	Pacific Livew Shinkawa	2-24-3 Shinkawa, Chuo-ku, Tokyo	Trust Beneficiary Rights	2,050	2,020	1,850
S-2	Pacific Livew Shiba-Daimon	2-7-1 Shiba-daimon, Minato-ku, Tokyo	Trust Beneficiary Rights	1,900	1,853	1,640
S-3	Glenpark Sangubashi	4-24-4 Yoyogi, Shibuya-ku, Tokyo	Trust Beneficiary Rights	1,040	1,020	791
S-5	Leopalace Udagawacho Mansion	42-15 Udagawa-cho, Shibuya-ku, Tokyo	Trust Beneficiary Rights	569	575	584
S-7	Escort Kami-Ikebukuro	4-12-12 Kami-Ikebukuro, Toshima-ku, Tokyo	Trust Beneficiary Rights	644	628	563
S-8	Pacific Residence Shin-Nakano	5-35-12 Hon-cho, Nakano-ku, Tokyo	Trust Beneficiary Rights	448	447	369
S-13	Yoshizuka AG Building No. 6 and No. 7	2-3-24 (No. 6) and 2-3-23 (No. 7) Yoshizuka, Fukuoka-shi, Fukuoka	Trust Beneficiary Rights	428	434	261
S-14	Pacific Livew Shiroganedai	1-12-21 Kami-Osaki, Shinagawa-ku, Tokyo	Property	1,250	1,292	1,000
S-15	Grand Blue Hakata	1-15-29 Hakataeki-Minami, Hakata-ku, Fukuoka-shi, Fukuoka	Property	1,582	1,604	1,270
S-16	J Stage Honancho	4-41-13 Izumi, Suginami-ku, Tokyo	Trust Beneficiary Rights	952	994	937
S-18	Pacific Livew Tenjinbashi	3-10-18 Tenjinbashi, Kita-ku, Osaka	Trust Beneficiary Rights	970	973	864
S-19	Pacific Residence Yushima 3-chome	3-33-8 Yushima, Bunkyo-ku, Tokyo	Trust Beneficiary Rights	1,020	1,014	1,020
S-20	Pacific Residence Shinjuku East	5-8-18 Shinjuku, Shinjuku-ku, Tokyo	Trust Beneficiary Rights	1,397	1,405	1,390
S-21	Pacific Livew Shinjuku-Higashi	5-7-9 Shinjuku, Shinjuku-ku, Tokyo	Trust Beneficiary Rights	854	857	928
S-22	Pacific Residence Kanda-Iwamotocho	2-12-1 Iwamoto-cho, Chiyoda-ku, Tokyo	Trust Beneficiary Rights	1,657	1,658	1,600
S-24	Pacific Residence Tsukiji	1-9-13 Tsukiji, Chuo-ku, Tokyo	Property	1,320	1,368	1,480
S-25	Pacific Residence Sasazuka	1-1-1 Honan, Suginami-ku, Tokyo	Trust Beneficiary Rights	1,950	1,959	1,860

Property No.	Name of Property, etc.	Location (Note 1)	Form of Ownership	Acquisition Price (million yen)	Amount posted on B/L (million yen)	Value at the end of period (million yen) (Note 2)
S-26	Pacific Residence Minami-Azabu	1-3-9 Minami-Azabu, Minato-ku, Tokyo	Trust Beneficiary Rights	1,060	1,072	943
S-27	Pacific Residence Ebisu-Higashi	3-15-6 Higashi, Shibuya-ku, Tokyo	Trust Beneficiary Rights	660	665	586
S-28	Pacific Residence Meguro-Nishi	2-18-3 Kami-Osaki, Shinagawa-ku, Tokyo	Trust Beneficiary Rights	800	815	762
S-29	Pacific Residence Hiroo 3-chome	3-9-5 (Building A) and 3-9-9 (Building B) Hiroo, Shibuya-ku, Tokyo	Trust Beneficiary Rights	850	868	769
S-30	Pacific Residence Akasaka II	6-19-7 Akasaka, Minato-ku, Tokyo	Property	1,567	1,621	1,400
S-31	Pacific Livew Kyobashi	2-8-4 Kyobashi, Chuo-ku, Tokyo	Property	1,401	1,434	1,290
S-32	Pacific Residence Sannomiya-Higashi	3-2-20 Isogami-dori, Chuo-ku, Hyogo	Property	2,247	2,324	2,280
S-33	Pacific Livew Tamagawa	1-26-23 Yaguchi, Ota-ku, Tokyo	Trust Beneficiary Rights	1,514	1,516	1,410
S-34	Maison Korakuen	1-10-12 Koishikawa, Bunkyo-ku, Tokyo	Trust Beneficiary Rights	710	717	636
S-35	Pacific Livew Ginza-Higashi	3-4-10 Minato, Chuo-ku, Tokyo	Trust Beneficiary Rights	2,348	2,342	2,250
S-36	Relation Oji	1-21-3 Oji, Kita-ku, Tokyo	Trust Beneficiary Rights	1,027	1,029	923
S-37	No. 6 Zelkova Mansion	4-1-16 Hon-cho, Kokubunji-shi, Tokyo	Trust Beneficiary Rights	609	613	547
S-38	Pacific Livew Waseda-Nishi	3-33-6 Takada, Toshima-ku, Tokyo	Property	1,100	1,141	1,090
S-39	KC21 Building	5-1 Shimizu-koji, Wakabayashi-ku, Sendai-shi, Miyagi	Property	1,167	1,191	934
S-40	Pacific Livew Hiroo	5-19-17 Hiroo, Shibuya-ku, Tokyo	Property	1,741	1,799	1,760
S-41	Cosmo Nishi-Funabashi II	1646-1 Kaijincho-Minami, Funabashi-shi, Chiba	Property	799	789	550
S-42	Pacific Livew Yokohama Kannai	1-16 Benten-dori, Naka-ku, Yokohama-shi, Kanagawa	Trust Beneficiary Rights	1,950	1,979	1,790
S-43	K2	4-1-21 Sendagi, Bunkyo-ku, Tokyo	Trust Beneficiary Rights	393	447	301
S-44	FLATS Okurayama	67-1 Ohmamedo-cho, Kohoku-ku, Yokohama-shi, Kanagawa	Trust Beneficiary Rights	895	909	795
S-45	Pianeta Shiodome	2-4-8 Higashi-Shinbashi, Minato-ku, Tokyo	Trust Beneficiary Rights	2,782	2,831	2,070
S-46	ZESTY Komazawa-Daigaku	2-3-4 Kamiuma, Setagaya-ku, Tokyo	Trust Beneficiary Rights	393	402	350

Property No.	Name of Property, etc.	Location (Note 1)	Form of Ownership	Acquisition Price (million yen)	Amount posted on B/L (million yen)	Value at the end of period (million yen) (Note 2)
S-47	ZESTY Yoyogi	4-34-10 Yoyogi, Shibuya-ku, Tokyo	Trust Beneficiary Rights	377	388	341
S-48	ZESTY Nishi-Shinjuku	8-5-7 Nishi-Shinjuku, Shinjuku-ku, Tokyo	Trust Beneficiary Rights	436	448	382
S-49	ZESTY Kyodo	4-15-4 Kyodo, Setagaya-ku, Tokyo	Trust Beneficiary Rights	344	353	300
S-50	Pacific Livew Utsubo-Koen	1-10-26 Utsubo Honcho, Nishi-ku, Osaka-shi, Osaka	Property	1,200	1,253	1,220
S-51	Pacific Residence Tsukishima I	3-9-2 Tsukishima, Chuo-ku, Tokyo	Property	1,176	1,225	1,140
S-52	CYNTHIA Oimachi	1-22-3 Oi, Shinagawa-ku, Tokyo	Property	1,100	1,150	1,030
S-53	Pacific Residence Ebisu	1-21-7 Ebisu-Nishi, Shibuya-ku, Tokyo	Property	3,500	3,666	2,950
S-54	Pacific Residence Kami-Ochiai	3-6-14 Kami-Ochiai, Shinjuku-ku, Tokyo	Property	1,332	1,415	1,240
S-55	Pacific Residence Higashi-Shinagawa	1-6-9 Higashi-Shinagawa, Shinagawa-ku, Tokyo	Property	2,317	2,438	2,150
S-56	LUKE	1-2-20 Meguro, Meguro-ku, Tokyo	Property	1,530	1,603	1,290
S-57	Pacific Residence Toranomon	2-12-1 Nishi-Shinbashi, Minato-ku, Tokyo	Property	1,484	1,569	1,380
S-58	Pacific Residence Kamata I	5-45-11 Kamata, Ota-ku, Tokyo	Property	1,579	1,657	1,410
S-59	Pacific Residence Musashikosugi	490-5 Imai-Minamicho, Nakahara-ku, Kawasaki-shi, Kanagawa	Property	1,767	1,861	1,660
S-60	Pacific Residence Kanda-Ogawamachi	2-4 Kanda-Ogawamachi, Chiyoda-ku, Tokyo	Property	1,370	1,405	1,240
S-61	Pacific Residence Sodai-dori	336 Yamabuki-cho, Shinjuku-ku, Tokyo	Property	1,090	1,119	954
S-62	Pacific Livew Kyoto-Ekimae	31-1 Kami-Tonoda-cho, Higashi-Kujo, Minami-ku, Kyoto-shi, Kyoto	Trust Beneficiary Rights	2,200	2,276	2,070
S-63	Pacific Residence Tsukishima II	2-13-12 Tsukishima, Chuo-ku, Tokyo	Trust Beneficiary Rights	2,650	2,734	2,570
S-64	Pacific Residence Funabashi I & II	6-10-1 (I) and 6-9-3 (II) Hon-cho, Funabashi-shi, Chiba	Trust Beneficiary Rights	3,300	3,464	2,870
S-65	Pacific Residence Oimachi I	1-20-12 Oi, Shinagawa-ku, Tokyo	Property	1,267	1,313	1,050
S-66	Pacific Residence Takaoka	2-28-18 Izumi, Higashi-ku, Nagoya-shi, Aichi	Property	3,000	3,172	2,340
S-67	Pacific Residence Ookayama	1-20-15 Ookayama, Meguro-ku, Tokyo	Property	1,301	1,380	1,140
S-68	COSMOS GRACIA Kinshicho Aquver	4-24-5 Midori, Sumida-ku, Tokyo	Property	2,908	3,080	2,500
C-1	Pacific Residence Bunkyo-Otowa	5-40-17 Otsuka, Bunkyo-ku, Tokyo	Trust Beneficiary Rights	3,590	3,518	3,370
C-2	Pacific Residence Sengoku	4-45-15 Sengoku, Bunkyo-ku, Tokyo	Trust Beneficiary Rights	760	748	733

Property No.	Name of Property, etc.	Location (Note 1)	Form of Ownership	Acquisition Price (million yen)	Amount posted on B/L (million yen)	Value at the end of period (million yen) (Note 2)
C-3	Pacific Livew Jiyugaoka	1-25-17 Nakane, Meguro-ku, Tokyo	Trust Beneficiary Rights	1,080	1,071	1,040
C-4	Pacific Residence Yushima	2-18-2 Yushima, Bunkyo-ku, Tokyo	Trust Beneficiary Rights	1,110	1,096	1,060
C-6	ZESTY Ikegami Building A and B	8-8-6-1 (Building A) and 8-8-6-2 (Building B), Ikegami, Ota-ku, Tokyo	Trust Beneficiary Rights	381	378	384
C-8	Pacific Livew Hachioji	4-14-1 Myojin-cho, Hachioji-shi, Tokyo	Trust Beneficiary Rights	700	676	575
C-9	Grand Heights Hibino	19 Hibino-cho, Atsuta-ku, Nagoya-shi, Aichi	Trust Beneficiary Rights	1,230	1,226	1,310
C-10	Pacific Residence Koyocho	3-5 Koyo-cho, Chikusa-ku, Nagoya-shi, Aichi	Trust Beneficiary Rights	454	451	447
C-11	Pacific Livew Nagatacho	2-17-3 Nagatacho, Chiyoda-ku, Tokyo	Property	1,000	1,037	768
C-12	Pacific Residence Suidobashi	3-2-6 Misaki-cho, Chiyoda-ku, Tokyo	Property	2,330	2,390	2,340
C-13	Pacific Tower Nogizaka	9-6-39 Akasaka, Minato-ku, Tokyo	Property	3,900	3,979	3,960
C-14	Pacific Residence Akasaka I	7-5-10 Akasaka, Minato-ku, Tokyo	Property	1,300	1,331	1,220
C-15	Apartments Nishi-Azabu	4-15-2 Nishi-Azabu, Minato-ku, Tokyo	Trust Beneficiary Rights	7,920	8,101	7,350
C-16	Pacific Residence Tenjin-Minami	3-10-24 Watanabe-dori, Chuo-ku, Fukuoka-shi, Fukuoka	Trust Beneficiary Rights	1,200	1,197	991
C-17	Pacific Livew Hakataeki-Minami	4-3-29 Hakataeki-Minami, Hakata-ku, Fukuoka-shi, Fukuoka	Trust Beneficiary Rights	420	420	346
C-18	Pacific Residence Ningyocho	1-11-7 Nihonbashi-Ningyo-cho, Chuo-ku, Tokyo	Trust Beneficiary Rights	572	571	564
C-19	Pacific Residence Daikanyama	1-4 Daikanyama-cho, Shubuya-ku, Tokyo	Trust Beneficiary Rights	2,180	2,148	2,320
C-20	Pacific Residence Ichigaya	3-17 Ichigaya-Honmura-cho, Shinjuku-ku, Tokyo	Trust Beneficiary Rights	2,580	2,555	2,600
C-21	Pacific Residence Kichijoji	1-15-3 Kichijoji-Higashi-cho, Musashino-shi, Tokyo	Trust Beneficiary Rights	1,445	1,450	1,400
C-22	Pacific Residence Bunkyo-Sengoku	4-2-16 Sengoku, Bunkyo-ku, Tokyo	Property	1,557	1,605	1,520
C-23	Pacific Residence Akasaka Hinokicho	6-19-50 Akasaka, Minato-ku, Tokyo	Trust Beneficiary Rights	4,710	4,761	4,070
C-24	Pacific Residence Takanawa	1-22-5 Takanawa, Minato-ku, Tokyo	Property	1,550	1,628	1,480
C-25	Pacific Tower Meguro-Fudomae	3-7-6 Nishi-Gotanda, Shinagawa-ku, Tokyo	Property	14,507	15,251	16,900

Property No.	Name of Property, etc.	Location (Note 1)	Form of Ownership	Acquisition Price (million yen)	Amount posted on B/L (million yen)	Value at the end of period (million yen) (Note 2)
C-26	Pacific Residence Sangenjaya I	1-41-8 Sangenjaya, Setagaya-ku, Tokyo	Property	3,311	3,336	2,940
C-27	Pacific Livew Chojamaru	2-6-25 Kami-Osaki, Shinagawa-ku, Tokyo	Trust Beneficiary Rights	3,338	3,345	2,660
C-28	L’air Minami-Aoyama	4-5-19 Minami-Aoyama, Minato-ku, Tokyo	Property	1,030	1,067	787
C-29	Mare	3-4-22 Marunouchi, Naka-ku, Nagoya-shi, Aichi	Property	963	989	738
C-30	Pacific Livew Kanda-Higashi	1-2-1 Iwamoto-cho, Chiyoda-ku, Tokyo	Property	1,880	1,947	1,730
C-31	Melody Heim Shin-Osaka	3-9-10 Nishi-Awaji, Higashi-Yodogawa-ku, Osaka-shi, Osaka	Property	956	988	762
C-32	Melody Heim Matsubara	175 Nakanono-cho, Matsubara-dori Shinmachi Higashiiru, Shimogyo-ku, Kyoto-shi, Kyoto	Property	643	650	454
C-33	Pacific Livew Iriya	1-13-7 Shitaya, Taito-ku, Tokyo	Trust Beneficiary Rights	1,190	1,207	1,050
C-34	Pacific Residence Higashi-Azabu	1-5-1 Higashi-Azabu, Minato-ku, Tokyo	Property	1,570	1,640	1,550
C-35	Pacific Residence Ebisu-Minami	2-28-8 Ebisu-Minami, Shibuya-ku, Tokyo	Property	2,436	2,560	2,170
C-36	Pacific Tower Azabujuban	1-1-12 Mita, Minato-ku, Tokyo	Property	9,060	9,399	6,660
C-37	Pacific Residence Minami-Ichijo	2-1-2 Minami-Ichijo Higashi, Chuo-ku, Sapporo-shi, Hokkaido	Property	1,910	2,057	1,730
C-38	Pacific Residence Odori-Nishi	8-2-30 Odori-Nishi, Chuo-ku, Sapporo-shi, Hokkaido	Property	1,790	1,896	1,380
C-39	Pacific Residence Kita-Sanjo	3-1-15 Kita-Sanjo Higashi, Chuo-ku, Sapporo-shi, Hokkaido	Property	1,261	1,337	1,180
C-40	COSMOS GRACIA Shibuya	37-16 Udagawa-cho, Shibuya-ku, Tokyo	Property	1,633	1,724	1,370
C-41	Pacific Livew Nakanobe	6-3-10 Nakanobe, Shinagawa-ku, Tokyo	Trust Beneficiary Rights	2,040	2,106	1,920
C-42	Pacific Residence Azabudai	3-4-9 Azabudai, Minato-ku, Tokyo	Trust Beneficiary Rights	2,040	2,106	1,790
C-43	Pacific Residence Shiba-Daimon	1-1-34 Shiba-daimon, Minato-ku, Tokyo	Trust Beneficiary Rights	1,980	2,042	1,810
C-44	Glana Nihonbashi	1-3-13 Nihonbashi-Hama-cho, Chuo-ku, Tokyo	Property	1,550	1,595	1,390
C-45	Nostel Court Kanda	2-4-2 Kanadata-cho, Chiyoda-ku, Tokyo	Property	1,320	1,369	1,220
C-46	COSMOS GRACIA Shin-Okachimachi	1-21-5 Moto-Asakusa, Taito-ku, Tokyo	Property	2,162	2,274	1,870
C-47	Pacific Residence Sangenjaya II	2-46-3 Sangenjaya, Setagaya-ku, Tokyo	Property	1,750	1,850	1,330
C-48	Pacific Residence Chidoricho	2-9-20 Chidori, Ota-ku, Tokyo	Property	1,500	1,568	1,290
C-49	Pacific Royal Court Minato Mirai Ocean Tower	5-3-2 Minato Mirai, Nishi-ku, Yokohama-shi, Kanagawa	Property	15,221	16,176	14,200
C-50	Pacific Residence Nishi-Shinjuku	4-24-18 Nishi-Shinjuku, Shinjuku-ku, Tokyo	Property	2,020	2,085	1,820
C-51	Pacific Residence Hiroo-Minami	2-38-1 Ebisu, Shibuya-ku, Tokyo	Property	1,180	1,207	1,030

Property No.	Name of Property, etc.	Location (Note 1)	Form of Ownership	Acquisition Price (million yen)	Amount posted on B/L (million yen)	Value at the end of period (million yen) (Note 2)
F-1	Pacific Residence Sakuragaoka	22-6 Sakuragaoka-cho, Shibuya-ku, Tokyo	Trust Beneficiary Rights	3,960	3,900	3,850
F-2	Pacific Residence Mejiro Otomeyama	4-4-24 Shimo-Ochiai, Shinjuku-ku, Tokyo	Trust Beneficiary Rights	1,100	1,097	977
F-3	Pacific Residence Shinkawa	2-17-10 Shinkawa, Chuo-ku,Tokyo	Trust Beneficiary Rights	1,420	1,404	1,360
F-10	Pacific Residence Mejiro	2-7-2 Takada, Toshima-ku, Tokyo	Trust Beneficiary Rights	7,350	7,251	6,480
F-11	Pacific Residence Shibaura	4-18-30 Shibaura, Minato-ku, Tokyo	Trust Beneficiary Rights	4,900	4,793	4,870
F-12	Pacific Residence Shirakabe-Higashi	1-18-7 Yoshino, Higashi-ku, Nagoya-shi, Aichi	Property	1,070	1,094	884
F-13	Pacific Residence Sakai-Higashi	3-4-6 Nakayasui-cho, Sakai-ku, Sakai-shi, Osaka	Property	890	908	853
F-14	Maison Yachiyodai	(Apartment portion) 1-5-2 Yachiyodai-Higashi, Yachiyo-shi, Chiba, (Portion other than Apartment) 1-5-1 Yachiyodai-Higashi, Yachiyo-shi, Chiba	Trust Beneficiary Rights	1,281	1,264	925
F-15	Abreast Kasai	3-9-16 Minami-Kasai, Edogawa-ku, Tokyo	Trust Beneficiary Rights	807	811	718
F-16	Pacific Residence Uzumasa	21-3 Uzumasa-Kainichi-cho, Ukyo-ku, Kyoto-shi, Kyoto	Property	958	969	741
F-17	Pacific Residence Izumi	1-3-43 Izumi, Higashi-ku, Nagoya-shi, Aichi	Property	4,400	4,516	3,910
F-18	Pacific Residence Nihonbashi-Bakurocho	1-4-14 Nihonbashi-Bakurocho, Chuo-ku, Tokyo	Property	5,380	5,659	5,820
F-19	Pacific Residence Gotenyama	5-15-9 Kita-Shinagawa, Shinagawa-ku, Tokyo	Property	1,186	1,253	1,080
F-20	Pacific Residence Maruyama Kita-Gojo	24-1-8 Kita-Gojo-Nishi, Chuo-ku, Sapporo-shi, Hokkaido	Property	1,284	1,355	1,130
F-21	Pacific Residence Tokugawa	2-8-5 Tokugawa, Higashi-ku, Nagoya-shi, Aichi	Property	975	1,030	798
F-22	Pacific Residence Yutenji	5-27-18 Naka-Meguro, Meguro-ku, Tokyo	Trust Beneficiary Rights	5,940	6,154	5,530
F-23	Pacific Residence Higashiyama-Motomachi	2-69 Higashiyama-Motomachi, Chikusa-ku, Nagoya-shi, Aichi	Property	991	1,042	686
F-24	Pacific Residence Odori-Koen	13-4-102 Odori-Nishi, Chuo-ku, Sapporo-shi, Hokkaido	Property	2,680	2,772	2,030
F-25	Park Tower Shibaura Bayward Urban Wing	2-6-11 Shibaura, Minato-ku, Tokyo	Trust Beneficiary Rights	14,510	14,952	10,200

Property No.	Name of Property, etc.	Location (Note 1)	Form of Ownership	Acquisition Price (million yen)	Amount posted on B/L (million yen)	Value at the end of period (million yen) (Note 2)
L-7	Motoazabu Place	3-5-4 (Building A), 3-5-7 (Building B), 3-5-11 (Building C), 3-6-26 (Building D), 3-6-24 (Building E) and 3-6-22 (Building F) Motoazabu, Minato-ku, Tokyo	Trust Beneficiary Rights	10,270	10,443	9,530
L-8	Pacific Tower Roppongi	7-6-18 Roppongi, Minato-ku, Tokyo	Property	8,456	8,651	7,520
L-9	Pacific Residence Kami-Meguro	5-6-2 Kami-Meguro, Meguro-ku, Tokyo	Trust Beneficiary Rights	1,000	985	948
L-10	Pacific Residence Yoyogi-Koen	5-34-24 Yoyogi, Shibuya-ku, Tokyo	Trust Beneficiary Rights	1,310	1,331	1,220
L-11	Windsor House Hiroo	2-5-33 Hiroo, Shibuya-ku, Tokyo	Property	2,000	1,996	1,920
L-13	Pacific Residence Oi	5-5-32 Oi, Shinagawa-ku, Tokyo	Trust Beneficiary Rights	1,120	1,090	1,000
L-15	Pacific Residence Daikanyama-Sarugakucho / Daikanyama Parkside Village	9-8 Sarugaku-cho, Shibuya-ku, Tokyo	Trust Beneficiary Rights	8,140	8,377	7,780
L-16	Luxeair Kita-Shinjuku	1-30-32 Kita-Shinjuku, Shinjuku-ku, Tokyo	Property	1,900	1,943	1,470
SE-1	Life & Senior House Kohoku II	2-18-7 Chigasaki-Minami, Tsuzuki-ku, Yokohama-shi, Kanagawa	Property	1,950	2,080	1,800
Total				302,723	310,868	274,679

(Note 1)	Location indicates the address. However, for properties the addresses of which have not been indicated, the address of the building or the location of the building posted on the Certified Copy of Commercial Register is stated by the street address.
(Note 2)	For “Value at the end of the Period”, prices as of the closing date that were researched by the Japan Real Estate Institute, Morii Appraisal & Investment Consulting, Inc., Daiwa Real Estate Appraisal Co., Ltd., Tanizawa Sogo Appraisal Co., Ltd. or Earth-Appraisal Co., Ltd. are stated based on the rules of NRIC and the regulations provided by the Investment Trusts Association.

Rental business properties held by NRIC are as follows:

No.	Name of Property, etc.	10th Fiscal Period (June 1, 2008 ~ Nov. 30, 2008)				11th Fiscal Period (Dec. 1, 2008 ~ May 31, 2009)
		Total tenants as of end of the period (Note 1)	Occupancy as of end of the period (%)	Income during the period for rental (thousand yen) (Note 2)	Share against total rental income (%) (Note 3)	Total tenants as of end of the period (Note 1)	Occupancy as of end of the period (%)	Income during the period for rental (thousand yen) (Note 2)	Share against total rental income (%) (Note 3)
S-1	Pacific Livew Shinkawa	1	100.0	60,803	0.7	1	100.0	60,852	0.7
S-2	Pacific Livew Shiba-Daimon	1	98.6	56,101	0.6	1	95.6	56,327	0.6
S-3	Glenpark Sangubashi	1	85.9	26,049	0.3	1	91.3	25,943	0.3
S-5	Leopalace Udagawacho Mansion	1	100.0	17,944	0.2	1	100.0	17,944	0.2
S-7	Escort Kami-Ikebukuro	1	95.5	21,654	0.2	1	93.2	22,373	0.2
S-8	Pacific Residence Shin-Nakano	1	96.7	15,621	0.2	1	100.0	15,541	0.2
S-9	Dormitory Hara-Machida	1	93.4	32,891	0.4	—	—	30,496	0.3
S-13	Yoshizuka AG Building No. 6 and No. 7	1	90.0	21,352	0.2	1	85.9	19,366	0.2
S-14	Pacific Livew Shiroganedai	1	91.0	33,000	0.4	1	89.6	30,715	0.3
S-15	Grand Blue Hakata	1	82.7	53,902	0.6	1	87.5	48,872	0.5
S-16	J Stage Honancho	1	94.7	40,205	0.4	1	96.3	41,673	0.5
S-17	Park Habio Kyobashi	—	—	75,987	0.8	—	—	—	—
S-18	Pacific Livew Tenjinbashi	1	94.0	37,213	0.4	1	96.0	37,268	0.4
S-19	Pacific Residence Yushima 3-chome	1	100.0	31,590	0.3	1	100.0	31,590	0.3
S-20	Pacific Residence Shinjuku East	1	100.0	45,456	0.5	1	97.6	47,539	0.5
S-21	Pacific Livew Shinjuku-Higashi	1	96.1	33,362	0.4	1	98.0	31,688	0.3
S-22	Pacific Residence Kanda-Iwamotocho	1	94.8	55,266	0.6	1	97.2	53,511	0.6
S-24	Pacific Residence Tsukiji	1	94.7	48,978	0.5	1	94.1	48,381	0.5
S-25	Pacific Residence Sasazuka	1	98.2	65,458	0.7	1	92.1	63,125	0.7
S-26	Pacific Residence Minami-Azabu	1	97.5	31,099	0.3	1	94.6	30,472	0.3
S-27	Pacific Residence Ebisu-Higashi	1	91.6	19,087	0.2	1	92.8	18,628	0.2
S-28	Pacific Residence Meguro-Nishi	1	100.0	24,312	0.3	1	96.3	23,346	0.3
S-29	Pacific Residence Hiroo 3-chome	1	93.2	25,065	0.3	1	96.6	25,005	0.3
S-30	Pacific Residence Akasaka II	1	96.6	43,991	0.5	1	97.6	43,858	0.5
S-31	Pacific Livew Kyobashi	1	100.0	33,335	0.4	1	100.0	40,002	0.4
S-32	Pacific Residence Sannomiya-Higashi	1	99.5	92,081	1.0	1	98.5	91,408	1.0
S-33	Pacific Livew Tamagawa	1	100.0	40,381	0.4	1	100.0	40,381	0.4
S-34	Maison Korakuen	1	96.7	21,596	0.2	1	97.2	22,246	0.2
S-35	Pacific Livew Ginza-Higashi	1	100.0	58,330	0.6	1	100.0	58,330	0.6

No.	Name of Property, etc.	10th Fiscal Period (June 1, 2008 ~ Nov. 30, 2008)				11th Fiscal Period (Dec. 1, 2008 ~ May 31, 2009)
		Total tenants as of end of the period (Note 1)	Occupancy as of end of the period (%)	Income during the period for rental (thousand yen) (Note 2)	Share against total rental income (%) (Note 3)	Total tenants as of end of the period (Note 1)	Occupancy as of end of the period (%)	Income during the period for rental (thousand yen) (Note 2)	Share against total rental income (%) (Note 3)
S-36	Relation Oji	1	100.0	34,545	0.4	1	100.0	34,493	0.4
S-37	No. 6 Zelkova Mansion	1	100.0	19,940	0.2	1	97.0	21,097	0.2
S-38	Pacific Livew Waseda-Nishi	1	90.7	35,061	0.4	1	98.4	34,937	0.4
S-39	KC 21 Building	1	90.7	40,586	0.4	1	92.6	40,499	0.4
S-40	Pacific Livew Hiroo	1	96.6	53,060	0.6	1	90.3	51,763	0.6
S-41	Cosmo Nishi-Funabashi II	1	90.1	25,831	0.3	1	92.9	27,804	0.3
S-42	Pacific Livew Yokohama Kannai	1	94.4	60,435	0.7	1	96.5	60,899	0.7
S-43	K2	1	84.6	13,380	0.1	1	100.0	15,328	0.2
S-44	FLATS Okurayama	1	100.0	27,871	0.3	1	100.0	26,859	0.3
S-45	Pianeta Shiodome	1	84.1	64,255	0.7	1	90.1	61,183	0.7
S-46	ZESTY Komazawa-Daigaku	1	100.0	11,694	0.1	1	95.1	12,281	0.1
S-47	ZESTY Yoyogi	1	94.6	10,967	0.1	1	93.0	11,804	0.1
S-48	ZESTY Nishi-Shinjuku	1	100.0	12,531	0.1	1	82.5	12,913	0.1
S-49	ZESTY Kyodo	1	100.0	10,064	0.1	1	87.7	10,452	0.1
S-50	Pacific Livew Utsubo-Koen	1	96.1	49,599	0.5	1	99.0	49,090	0.5
S-51	Pacific Residence Tsukishima I	1	89.8	36,717	0.4	1	92.1	34,249	0.4
S-52	CYNTHIA Oimachi	1	100.0	32,760	0.4	1	100.0	33,187	0.4
S-53	Pacific Residence Ebisu	1	100.0	88,338	1.0	1	97.7	101,701	1.1
S-54	Pacific Residence Kami-Ochiai	1	96.4	41,271	0.5	1	95.2	45,468	0.5
S-55	Pacific Residence Higashi-Shinagawa	1	93.5	70,363	0.8	1	97.5	68,539	0.8
S-56	LUKE	1	93.9	38,167	0.4	1	86.6	36,855	0.4
S-57	Pacific Residence Toranomon	1	71.5	35,662	0.4	1	92.0	36,850	0.4
S-58	Pacific Residence Kamata I	1	75.1	46,872	0.5	1	100.0	47,813	0.5
S-59	Pacific Residence Musashikosugi	1	99.0	55,768	0.6	1	98.9	60,050	0.7
S-60	Pacific Residence Kanda-Ogawamachi	1	50.8	31,336	0.3	1	100.0	32,684	0.4
S-61	Pacific Residence Sodai-dori	1	98.2	31,436	0.3	1	100.0	33,534	0.4
S-62	Pacific Livew Kyoto-ekimae	1	100.0	78,725	0.9	1	98.9	78,741	0.9
S-63	Pacific Residence Tsukishima II	1	92.2	81,558	0.9	1	95.4	87,650	1.0
S-64	Pacific Residence Funabashi I and II	1	100.0	93,960	1.0	1	100.0	94,413	1.0
S-65	Pacific Residence Oimachi I	1	97.5	34,455	0.4	1	94.9	34,854	0.4
S-66	Pacific Residence Takaoka	1	98.4	87,015	1.0	1	98.4	87,501	1.0
S-67	Pacific Residence Ookayama	1	97.9	36,799	0.4	1	93.9	36,536	0.4
S-68	COSMOS GRACIA Kinshicho Aquver	1	87.6	46,476	0.5	1	95.4	76,440	0.8
C-1	Pacific Residence Bunkyo-Otowa	1	100.0	110,177	1.2	1	100.0	109,779	1.2
C-2	Pacific Residence Sengoku	1	96.6	26,887	0.3	1	94.3	27,051	0.3
C-3	Pacific Livew Jiyugaoka	1	94.0	35,301	0.4	1	97.1	35,752	0.4
C-4	Pacific Residence Yushima	1	94.1	38,277	0.4	1	94.1	38,857	0.4
C-6	ZESTY Ikegami Building A and Building B	1	100.0	15,164	0.2	1	100.0	14,925	0.2
C-8	Pacific Livew Hachioji	1	96.5	31,383	0.3	1	98.4	31,434	0.3
C-9	Grand Heights Hibino	1	95.5	68,513	0.8	1	98.0	71,907	0.8
C-10	Pacific Residence Koyocho	1	97.7	22,826	0.3	1	94.8	23,340	0.3
C-11	Pacific Livew Nagatacho	1	74.5	25,772	0.3	1	92.7	20,847	0.2
C-12	Pacific Residence Suidobashi	1	89.0	73,986	0.8	1	97.0	69,468	0.8
C-13	Pacific Tower Nogizaka	1	92.7	115,614	1.3	1	97.0	105,802	1.2
C-14	Pacific Residence Akasaka I	1	87.5	40,770	0.4	1	96.9	38,599	0.4
C-15	Apartments Nishi-Azabu	1	86.7	228,514	2.5	1	75.6	203,772	2.2
C-16	Pacific Residence Tenjin-Minami	1	92.9	42,440	0.5	1	85.7	40,578	0.4
C-17	Pacific Livew Hakata-ekimae	1	82.3	16,115	0.2	1	92.6	15,701	0.2
C-18	Pacific Residence Ningyocho	1	100.0	17,952	0.2	1	100.0	17,952	0.2
C-19	Pacific Residence Daikanyama	1	92.8	70,334	0.8	1	97.8	67,905	0.7
C-20	Pacific Residence Ichigaya	1	100.0	81,018	0.9	1	89.2	82,562	0.9
C-21	Pacific Residence Kichijoji	1	100.0	50,870	0.6	1	95.9	51,068	0.6
C-22	Pacific Residence Bunkyo-Sengoku	1	94.5	47,391	0.5	1	89.6	46,458	0.5
C-23	Pacific Residence Akasaka Hinokicho	1	88.3	124,847	1.4	1	82.8	112,105	1.2
C-24	Pacific Residence Takanawa	1	75.8	43,573	0.5	1	87.1	39,946	0.4
C-25	Pacific Tower Meguro-Fudomae	1	100.0	445,559	4.9	1	100.0	445,378	4.9
C-26	Pacific Residence Sangenjaya I	1	99.1	88,515	1.0	1	90.9	90,586	1.0
C-27	Pacific Livew Chojamaru	1	94.5	76,206	0.8	1	85.7	73,894	0.8
C-28	L’air Minami-Aoyama	1	70.5	22,149	0.2	1	73.1	21,485	0.2
C-29	Mare	1	97.8	28,817	0.3	1	97.8	29,378	0.3
C-30	Pacific Livew Kanda-Higashi	1	95.9	57,325	0.6	1	92.7	54,176	0.6
C-31	Melody Heim Shin-Osaka	1	97.2	37,773	0.4	1	94.4	37,158	0.4

No.	Name of Property, etc.	10th Fiscal Period (June 1, 2008 ~ Nov. 30, 2008)				11th Fiscal Period (Dec. 1, 2008 ~ May 31, 2009)
		Total tenants as of end of the period (Note 1)	Occupancy as of end of the period (%)	Income during the period for rental (thousand yen) (Note 2)	Share against total rental income (%) (Note 3)	Total tenants as of end of the period (Note 1)	Occupancy as of end of the period (%)	Income during the period for rental (thousand yen) (Note 2)	Share against total rental income (%) (Note 3)
C-32	Melody Heim Matsubara	1	100.0	25,768	0.3	1	96.2	26,509	0.3
C-33	Pacific Livew Iriya	1	95.3	36,753	0.4	1	93.9	37,929	0.4
C-34	Pacific Residence Hibashi-Azabu	1	90.7	49,196	0.5	1	90.7	43,180	0.5
C-35	Pacific Residence Ebisu-Minami	1	100.0	56,287	0.6	1	100.0	56,144	0.6
C-36	Pacific Tower Azabu-juban	1	88.9	209,772	2.3	1	80.5	196,990	2.2
C-37	Pacific Residence Minami-Ichijo	1	93.4	73,512	0.8	1	95.0	74,194	0.8
C-38	Pacific Residence Odori-Nishi	1	85.6	52,150	0.6	1	86.0	54,131	0.6
C-39	Pacific Residence Kita-Sanjo	1	99.3	50,270	0.6	1	94.8	48,893	0.5
C-40	COSMOS GRACIA Shibuya	1	84.8	40,961	0.5	1	93.3	38,563	0.4
C-41	Pacific Livew Nakanobu	1	94.0	64,629	0.7	1	93.6	62,440	0.7
C-42	Pacific Residence Azabudai	1	95.9	53,061	0.6	1	87.6	48,784	0.5
C-43	Pacific Residence Shibadaimon	1	100.0	54,746	0.6	1	89.7	55,656	0.6
C-44	Glana Nihonbashi	1	91.0	41,390	0.5	1	100.0	45,037	0.5
C-45	Nostel Court Kanda	1	95.7	41,806	0.5	1	93.2	39,073	0.4
C-46	COSMOS GRACIA Shin-Okachimachi	1	100.0	56,755	0.6	1	96.5	61,575	0.7
C-47	Pacific Residence Sangenjaya II	1	97.1	45,191	0.5	1	87.2	41,547	0.5
C-48	Pacific Residence Chidoricho	1	98.4	47,732	0.5	1	95.1	44,582	0.5
C-49	Pacific Royal Court Minato Mirai Ocean Tower	1	98.8	375,031	4.1	1	100.0	579,129	6.4
C-50	Pacific Residence Nishi-Shinjuku	1	96.0	58,957	0.6	1	96.8	60,880	0.7
C-51	Pacific Residence Hiroo-Minami	1	96.2	31,498	0.3	1	92.5	31,297	0.3
F-1	Pacific Residence Sakuragaoka	1	89.8	115,842	1.3	1	94.1	115,215	1.3
F-2	Pacific Residence Mejiro Otomeyama	1	100.0	35,536	0.4	1	94.9	36,795	0.4
F-3	Pacific Residence Shinkawa	1	91.6	47,608	0.5	1	89.4	45,139	0.5
F-9	Sky Heights Hirabari	1	91.6	22,895	0.3	—	—	15,054	0.2
F-10	Pacific Residence Mejiro	1	95.1	247,602	2.7	1	94.2	242,797	2.7
F-11	Pacific Residence Shibaura	1	91.6	175,584	1.9	1	96.8	165,281	1.8
F-12	Pacific Residence Shirakabe-Higashi	1	84.7	31,304	0.3	1	88.4	31,897	0.4
F-13	Pacific Residence Sakai-Higashi	1	100.0	41,366	0.5	1	96.0	42,230	0.5
F-14	Maison Yachiyodai	1	83.9	47,551	0.5	1	86.1	43,391	0.5
F-15	Abreast Kasai	1	92.2	28,660	0.3	1	92.8	27,981	0.3
F-16	Pacific Residence Uzumasa	1	100.0	35,318	0.4	1	97.9	37,478	0.4
F-17	Pacific Residence Izumi	1	91.1	151,195	1.7	1	86.8	149,536	1.6
F-18	Pacific Residence Nihonbashi-Bakurocho	1	100.0	159,688	1.8	1	98.0	157,424	1.7
F-19	Pacific Residence Gotenyama	1	94.9	36,015	0.4	1	88.7	33,781	0.4
F-20	Pacific Residence Maruyama Kita-gojo	1	100.0	47,391	0.5	1	88.0	46,286	0.5
F-21	Pacific Residence Tokugawa	1	93.0	30,907	0.3	1	96.3	30,631	0.3
F-22	Pacific Residence Yutenji	1	97.8	167,403	1.8	1	94.9	167,562	1.8
F-23	Pacific Residence Higashiyama-Motomachi	1	100.0	26,563	0.3	1	100.0	26,824	0.3
F-24	Pacific Residence Odori-Koen	1	92.2	81,935	0.9	1	97.3	88,038	1.0
F-25	Park Tower Shibaura Bayward Urban Wing	1	91.3	326,250	3.6	1	93.7	313,915	3.5

No.	Name of Property, etc.	10th Fiscal Period (June 1, 2008 ~ Nov. 30, 2008)				11th Fiscal Period (Dec. 1, 2008 ~ May 31, 2009)
		Total tenants as of end of the period (Note 1)	Occupancy as of end of the period (%)	Income during the period for rental (thousand yen) (Note 2)	Share against total rental income (%) (Note 3)	Total tenants as of end of the period (Note 1)	Occupancy as of end of the period (%)	Income during the period for rental (thousand yen) (Note 2)	Share against total rental income (%) (Note 3)
L-7	Motoazabu Place	1	90.8	285,600	3.1	1	86.8	276,201	3.0
L-8	Pacific Tower Roppongi	1	84.1	251,180	2.8	1	76.3	232,035	2.6
L-9	Pacific Residence Kami-Meguro	1	92.7	30,521	0.3	1	89.1	30,338	0.3
L-10	Pacific Residence Yoyogi-Koen	1	100.0	45,300	0.5	1	83.2	39,613	0.4
L-11	Windsor House Hiroo	1	83.2	68,406	0.8	1	74.3	56,776	0.6
L-13	Pacific Residence Ohi	1	90.2	40,851	0.5	1	95.3	40,628	0.4
L-15	Pacific Residence Daikanyama-Sarugakucho / Daikanyama Parkside Village	1	85.5	229,662	2.5	1	89.9	218,644	2.4
L-16	Luxeair Kita-Shinjuku	1	80.8	48,016	0.5	1	73.1	43,619	0.5
SE-1	Life & Senior House Kohoku II	1	100.0	70,704	0.8	1	100.0	70,704	0.8
	Total	139	94.1	9,076,055	100.0	137	93.8	9,065,625 (Note 4)	100.00

(Note 1)	For “Total tenants as of the end of the period”, if a tenant has rented multiple numbers of units, the same property is counted as one tenant. If the lessee has subleased the property, the number of tenants is stated as one tenant regardless of the number of sublessees.
(Note 2)	In the column of “Income during the period for rental”, the rental income of current business term for each property, etc. is set out truncating below one thousand yen.
(Note 3)	“Share against total rental income” means the ratio of rental income of each property against the rental income of the entire portfolio. It is rounded to one decimal place.
(Note 4)	Rental income for “S-9 Dormitory Haramachida” and “F-9 Sky Heights Hirabari” sold during 11th fiscal period are also included.

4.	Other Assets

Properties and trust beneficiary rights, etc. whose main trust assets are properties, are collectively set out in the “3. Portfolio Properties” above. As of May 31, 2009, transaction amount and market value of NRIC’s specified transactions were as follows:

Transaction amount, etc. and Market Value of Specified Transactions and Forward Exchange Contract				(Unit: Thousand Yen)
Segment	Type	Transaction amount, etc. (Note 1)		Market Value (Notes 2 & 3)
			Exceeding one year
Transactions other than market transactions	Interest Rate Swap Transactions Floating rate for interest received • Fixed rate for interest paid	27,843,622	10,000,000	(198,907)

	Interest Rate Cap transactions	17,000,000	6,000,000	4,802

	Total	44,843,622	16,000,000	(194,104)

(Note 1)	“Transaction amount, etc.” is based on the nominal principal.
(Note 2)	“Market Value” is assessed by the value that was calculated by the other party of the transaction based on the actual market interest rate, etc.
(Note 3)	Of the amounts listed in the column of “Market Value”, a special treatment of interest rate swap was applied to “(15,879 thousand yen)” in accordance with the Accounting Standards for Financial Instruments (Corporate Accounting Standards No. 10 issued on June 15, 2007 by the Corporate Accounting Standards Committee). Therefore, it is not valuated on a mark-to-market basis in the Balance Sheet.

5.	Asset Holding by Country and by Region

Not applicable in the countries and regions other than Japan.

IV	Capital Expenditure for Properties Held

1.	Expected Capital Expenditure

Regarding properties, etc. held as of July 22, 2009, the budgets of main capital expenditure for the scheduled repairs, etc. are as follows: The expected budgets shown below include the portions to be allocated as expenses under accounting principles.

Name of Property (Location)	Purpose	Schedule	Expected Budget for Repairs (Million Yen)
			Total	Payment in the current period	Total Paid Amount
Maison Yachiyodai (Yachiyo-shi, Chiba)	Large-scale repair work	From August 2009 through November 2009	40	—	—
Pacific Residence Oi (Shinagawa-ku, Tokyo)	Large-scale repair work	From August 2009 through November 2009	38	—	—
Pacific Livew Hachioji (Hachioji-shi, Tokyo)	Large-scale repair work	From August 2009 through November 2009	25	—	—
KC21 Building (Sendai-shi, Miyagi)	Repair of pallets for mechanical parking	From May 2009 through July 2009	5	—	—
Motoabazu Place (Minato-ku, Tokyo)	Parinting of the iron parts	From October 2009 Through November 2009	4	—	—

2.	Capital Expenditure during the Period

The overview of repairs, etc. corresponding to capital expenditure, of which payments were made by NRIC during the current period, is as follows: Capital expenditure for the current period is 210,444 thousand yen. Together with 228,340 thousand yen maintenance & repairs classified as the expenses for the current period, a total of 438,785 thousand yen repairs, etc. has been conducted.

Name of Property (Location)	Purpose	Period	Payment (thousand yen)
Grand Heights Hibino (Nagoya-shi, Aichi)	Painting of external wall, etc.	From October 2008 through January 2009	44,815
J Stage Honancho (Suginami-ku, Tokyo)	Large-scale repair for enhancing the value of property	From March 2009 through May 2009	37,736
K2 (Bunkyo-ku, Tokyo)	Large-scale repair for enhancing the value of property	From March 2009 through May 2009	19,874
Other property, etc.	Renovation, etc.	From December 2008 though May 2009	108,018
Total			210,444

3.	Money Reserved for the Long-term Repair Plan

NRIC has funded the reserve for mid-long term large-scale repair work, from the current cash flow based on the long-term repair policy set by each property, as shown below.

Period	7th Fiscal Period From Dec. 1, 2006, through May 31, 2007	8th Fiscal Period From June 1, 2007, though Nov. 30, 2007	9th Fiscal Period From Dec. 1, 2007, through May 31, 2008	10th Fiscal Period From June 1, 2008, through Nov. 30, 2008	11th Fiscal Period From Dec. 1, 2008, through May 31, 2009
Reserve balance as of the end of the previous period (thousand yen)	559,385	671,883	833,764	1,027,103	1,229,433
Current Reserve (thousand yen)	172,087	189,065	201,691	203,056	202,436
Withdrawal of Current Reserve (thousand yen)	59,588	27,184	8,352	727	94,230
Amount Carried Forward (thousand yen)	671,883	833,764	1,027,103	1,229,433	1,337,639

V	Expenses and Liabilities

1.	Details of Expenses for Asset Management, etc.

(Unit: Thousand Yen)

Item	10th Fiscal Period	11th Fiscal Period
(a) Management Fees (Note 1)	637,662	668,242
(b) Asset Custody Fees	29,728	29,092
(c) Administrative Agency Entrustment Fees	45,715	45,511
(d) Remuneration for Directors	5,400	5,400
(e) Attorney Fees	23,496	19,088
(f) Compensation to Accounting Auditor (Note 2)	11,500	13,825
(g) Tax and Public Charge (Note 3)	—	568,648
(h) Other Expenses	304,474	203,259
Total	1,057,977	1,617,865

(Note 1)	For “Management fees”, there are additionally 30,534 thousand yen in the 10th fiscal period as fees for acquiring properties which was included in the acquisition cost of individual investment properties. Further, there are 13,100 thousand yen in the 10th fiscal period and 354 thousand yen in the 11th fiscal period as management fees that were added to the loss on sale of properties, etc.
(Note 2)	For “Compensation to Accounting Auditor”, the amount of fees for the accounting audit provided for in Article 34 of the Rule is stated.
(Note 3)	“Tax and Public Charge” was included in “Other Expenses” in the previous period. Since the importance of the amount increased considerably, however, we decided to show it independently from the current period. “Tax and Public Charge” included in “Other Expenses” in the previous period was 90,270 thousand yen.

2. Borrowings

Borrowings by the financial institutions as of May 31, 2009 were as follows:

(Unit: Million Yen)

Segment		Drawdown Date	Balance at the end of previous period	Balance at the end of current period	Average Interest Rate (Note 1)	Due Date for Repayment	Repayment method	Use	Remarks
	Lender
Short-term Borrowing	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Dec. 26, 2008	—	3,134	1.3%	Aug. 31, 2009	Lump-sum repayment	(Note 9)	Secured & Unguaranteed
		Dec. 26, 2008	—	1,989	1.3%	Aug. 31, 2009
		Feb. 27, 2009	—	2,986	1.8%	June 30, 2009

	The Chuo Mitsui Trust and Banking Company, Limited	Dec. 26, 2008	—	3,134	1.3%	Aug. 31, 2009
		Feb. 27, 2009	—	1,218	1.8%	June 30, 2009

	Mitsubishi UFJ Trust and Banking Corporation	Dec. 26, 2008	—	3,134	1.3%	Aug. 31, 2009
		Feb. 27, 2009	—	1,021	1.8%	June 30, 2009

	The Sumitomo Trust & Banking Co., Ltd.	Dec. 26, 2008	—	3,134	1.3%	Aug. 31, 2009
		Feb. 27, 2009	—	1,021	1.8%	June 30, 2009

	Sumitomo Mitsui Banking Corporation	Aug. 29, 2008	2,000	1,989	1.0%	Aug. 31, 2009
		Dec. 26, 2008	—	497	1.3%	Aug. 31, 2009
		Feb. 27, 2009	—	2,984	1.8%	June 30, 2009

	Resona Bank, Limited	Feb. 27, 2009	—	1,021	1.8%	June 30, 2009

	Aozora Bank, Ltd.	Feb. 27, 2009	—	589	1.8%	June 30, 2009

	Sub-total		20,700 (Note 5)	27,858

Long-term Borrowing (To be repaid within one year)	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Dec. 3, 2004	2,784	2,784	1.4 (Note 2)%	Nov. 30, 2009	Lump-sum repayment	(Note 8)	Secured & Unguaranteed
		Feb. 20, 2007	2,000	1,989	1.0 (Note 3)%	Feb. 19, 2010		(Note 6)
		Feb. 29, 2008	2,000	1,989	1.0%	May 31, 2010		(Note 7)

	The Chuo Mitsui Trust and Banking Company, Limited	Dec. 3, 2004	1,328	1,328	1.4 (Note 2)%	Nov. 30, 2009		(Note 8)
		Feb. 20, 2007	2,000	1,989	1.0 (Note 3)%	Feb. 19, 2010		(Note 6)
		Feb. 29, 2008	1,300	1,293	1.0%	May 31, 2010		(Note 7)

	Mitsubishi UFJ Trust and Banking Corporation	Dec. 3, 2004	1,028	1,028	1.4 (Note 2)%	Nov. 30, 2009		(Note 8)
		Feb. 20, 2007	2,000	1,989	1.0 (Note 3)%	Feb. 19, 2010		(Note 6)
		Feb. 29, 2008	1,800	1,790	1.0%	May 31, 2010		(Note 7)

	The Sumitomo Trust & Banking Co., Ltd.	Dec. 3, 2004	1,071	1,071	1.4 (Note 2)%	Nov. 30, 2009		(Note 8)
		Feb. 20, 2007	2,000	1,989	1.0 (Note 3)%	Feb. 19, 2010		(Note 6)
		Feb. 29, 2008	1,800	1,790	1.0%	May 31, 2010		(Note 7)

	Resona Bank, Limited	Dec. 3, 2004	1,028	1,028	1.4 (Note 2)%	Nov. 30, 2009		(Note 8)

	Aozora Bank, Ltd.	Dec. 3, 2004	685	685	1.4 (Note 2)%	Nov. 30, 2009

	The Norinchukin Bank	Dec. 3, 2004	1,071	1,071	1.4 (Note 2)%	Nov. 30, 2009

	The Shizuoka Bank, Ltd.	Dec. 3, 2004	428	428	1.4 (Note 2)%	Nov. 30, 2009

	The Chiba Bank, Ltd.	Dec. 3, 2004	428	428	1.4 (Note 2)%	Nov. 30, 2009

		Feb. 20, 2007	2,000	1,989	1.0 (Note 3)%	Feb. 19, 2010		(Note 6)

	Shinkin Central Bank	Feb. 20, 2007	1,000	994	1.0 (Note 3)%	Feb. 19, 2010

	Sumitomo Mitsui Banking Corporation	Feb. 29, 2008	2,000	1,989	1.0%	May 31, 2010		(Note 7)

	Sub-total		37,653 (Note 5)	29,653

	Total of Short-term Borrowings		58,353 (Note 5)	57,511

Long-term Borrowings	The Norinchukin Bank	Dec. 26, 2006	5,000	4,974	1.1 (Note 4)%	Dec. 26, 2011	Lump-sum repayment	(Note 6)	Secured & Unguaranteed

	The Dai-ichi Mutual Life Insurance Company	Aug. 29, 2006	1,000	994	1.9%	Aug. 31, 2011
		Dec. 26, 2006	1,000	994	1.8%	Dec. 26, 2011

	Daido Life Insurance Company	Nov. 17, 2006	1,600	1,591	2.2%	Nov. 17, 2013
		Sept. 19, 2007	900	895	1.9%	Sept. 19, 2013

	National Mutual Insurance Federation of Agricultural Cooperatives (Zenkyoren)	Dec. 26, 2006	2,000	1,989	1.8%	Dec. 26, 2011

	Taiyo Life Insurance Company	Dec. 26, 2006	1,500	1,492	1.8%	Dec. 26, 2011
		Sept. 19, 2007	1,000	994	1.8%	Sept. 19, 2012

	Mitsui Sumitomo Insurance Company, Limited	Dec. 26, 2006	1,000	994	1.8%	Dec. 26, 2011

	The Hachijuni Bank, Ltd.	Dec. 26, 2006	1,000	994	1.1% (Note 4)	Dec. 26, 2011

	Sumitomo Mitsui Banking Corporation	Nov. 30, 2007	2,000	1,989	1.4 (Note 2)%	Nov. 30, 2010

	Development Bank of Japan Inc.	Nov. 30, 2007	2,000	1,989	1.7%	Nov. 30, 2012
		June 27, 2008	2,000	1,989	1.1%	Nov. 30, 2012

	Sub-total		22,000	21,888

	Total		80,353 (Note 5)	79,400

(Note 1)	“Average Interest Rate” is rounded to one decimal place.
(Note 2)	Regarding borrowings for which interest rate swap transactions were conducted to avoid interest rate fluctuation risk, weighted average interest rate is stated in consideration of the effects of interest rate swap.
(Note 3)	Interest rate caps were purchased to avoid interest rate fluctuation risk and the upper limit of target interest rate (3 months, in Yen, Tibor) has been set as 1.07%.
(Note 4)	Interest rate caps were purchased to avoid interest rate fluctuation risk and the upper limit of target interest rate (3 months, in Yen, Tibor) has been set as 1.38%.
(Note 5)	As for short-term borrowings, lenders with outstanding balance are stated.
(Note 6)	Used for purchasing property.
(Note 7)	Used for purchasing trust property.
(Note 8)	Used for purchasing property & trust property and repaying short-term borrowing.
(Note 9)	Used for repaying existing borrowing.

3.	Investment Corporate Bonds

Investment Corporate Bonds issued as of May 31, 2009 are as follows:

						(Unit: Million Yen)

	Issue Date	Balance at the end of previous period	Balance at the end of current period	Interest Rate (Note 1)	Due Date for Redemption	Redemption Method	Use of Fund	Remarks
1st series unsecured investment corporation bond	July 20, 2005	10,000	10,000	0.74%	July 20, 2010	Lump-sum payment	(Note 3)	(Note 8)
2nd series unsecured investment corporation bond	September 26, 2005	10,000	10,000	0.84%	September 24, 2010	Lump-sum payment	(Note 4)	(Note 8)
3rd series unsecured investment corporation bond	September 26, 2005	10,000	9,700	1.28%	September 24, 2012	Lump-sum payment	(Note 4)	(Note 8)
4th series unsecured investment corporation bond	February 20, 2006	15,000	15,000	1.50%	February 18, 2011	Lump-sum payment	(Note 5)	(Note 8)
6th series unsecured investment corporation bond	October 25, 2006	12,000	12,000	1.54%	October 23, 2009	Lump-sum payment	(Note 6)	(Note 8)
7th series unsecured investment corporation bond	February 9, 2007	12,000	12,000	1.84%	February 9, 2012	Lump-sum payment	(Note 6)	(Note 8)
8th series unsecured investment corporation bond	September 13, 2007	6,000	6,000	1.58% (Note 2)	September 11, 2009	Lump-sum payment	(Note 7)	(Note 8)
9th series unsecured investment corporation bond	September 13, 2007	10,000	10,000	1.83% (Note 2)	September 13, 2011	Lump-sum payment	(Note 7)	(Note 8)
10th series unsecured investment corporation bond)	September 13, 2007	5,000	4,800	1.90%	September 13, 2012	Lump-sum payment	(Note 7)	(Note 8)
Total	—	90,000	89,500	—	—	—	—	—

(Note 1)	“Interest Rate” is rounded to two decimal places.
(Note 2)	Regarding Investment Corporate Bonds for which interest rate swap transactions were conducted to avoid interest rate fluctuation risk, weighted average interest rate is stated in consideration of the effects of interest rate swap.
(Note 3)	Used for repaying short-term borrowing, etc.
(Note 4)	Used for acquiring specified asset and repaying borrowing.
(Note 5)	Used for acquiring specified asset.
(Note 6)	Used for repaying borrowing.
(Note 7)	Used for acquiring specified asset, repaying borrowing and also used as operation fund.
(Note 8)	Special Contract for Specified Bond is attached.
(Note 9)	The issue of 5th series unsecured investment corporation bond was suspended.

4.	Short-Term Investment Corporate Bonds

Not applicable.

VI	Trading during the Period

1.	Trading of Properties, etc. and Asset Backed Securities, etc.

Name of Property, etc.	Acquisition		Transfer
	Date of Acquisition	Acquisition Price (Million Yen)	Date of Transfer	Transfer Price (Million Yen)	Book Value (Million Yen)	Gain/Loss on Sale (Million Yen)
Sky Heights Hirabari	—	—	March 31, 2009	339	540	(210)
Dormitory Haramachida	—	—	May 25, 2009	369	478	(121)
Total		—		709	1,018	(332)

(Note 1)	“Acquisition Price” and “Transfer Price” do not include miscellaneous expenses required for the acquisition or transfer of the property. (such as property trading commission, tax and public charges, etc.) (Namely, sales price specified in the sales agreement is stated.)
(Note 2)	“Gain/Loss on Sale” is stated by subtracting book value and other expenses for sale from the transfer price.

2.	Trading of Other Assets

Key assets among other assets excluding the above properties, etc. and asset backed securities, etc. are mostly bank deposits or bank deposits in the trust assets.

3.	Survey on the Prices of Specified Assets

(1)	Properties, etc.

	Type of Asset	Property No.	Name of Property	Date of Transfer	Transfer Price (Million Yen)	Survey Price (Million Yen)
Transfer	Trust Property	F-9	Sky Heights Hirabari	March 31, 2009	339	470
Transfer	Trust Property	S-9	Dormitory Haramachida	May 25, 2009	369	559
			Total		709	1,029

(Note 1)	Surveys on the prices, etc. of the above specified assets were conducted at the time of acquisition and transfer of assets by Ernst & Young ShinNihon LLC based on “A Survey on the Prices, etc. of Specified Assets in Investment Trust and Investment Corporation” specified in Report No. 23 issued by the Audit Commission by Industry of the Japanese Institute of Certified Public Accountant. In addition, a research report to determine the survey price, location & address of the property and other items required for specifying the property has been received.
(Note 2)	“Acquisition Price” and “Transfer Price” do not include miscellaneous expenses required for the acquisition or transfer of the property, etc. (such as property trading commission, tax & public charges, etc.) (Namely, sales price specified in the Sales Agreement is stated.)

(2)	Other

Of the transactions NRIC has engaged in that require investigating in relation to prices under Article 201 of the Investment Trusts Act, NRIC has asked Ernst & Young ShinNihon LLC to investigate transactions other than transactions set out above under (1) Properties, etc.

4.	Transactions with Interested Party, etc. and Large Unitholder

(A)	Transactions

Transactions with interested party, etc. and large unitholder during the current period were as follows:

Segment	Amount
	Purchase	Sale
Total (11th Fiscal Period)	— thousand yen	709,368 thousand yen

	Purchased from interest party, etc. and major unitholder — thousand yen (—%)	Sold to interest party, etc. and major unitholder — thousand yen (—%)

Breakdown of transactions with interest party, etc. and Large unitholder

	— thousand yen (—%)	— thousand yen (—%)

(B)	Paid Commission

Commissions paid to interest party, etc. and large unitholder (Note 1) in the current period were as follows:

Segment	Total Commissions (A) (thousand yen)	Breakdown of transactions with interest party, etc. and large unitholder		Ratio to the Total (B) / (A)
		Paid to:	Payment (B) (thousand yen)
Entrustment fees for Administrative Work	799,603	Nakagawa Co., Ltd.	5,209	0.65%

(Note 1)	“Interested party, etc. and large unitholder” shall mean interested parties of the asset management company which have entered into asset management contracts with the investment corporation as defined in Article 201, Paragraph 1, of the Investment Trusts Act and Article 123 of Enforcement Ordinance concerning Investment Corporations (Cabinet Order No. 480 issued in 2000, Including subsequent amendments thereof) and major shareholders of the asset management company that are Financial Instruments Business Operators, as defined in Article 29, Para. 4, Item 2 of the Financial Instruments and Exchange Act (Law No. 25 of 1948; as amended),. Of those interested parties, there was transaction with Nakagawa Co., Ltd in the current period.

5.	Transactions with the Asset Management Company Related to its Concurrent Posts

There are no applicable transactions since the asset management company has not been engaged in any of First Class Financial Instruments Business Operations, Second Class Financial Instruments Business Operations, Real Estate Business and Syndication Business of Real Estate.

VII	Accounting

1.	Assets, Liabilities, Principals and Profit & Loss

Please refer to NRIC’s Balance Sheet, Profit and Loss Statement, Statement of Changes in Unitholders’ Equity, Notes (on financial statements), and Statement of Cash Distribution, which are set out below.

2.	Change in the Calculation Method for Depreciation Cost

Not applicable.

3.	Change in the Valuation Method for Properties, etc.

Not applicable.

4.	Investment Trust Beneficiary Certificates, etc. prepared by NRIC

Not applicable.

VIII	Other Matters

1.	Handling of Fractions in Amounts and Ratios

Unless otherwise provided for, fractions of amounts are rounded down, while those in ratios are rounded off, to the nearest yen

Balance Sheet

(Unit: Thousand Yen)

	Previous Period (reference) (As of November 30, 2008)		Current Period (As of May 31, 2009)
Assets
Current assets
Cash and bank deposits	*1	4,217,145	*1	6,356,690
Cash and deposits in trust	*1	4,374,303	*1	4,299,778
Operating accounts receivable		402,710		427,375
Prepaid expenses		9,992		162,465
Deferred tax assets		9,260		40,753
Derivative assets		33,427		1,077
Other		34,784		46,614
Provision for doubtful accounts		(55,048)		(106,044)

Total current assets		9,026,577		11,228,712

Fixed assets
Tangible fixed assets
Buildings		86,510,012	*1	86,556,916
Accumulated depreciation		(4,037,399)		(4,887,675)

Buildings (net)		82,472,612		81,669,240

Structures		561,527	*1	561,527
Accumulated depreciation		(50,419)		(63,561)

Structures (net)		511,108		497,966

Tools, furniture and fixtures		163,166	*1	170,740
Accumulated depreciation		(74,015)		(92,947)

Tools, furniture and fixtures (net)		89,151		77,792

Land		80,646,359	*1	80,646,359
Buildings in trust	*1	64,831,307	*1	64,251,277
Accumulated depreciation		(5,129,535)		(5,710,394)

Buildings in trust (net)		59,701,771		58,540,882

Structures in trust	*1	445,642	*1	446,270
Accumulated depreciation		(91,046)		(99,809)

Structures in trust (net)		354,596		346,460

Tools, furniture and fixtures in trust	*1	111,155	*1	128,648
Accumulated depreciation		(46,321)		(56,193)

Tools, furniture and fixtures (net)		64,833		72,455

Land in trust	*1	88,224,581	*1	87,802,718

Total tangible fixed assets		312,065,014		309,653,877

Intangible fixed assets
Leasehold		1,214,497	*1	1,214,497

Total intangible fixed assets		1,214,497		1,214,497

Investments and other assets
Long-term prepaid expenses		733,160		667,450
Deferred tax assets		79,695		83,223
Derivative assets		20,452		4,549
Lease deposits		1,288		1,288
Lease deposits in trust		264		264
Guarantee deposits		717,127		717,127

Total investments and other assets		1,551,987		1,473,904

Total fixed assets		314,831,499		312,342,278

Deferred assets
Bond issue expenses		111,390		81,551

Total deferred assets		111,390		81,551

Total assets		323,969,467		323,652,541

(Unit: Thousand Yen)

	Previous Period (reference) (As of November 30, 2008)		Current Period (As of May 31, 2009)
Liabilities
Current liabilities
Operating accounts payable		254,857		208,364
Short-term loans payable		20,700,000	*1	27,858,605
Investment corporate bonds due within 1 year		18,000,000		18,000,000
Long-term debt due within 1 year	*1	17,753,722	*1	29,653,229
Other accounts payable		53,150		51,497
Accrued expenses		712,610		718,007
Accrued income taxes		6,622		17,240
Accrued consumption taxes		58,544		793
Advances received		42,156		99,467
Derivative liabilities		18,116		13,855
Other		1,931		507

Total current liabilities		57,601,712		76,621,569

Fixed liabilities
Investment corporation bonds		72,000,000		71,500,000
Long-term loans payable		41,900,000	*1	21,888,904
Lease and guarantee deposits received		1,375,524		1,388,802
Lease and guarantee deposits in trust		1,818,152		1,711,108
Long-term deposits received		69,896		63,548
Derivative liabilities		130,039		169,998

Total fixed liabilities		117,293,612		96,722,360

Total liabilities		174,895,324		173,343,929

Net assets
Unitholders’ equity
Unitholders’ capital		148,417,850		148,417,850
Surplus
Unappropriated earnings/losses for the period		770,140		2,034,448

Total surplus		770,140		2,034,448

Total unitholders’ equity		149,187,991		150,452,299

Valuation and translation adjustments
Deferred hedge profits/losses		(113,848)		(143,687)

Total valuation and translation adjustments		(113,848)		(143,687)

Total net assets	*2	149,074,142	*2	150,308,612

Total liabilities and net assets		323,969,467		323,652,541

Profit and Loss Statement

(Unit: Thousand Yen)

	Previous Period (reference) (June 1, 2008 - November 30, 2008)		Current period (December 1, 2008 - May 31, 2009)
Operating revenue
Rent revenue from real estate	*1	9,076,055	*1	9,065,625

Total operating revenue		9,076,055		9,065,625

Operating expenses
Rental business expenses	*1	3,288,226	*1	3,549,389
Losses on real estate sales	*2	194,652	*2	332,610
Asset management fees		637,662		668,242
Asset custody fees		29,728		29,092
Administrative service fees		45,715		45,511
Directors’ salaries		5,400		5,400
Attorneys’ fees		23,496		19,088
Auditors’ fees		11,500		13,825
Sundry taxes		—		568,648
Provision for doubtful accounts		50,856		60,748
Bad debt losses		791		4,048
Other operating expenses		252,826		203,259

Total operating expenses		4,540,856		5,499,864

Operating income		4,535,198		3,565,761

Non-operating income
Interest income		14,239		6,445
Sundry income		43,547		32,023

Total non-operating income		57,786		38,468

Non-operating expenses
Interest expenses		617,636		627,293
Loan expenses		168,955		428,695
Bond interest expenses		619,703		607,594
Amortization of bond issue expenses		41,622		29,839
Other		48,172		11,018

Total non-operating expenses		1,496,091		1,704,440

Ordinary income		3,096,893		1,899,788

Extraordinary income
Insurance received		17,780		—

Gain on redemption of bonds		—		137,500

Total extraordinary income		17,780		137,500

Extraordinary losses
Penalty charges		2,343,005		—

Total extraordinary losses		2,343,005		—

Income before taxes		771,668		2,037,288

Income taxes		9,470		18,529
Income taxes — deferred		(7,753)		(15,677)

Total income taxes		1,716		2,851

Net income		769,952		2,034,437

Balance brought forward		188		11

Unappropriated earnings/losses for the period		770,140		2,034,448

Statement of Changes in Unitholders’ Equity

(Unit: Thousand Yen)

	Previous Period (reference) (June 1, 2008 - November 30, 2008)			Current period (December 1, 2008 - May 31, 2009)
Unitholders’ equity
Unitholders’ capital
Balance at end of previous period			148,417,850			148,417,850
Changes in current period

Total changes in current period			—			—

Balance at end of current period	*1	*2	148,417,850	*1	*2	148,417,850

Surplus
Unappropriated earnings/losses for the period
Balance at end of previous period			3,602,937			770,140
Changes in current period
Dividends from surplus			(3,602,749)			(770,128)
Net income			769,952			2,034,437

Total changes in current period			(2,832,797)			1,264,308

Balance at end of current period			770,140			2,034,448

Total unitholders’ equity
Balance at end of previous period			152,020,788			149,187,991
Changes in current period
Dividends from surplus			(3,602,749)			(770,128)
Net income			769,952			2,034,437

Total changes in current period			(2,832,797)			1,264,308

Balance at end of current period			149,187,991			150,452,299

Valuation and translation adjustments
Deferred hedge profits/losses
Balance at end of previous period			39,955			(113,848)
Changes in current period
Changes in items other than unitholders’ equity (net)			(153,803)			(29,839)

Total changes in current period			(153,803)			(29,839)

Balance at end of current period			(113,848)			(143,687)

Total net assets
Balance at end of previous period			152,060,743			149,074,142
Changes in current period
Dividends from surplus			(3,602,749)			(770,128)
Net income			769,952			2,034,437
Changes in items other than unitholders’ equity (net)			(153,803)			(29,839)

Total changes in current period			(2,986,601)			1,234,469

Balance at end of current period			149,074,142			150,308,612

Notes

Note on the going concern assumption

Previous Period (June 1, 2008 - November 30, 2008)	Current period (December 1, 2008 - May 31, 2009)

—

Pacific Holdings, Inc. (“PHI”), a principal shareholder of Pacific Residential Corporation, company to which we entrust the management of our corporate assets, filed a petition for protection under the Corporate Reorganization Act at the Tokyo District Court on March 10, 2009, and received a court order to commence corporate reorganization proceedings on March 31, 2009.

Our investment corporation bonds worth 18,000 million yen come to maturity within one year of the end of the current period, and the provision of the required bond redemption funds depends largely on our new sponsor and on the subsequent decision to be made on new financial strategies. In order for us to establish a stable financial foundation and growth strategy for the long term, it is essential that we have a new, alternative sponsor to take the place of PHI, and the sponsor selection process is currently ongoing.

Given the above circumstances, the current conditions may cast significant doubt upon our company’s ability to continue as a going concern.

In the effort to resolve or improve the current situation, we are endeavoring to make a quick decision on the new sponsorship with the aim to establish and implement appropriate financial strategies and to gain approval from our main banks. At the same time, we are currently in consultation with potential new sponsors and our main banks regarding the payment methods for the corporate bonds that reach maturity in the future.

As it currently stands, however, we do not have enough material facts to dispel the doubt over our ability to honor the bonds that mature within one year of the end of the current period, given that the provision of redemption funds would largely depend on our new sponsor and the subsequent decision to be made on financial strategies, in addition to the fact that the final decision on the new sponsorship is yet to be made.

Due to these circumstances, there are material uncertainties that may cast doubt upon our ability to continue as a going concern.

The financial reports, asset management reports and financial statements pertaining to the allotment of funds and detailed statements thereof presented herein have been prepared on the basis of the going concern assumption and do not reflect the effects of these material uncertainties casting doubt upon our ability to continue as a going concern.

Notes on matters pertaining to significant accounting policies

Item	Period	Previous Period (reference) (June 1, 2008 - November 30, 2008)			Current period (December 1, 2008 - May 31, 2009)
1.	Depreciation method for fixed assets	(1)	Tangible fixed assets (including assets in trust)		(1)	Tangible fixed assets (including assets in trust)
			Depreciation by straight line method.			Depreciation by straight line method.

			The useful lives of main tangible assets are defined as follows:			The useful lives of main tangible assets are defined as follows:

			Buildings	3 - 60 years		Buildings	3 - 60 years
			Structures	7 - 20 years		Structures	7 - 20 years
			Tools, furniture and fixtures	3 - 15 years		Tools, furniture and fixtures	3 - 15 years
(Additional information)

An investigation into the useful lives of all assets has revealed discrepancies between the useful lives defined for accounting purposes and the actual figures. In the current period, the useful life definitions for buildings were changed to reflect the reality. As a result of this change, the depreciation cost was reduced by 231,292 Thousand Yen, and the operating income, ordinary income and income before taxes have increased by the same amount.

		(2)	Intangible fixed assets (including assets in trust)		(2)	Intangible fixed assets (including assets in trust)

			Depreciation by straight line method			Same as left

		(3)	Long-term prepaid expenses		(3)	Long-termp prepaid expenses

			Depreciation by straight line method			Same as left

2.	Accounting method for deferred assets		Cost of issuing investment corporation bonds			Cost of issuing investment corporation bonds
			Depreciation by straight line method over the redemption period			Same as left

3.	Criteria for reserves		Provision for doubtful accounts			Provision for doubtful accounts

In order to provide for the possibility of bad debt losses, the collectability of loans is assessed, on the basis of our loan loss ratio in the case of general loans and individually for specific loans with high a bad debt risk, in order to account for the expected amount of unrecoverable loans.

Same as left

4.	Criteria for revenues and expenses		Accounting method for expenses relating to fixed asset taxes			Accounting method for expenses relating to fixed asset taxes

Of the total amount of the fixed asset tax, city planning tax and depreciable property tax on real estate holdings calculated upon assessment, the amount payable within the current accounting term is accounted as rental business expenses.

Same as left

Payments made to grantors upon real estate purchases to clear fixed asset taxes are not accounted as rental business expenses but are included in the purchase prices of the properties.

Item	Period	Previous Period (reference) (June 1, 2008 - November 30, 2008)	Current period (December 1, 2008 - May 31, 2009)
5.	Hedge accounting method	(1) Hedge accounting method Deferral hedge accounting is used. To interest-rate swaps that meet the required criteria, special accounting treatment is applied.	(1) Hedge accounting method Same as left

		(2) Hedging instruments and hedged items Hedging instruments Interest-rate swap and interest-rate cap transactions	(2) Hedging instruments and hedged items Hedging instruments Same as left

		Hedged items Interest rates	Hedged items Same as left

		(3) Hedge policy We engage in derivatives trading for the purpose of hedging the risks defined in our Articles of Incorporation based on our financial policies.	(3) Hedge policy Same as left

(4)    Hedge effectiveness evaluation method

The effectiveness of hedging is assessed by comparing the cumulative changes in the cash flows from hedged items and the corresponding changes in the hedging instruments, and by examining the rate of these changes. This test, however, is omitted for items that meet the conditions required for special treatment for interest-rate caps and swaps, as well as interest-rate caps and swaps where material conditions are the same for the hedged items and hedging instruments and where a sustained effect to limit the impact of interest rate fluctuations within a certain range is clearly expected.

(4) Hedge effectiveness test method Same as left

6.	Accounting method relating to real estate trust beneficiary rights

For real estate trust beneficiary rights, all assets and liabilities in trust as well as all revenues and expenses arising from the trust assets are accounted for in the relevant accounts of the balance sheet and the profit and loss statement.

Of the trust assets accounted for under relevant line items, the following are considered significant and are listed separately in the balance sheet.

a.      Cash and bank deposits in trust

b.      Buildings, structures, tools, furniture and fixtures, land, construction in progress and lease deposits in trust

c.      Received lease and guarantee deposits in trust

Same as left

7.	Accounting method for consumption tax	All figures are net of consumption tax expect fixed assets and deferred assets, which are given with consumption tax included.	Same as left

Notes concerning account heading changes

Previous Period (June 1, 2008 - November 30, 2008)	Current period (December 1, 2008 - May 31, 2009)
—

Profit and Loss Statement:

Sundry taxes, which were included in “Other operating expenses” under operating expenses up to the previous period, are listed separately from the current period due to their increased materiality.

In the previous period, the figure for sundry taxes included in “Other operating expenses” was 90,270 Thousand Yen.

Notes concerning the balance sheet

Previous Period (reference) (As of November 30, 2008)		Current Period (As of May 31, 2009)

*1. Assets pledged as collateral and related underlying assets, and secured liabilities		*1. Assets pledged as collateral and related underlying assets, and secured liabilities

Collateral assets and related underlying assets:		Collateral assets and related underlying assets:

(Unit: Thousand Yen)		(Unit: Thousand Yen)
Cash and bank deposits	49,552	Cash and bank deposits	2,059,750
Cash and deposits in trust	1,167,757	Cash and deposits in trust	4,299,778
Buildings in trust	16,979,211	Buildings	81,669,240
Structures in trust	133,904	Structures	497,966
Tools furniture and fixtures in trust	14,407	Tools furniture and fixtures	77,792
Land in trust	19,638,883	Land	80,646,359
Total	37,983,717	Buildings in trust	58,540,882
		Structures in trust	346,460
Secured liabilities:		Tools furniture and fixtures in trust	72,455
(Unit: Thousand Yen)		Land in trust	87,802,718
Long-term debt due within 1 year	17,753,722	Leasehold	1,214,497
Total	17,753,722	Total	317,227,902

		Secured liabilities:
		(Unit: Thousand Yen)
		Short-term loans payable	27,858,605
		Long-term debt due within 1 year	29,653,229
		Long-term loans payable	21,888,904
		Total	79,400,738

*2. Minimum net assets as stipulated in Article 67, Paragraph 4 of the Investment Trust and Investment Corporation Act		*2. Minimum net assets as stipulated in article 67, paragraph 4 of the Investment Trust and Investment Corporation Act

50,000 Thousand Yen		Same as left

Notes concerning the profit and loss statement

Previous Period (reference) (June 1, 2008 - November 30, 2008)		Current period (December 1, 2008 - May 31, 2009)

*1. Breakdown of profits/losses from real estate rental business		*1. Breakdown of profits/losses from real estate rental business

A. Real estate rental revenues		A. Real estate rental revenues

(Unit: Thousand Yen)		(Unit: Thousand Yen)
Rent revenue from real estate		Rent revenue from real estate
Rent	8,537,982	Rent	8,532,806
Common service fees	168,295	Common service fees	174,993
Car park revenue	300,629	Car park revenue	292,956
Ancillary revenue	63,248	Ancillary revenue	62,125
Other rental business revenues	5,899	Other rental business revenues	2,743
Total	9,076,055	Total	9,065,625

B. Real estate rental business expenses		B. Real estate rental business expenses

(Unit: Thousand Yen)		(Unit: Thousand Yen)
Rental business expenses		Rental business expenses
Administrative fees	761,488	Administrative fees	799,603
Repairs	152,899	Repairs	228,340
Sundry taxes	281,171	Sundry taxes	379,486
Fees in trust	54,650	Fees in trust	50,631
Utilities expenses	137,805	Utilities expenses	149,946
Non-life insurance premium	20,945	Non-life insurance premium	20,394
Depreciation	1,614,390	Depreciation	1,599,874
Other rental business expenses	264,876	Other rental business expenses	321,111
Total	3,288,226	Total	3,549,389

C. Real estate rental business profit/loss (A-B)		C. Real estate rental business profit/loss (A-B)
5,787,829 Thousand Yen		5,516,236 Thousand Yen

*2. Breakdown of profit/loss from real estate transactions		*2. Breakdown of profit/loss from real estate transactions

S-17 Park Habio Kyobashi		S-9 Dormitory Haramachida

(Unit: Thousand Yen)		(Unit: Thousand Yen)
Sale of real estate property	2,620,000	Sale of real estate property	369,660
Cost of sale	2,801,655	Cost of sale	478,613
Other sale expenses	12,997	Other sale expenses	13,017
Loss from sale of real estate	194,652	Loss from sale of real estate	121,970

		F-9 Sky Heights Hirabari

		(Unit: Thousand Yen)
		Sale of real estate property	339,708
		Cost of sale	540,039
		Other sale expenses	10,307
		Loss from sale of real estate	210,639

Notes concerning Statement of Changes in Unitholders’ Equity

Previous Period (reference) (June 1, 2008 - November 30, 2008)		Current period (December 1, 2008 - May 31, 2009)

*1. Number of units authorized 2,000,000 units		*1. Number of units authorized 2,000,000 units
*2. Units issued and outstanding 247,153 units		*2. Units issued and outstanding 247,153 units

Notes concerning tax effect accounting

Previous Period (reference) (June 1, 2008 - November 30, 2008)		Current period (December 1, 2008 - May 31, 2009)

1. Breakdown of deferred income tax assets and losses by primary cause		1. Breakdown of deferred income tax assets and losses by primary cause

(Unit: Thousand Yen)		(Unit: Thousand Yen)

(Deferred income tax assets)		(Deferred income tax assets)
Current assets		Current assets
Lump-sum depreciable assets	943	Lump-sum depreciable assets	550
Bad debt losses rejected	2,001	Bad debt losses rejected	753
Excess provision for doubtful accounts	11,493	Excess provision for doubtful accounts	27,934
Accrued enterprise tax	714	Accrued enterprise tax	1,488
Deferred hedge gains	5,688	Deferred hedge gains	10,389
Subtotal	20,840	Subtotal	41,116
Fixed assets		Fixed assets
Deferred hedge gains	79,695	Lump-sum depreciable assets	102
Subtotal	79,695	Deferred hedge gains	83,120
Total deferred income tax assets	100,536	Subtotal	83,223
		Total deferred income tax assets	124,339
(Deferred income tax losses)
Current assets		(Deferred income tax losses)
Deferred hedge losses	11,579	Current assets
Total deferred income tax losses	11,579	Deferred hedge losses	362
		Total deferred income tax losses	362
Total net deferred tax assets (current)	9,260
Total net deferred tax assets (fixed)	79,695	Total net deferred tax assets (current)	40,753
		Total net deferred tax assets (fixed)	83,223

2. Breakdown by causes of difference between normal effective statutory tax rate and the tax rate after tax effect accounting		2. Breakdown by causes of difference between normal effective statutory tax rate and the tax rate after tax effect accounting

(Unit: %)		(Unit: %)
Normal effective statutory tax rate	39.39	Normal effective statutory tax rate	39.33
(Adjustments)		(Adjustments)
Paid dividends included in expenses	(39.31)	Paid dividends included in expenses	(39.27)
Other	0.08	Other	0.08
Income tax rate after tax effect accounting	0.16	Income tax rate after tax effect accounting	0.14

3. Tax rate change

Following the corporate enterprise tax rate changes and the introduction of the special local corporation tax (applicable from the accounting year starting after October 1, 2008), the normal effective statutory tax rate used for the calculation of deferred tax assets was changed from the previous 39.39 to 39.33. The effect of this change was minimal.

Notes on related-party transactions

Previous Period (reference) (June 1, 2008 - November 30, 2008)

1	Asset Management Companies and their interested parties

Relationship	Name	Business	Unit ownership	Nature of transactions	Amount (Thousand Yen)	Account	Term-end balance (Thousand Yen)
Parent of Asset Management Company	Pacific Holdings, Inc.	Real estate investment, fund management	0.52%	Management and other service fees	10	Accounts payable - trade	10

Subsidiaries of parent of Asset Management Company	Pacific Realty Corporation	Real estate holding, trading and brokerage	—	Development administration fees	34,700	—	—

				Real estate brokerage fees	58,160	—	—

	PD Minatomirai Specific Purpose Company	Real estate brokerage and management	—	Assignment, management and disposal of specific assets	2,343,005	—	—

Affiliate of parent of Asset Management Company	Nakagawa Co., Ltd.	Real estate brokerage and management	—	Management and other service fees	5,909	Operating accounts payable	381

The transaction figures given above are net of consumption and other taxes; the term-end balance includes consumption and other taxes.

Conditions for transactions and condition setting policy:

The conditions for transactions are agreed upon by negotiation based on the going market prices.

2.	Asset Custodian

Relationship	Name	Business	Unit ownership	Nature of transactions	Amount (Thousand Yen)	Account	Term-end balance (Thousand Yen)
Asset Custodian	Mitsubishi UFJ Trust and Banking Corporation	Banking and trust services	—	General administrative service fees	48,429	Accrued expenses	21,629

				Trust fees	17,850	—	—

				New borrowings	—	Short-term loans	3,150,000

				Loan repayments	171,785	Long-term loans	5,855,214

				Interest payments	70,723	Accrued expenses	3,775

				Loan service charges	7,867	Accrued expenses	894

The transaction figures given above are net of consumption and other taxes; the term-end balance includes consumption and other taxes.

Conditions for transactions and condition setting policy:

Loan interest rates for borrowings are determined rationally with the market interest rate taken into consideration; for other transactions, figures are agreed upon by negotiation based on the going market prices.

Current period (December 1, 2008 - May 31, 2009)

1	Asset Management Companies and their privies

Relationship	Name	Business	Unit ownership	Nature of transactions	Amount (Thousand Yen)	Account	Term-end balance (Thousand Yen)
Asset Management Company	Pacific Residential Corporation	Investment management	0.08%	Acceptance of loss compensation (Note 1)	24,443	—	—

Affiliate of parent of Asset Management Company	Nakagawa Co., Ltd	Real estate brokerage and management	—	Management and other service fees	5,209	Accounts payable - trade	232

(Note 1)	Received from Pacific Residential Corporation as compensation for loss related to the repair costs paid by us in order to ensure legal compliance of our real estate holdings.
(Note 2)	The transaction figures given above are net of consumption and other taxes; the term-end balance includes consumption and other taxes.
(Note 3)	Conditions for transactions and condition setting policy:
The conditions for transactions are agreed upon by negotiation based on the going market prices.

2	Asset Custodian

Relationship	Name	Business	Unit ownership	Nature of transactions	Amount (Thousand Yen)	Account	Term-end balance (Thousand Yen)
Asset Custodian	Mitsubishi UFJ Trust and Banking Corporation	Banking and trust services	—	General administrative service fees	45,511	Accrued expenses	20,606

				Trust fees	18,767	—	—

				New borrowings	4,177,000	Short-term loans	4,155,907

				Loan repayments	4,217,282	Long-term loans	4,809,025

				Interest payments	76,052	Accrued expenses	1,147

				Loan service charges	2,717	Accrued expenses	17

The transaction figures given above are net of consumption and other taxes; the term-end balance includes consumption and other taxes.

Conditions for transactions and condition setting policy:

Loan interest rates for borrowings are determined rationally with the market interest rate taken into consideration; for other transactions, figures are agreed upon by negotiation based on the going market prices.

Notes concerning per-unit information

Previous Period (reference) (June 1, 2008 - November 30, 2008)			Current period (December 1, 2008 - May 31, 2009)
Net assets per unit	603,165	Yen	Net assets per unit	608,160	Yen
Net income per unit	3,115	Yen	Net income per unit	8,231	Yen

The net income for the period per unit is calculated by dividing the net income by the average number of investment units weighted by the number of days.			The net income for the period per unit is calculated by dividing the net income by the average number of investment units weighted by the number of days.

No figures are given for the net income per unit after potential investment units adjustment as there are no such units.			No figures are given for the net income per unit after potential investment units adjustment as there are no such units.

(Note)	The basis of the calculation of net income per unit is as given below.

	Previous Period (reference) (June 1, 2008 - November 30, 2008)	Current period (December 1, 2008 - May 31, 2009)
Net income for the period (Thousand Yen)	769,952	2,034,437
Amount not attributable to ordinary unitholders (Thousand Yen)	—	—
Net income relating to ordinary investment units (Thousand Yen)	769,952	2,034,437
Average number of investment units during the period (units)	247,153	247,153

Notes concerning significant post-balance sheet events

Previous Period (reference) (June 1, 2008 - November 30, 2008)			Current period (December 1, 2008 - May 31, 2009)
Mortgaging of important assets			—

We signed an agreement with our current lenders on December 26, 2008, specifying the following revolving mortgages (up to 100 billion Yen) or pledges.

1. Collateral assets

The following real estate assets and trust beneficiary rights, along with other contingent assets such as the right to claim fire insurance, are offered as security.

Property #	Property name	Ownership
S-2	Pacific Livew Shiba Daimon	Trust
beneficiary
S-3	Glenpark Sangubashi	Trust
beneficiary
S-5	Leopalace Udagawacho Mansion	Trust
beneficiary
S-7	Escort Kami-Ikebukuro	Trust
beneficiary
S-9	Dormitory Haramachida	Trust
beneficiary
S-13	Yoshizuka AG Buliding no. 6 and no. 7	Trust
beneficiary
S-14	Pacific Livew Shirokanedai	Property
S-15	Grand Blue Hakata	Property
S-16	J Stage Honancho	Trust
beneficiary
S-21	Pacific Livew Shinjuku Higashi	Trust
beneficiary
S-22	Pacific Residence Kandaiwamotocho	Trust
beneficiary
S-24	Pacific Residence Tsukiji	Real estate
S-25	Pacific Residence Sasazuka	Trust
beneficiary
S-26	Pacific Residence Minamiazabu	Trust
beneficiary

Property #	Property name	Ownership
S-27	Pacific Residence Ebisuhigashi	Trust beneficiary
S-28	Pacific Residence Meguronishi	Trust beneficiary
S-29	Pacific Residence Hiroo 3chome	Trust beneficiary
S-30	Pacific Residence Akasaka II	Property
S-31	Pacific Livew Kyobashi	Property
S-32	Pacific Residence Sannomiyahigashi	Property
S-33	Pacific Livew Tamagawa	Trust beneficiary
S-34	Maison Korakuen	Trust beneficiary
S-35	Pacific Livew Ginzahigashi	Trust beneficiary
S-36	Relation Oji	Trust beneficiary
S-37	No. 6 Zelkova Mansion	Trust beneficiary
S-38	Pacific Livew Wasedanishi	Property
S-39	KC21 Building	Property
S-40	Pacific Livew Hiroo	Property
S-41	Cosmo Nishi-Funabashi II	Property
S-42	Pacific Livew Yokohama Kannai	Trust beneficiary
S-43	K2	Trust beneficiary
S-44	Flats Okurayama	Trust beneficiary
S-45	Pianeta Shiodome	Trust beneficiary
S-46	ZESTY Komazawadaigaku	Trust beneficiary
S-47	ZESTY Yoyogi	Trust beneficiary
S-48	ZESTY Nishishinjuku	Trust beneficiary
S-49	ZESTY Kyodo	Trust beneficiary
S-50	Pacific Livew Utsubokoen	Property
S-51	Pacific Residence Tsukishima I	Property
S-52	CYNTHIA Oimachi	Property
S-53	Pacific Residence Ebisu	Property
S-54	Pacific Residence Kamiochiai	Property
S-55	Pacific Residence Higashi-Shinagawa	Property
S-56	LUKE	Property
S-57	Pacific Residence Toranomon	Property
S-58	Pacific Residence Kamata I	Property
S-59	Pacific Residence Musashikosugi	Property
S-60	Pacific Residence Kanda-Ogawamachi	Property
S-61	Pacific Residence Sodai-Dori	Property
S-62	Pacific Livew Kyoto-ekimae	Trust beneficiary
S-63	Pacific Residence Tsukishima II	Trust beneficiary
S-64	Pacific Residence Funabashi I and II	Trust beneficiary
S-65	Pacific Residence Oimachi I	Property
S-66	Pacific Residence Takaoka	Property
S-67	Pacific Residence Ookayama	Property
S-68	Cosmos Gracia Kinshicho Aquver	Property
C-6	ZESTY Ikegami Building A and B	Trust beneficiary
C-9	Grand Heights Hibino	Trust beneficiary
C-11	Pacific Livew Nagatacho	Property
C-12	Pacific Residence Suidobashi	Property
C-13	Pacific Tower Nogizaka	Property
C-14	Pacific Residence Akasaka I	Property
C-15	Apartments Nishi-Azabu	Trust beneficiary
C-16	Pacific Residence Tenjinminami	Trust beneficiary
C-17	Pacific Livew Hakataeki-Minami	Trust beneficiary

Property #	Property name	Ownership
C-18	Pacific Residence Ningyocho	Trust beneficiary
C-21	Pacific Residence Kichijoji	Trust beneficiary
C-22	Pacific Residence Bunkyosengoku	Property
C-23	Pacific Residence Akasaka Hinokicho	Trust beneficiary
C-24	Pacific Residence Takanawa	Property
C-25	Pacific Tower Meguro-Fudomae	Property
C-26	Pacific Residence Sangen-jaya I	Property
C-27	Pacific Livew Chojamaru	Trust beneficiary
C-28	L’air Minami Aoyama	Property
C-29	Mare	Property
C-30	Pacific Livew Kandahigashi	Property
C-31	Melody Heim Shin-Osaka	Property
C-32	Melody Heim Matsubara	Property
C-33	Pacific Livew Iriya	Trust beneficiary
C-34	Pacific Residence Higashiazabu	Property
C-35	Pacific Residence Ebisu-Minami	Property
C-36	Pacific Tower Azabu-juban	Property
C-37	Pacific Residence Minami-Ichijo	Property
C-38	Pacific Residence Odori-Nishi	Property
C-39	Pacific Residence Kita-sanjo	Property
C-40	Cosmos Gracia Shibuya	Property
C-41	Pacific Livew Nakanobu	Trust beneficiary
C-42	Pacific Residence Azabudai	Trust beneficiary
C-43	Pacific Residence Shibadaimon	Trust beneficiary
C-44	Glana Nihonbashi	Property
C-45	Nostel Court Kanda	Property
C-46	Cosmos Gracia Shin-Okachimachi	Property
C-47	Pacific Residence Sangen-jaya II	Property
C-48	Pacific Residence Chidoricho	Property
C-49	Pacific Royal Court Minato Mirai Ocean Tower	Property
C-50	Pacific Residence Nishi-Shinjuku	Property
C-51	Pacific Residence Hiroo-Minami	Property
F-9	Sky Heights Hirabari	Trust beneficiary
F-12	Pacific Residence Shirakabehigashi	Property
F-13	Pacific Residence Sakaihigashi	Property
F-14	Maison Yachiyodai	Trust beneficiary
F-15	Abreast Kasai	Trust beneficiary
F-16	Pacific Residence Uzumasa	Property
F-17	Pacific Residence Izumi	Property
F-18	Pacific Residence Nihonbashi-Bakurocho	Property
F-19	Pacific Residence Gotenyama	Property
F-20	Pacific Residence Maruyama Kita-gojo	Property
F-21	Pacific Residence Tokugawa	Property
F-22	Pacific Residence Yotenji	Trust beneficiary
F-23	Pacific Residence Higashiyama-Motomachi	Property
F-24	Pacific Residence Odori-Koen	Property
F-25	Park Tower Shibaura Bayward Urban Wing	Trust beneficiary
L-7	Motoazabu Place	Trust beneficiary
L-8	Pacific Tower Roppongi	Property
L-9	Pacific Residence Kamimeguro	Trust beneficiary
L-10	Pacific Residence Yoyogikoen	Trust beneficiary
L-11	Windsor House Hiroo	Property
L-13	Pacific Residence Ohi	Trust beneficiary
L-15	Pacific Residence Daikanyama-Sarugakucho / Daikanyama Parkside Village	Trust beneficiary
L-16	Luxeair Kita-Shinjuku	Property
SE-1	Life & Senior House Kohoku II	Property

Book value of the above specific assets (unit: M Yen)
Account	Value
Buildings	82,472
Structures	511
Tools, furniture and fixtures	89
Land	80,646
Buildings in trust	42,722
Structures in trust	220
Tools, furniture and fixtures in trust	46
Land in trust	68,585
Leasehold	1,214
Total	276,508

2. Borrowings secured by these mortgages

Creditor	Repayment date	Balance (M Yen)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Mitsubishi UFJ Trust and Banking Corporation
The Chuo Mitsui Trust and Banking Company, Limited
The Sumitomo Trust & Banking Co., Ltd.
Sumitomo Mitsui Banking Corporation	31 August, 2009	13,100
Sumitomo Mitsui Banking Corporation	27 February, 2009	3,000
Sumitomo Mitsui Banking Corporation	31 August, 2009	2,000
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	31 August, 2009	2,000
The Dai-Ichi Mutual Life Insurance Company	31 August, 2011	1,000
Daido Life Insurance Company	17 November, 2013	1,600
The National Mutual Insurance Federation of Agricultural Cooperatives
Taiyo Life Insurance Company
The Dai-Ichi Mutual Life Insurance Company
Mitsui Sumitomo Insurance Co., Limited	26 December, 2011	5,500
The Norinchukin Bank
The Hachijuni Bank	26 December, 2011	6,000
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
The Sumitomo Trust & Banking Co., Ltd.
Mitsubishi UFJ Trust and Banking Corporation
The Chuo Mitsui Trust and Banking Company, Limited
The Chiba Bank, Ltd.
Shinkin Central Bank	19 February, 2010	11,000
Taiyo Life Insurance Company	19 September, 2012	1,000
Daido Life Insurance Company	19 September, 2013	900
Sumitomo Mitsui Banking Corporation	30 November, 2010	2,000
Development Bank of Japan Inc.	30 November, 2012	2,000
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Mitsubishi UFJ Trust and Banking Corporation
The Sumitomo Trust & Banking Co., Ltd.
The Chuo Mitsui Trust and Banking Company, Limited	31 May, 2010	6,900
Sumitomo Mitsui Banking Corporation	31 May, 2010	2,000
Development Bank of Japan Inc.	30 November, 2012	2,000
Total balance of loans		62,000

The balance given above is as of 26 December, 2008.

Statement of Cash Distribution

Item	Period	Previous Period (reference) (June 1, 2008 - November 30, 2008)	Current period (December 1, 2008 - May 31, 2009)

I. Unappropriated earnings for the period II. Amount of distribution (Distribution per investment unit) III. Earnings brought forward		770,140,288 Yen 770,128,748 Yen (3,116 Yen) 11,540 Yen	2,034,448,703 Yen 2,034,316,343 Yen (8,231 Yen) 132,360 Yen

Distribution calculation method

The cash distribution policy set out in Article 15, Paragraph 1 of our Articles of Incorporation limits the amount of distribution to the amount of profits, and the distribution must also exceed 90% of the amount available for distribution as defined in Article 67-15 of the Act on Special Measures Concerning Taxation. Based on the above policy, 770,128,748 Yen is distributed as dividends as the maximum integral multiple of 247,153, the number of outstanding investment units, below the amount of unappropriated earnings for this period. No cash distribution is made in excess of the profits set out in Article 15, Paragraph 1, Item 3 of our Articles of Incorporation.

The cash distribution policy set out in Article 15, Paragraph 1 of our Articles of Incorporation limits the amount of distribution to the amount of profits, and the distribution must also exceed 90% of the amount available for distribution as defined in Article 67-15 of the Act on Special Measures Concerning Taxation. Based on the above policy, 2,034,316,343 Yen is distributed as dividends as the maximum integral multiple of 247,153, the number of outstanding investment units, below the amount of unappropriated earnings for this period. No cash distribution is made in excess of the profits set out in Article 15, Paragraph 1, Item 3 of our Articles of Incorporation.

Cash Flow Statement (For Reference)

	(Unit: Thousand Yen)
	Previous Period (reference) (June 1, 2008 - November 30, 2008)		Current period (December 1, 2008 - May 31, 2009)
Cash flows from operating activities
Income before taxes		771,668		2,037,288
Depreciation		1,614,390		1,599,874
Bad debt losses		791		4,048
Amortization of long-term prepaid expenses		88,749		81,681
Amortization of bond issue expenses		41,622		29,839
Gain on redemption of bonds		—		(137,500)
Interest received		(14,239)		(6,445)
Interest paid		1,237,340		1,234,887
Increase (decrease) in provision for doubtful accounts		44,241		50,995
Decrease (increase) in operating accounts receivable		(104,865)		(28,714)
Decrease (increase) in prepaid expenses		—		(152,473)
Decrease (increase) in consumption taxes receivable		102,753		—
Increase (decrease) in accrued consumption taxes		58,544		(57,751)
Increase (decrease) in operating accounts payable		55,854		(46,492)
Increase (decrease) in other accounts payable		15,879		(11,483)
Increase (decrease) in accrued expenses		(99,488)		35,122
Increase (decrease) in advances received		5,159		57,310
Decrease due to sale of tangible fixed assets		2,801,821		1,018,653
Long-term prepaid expenses paid		(32,009)		(17,465)
Other		16,511		(12,947)

Subtotal		6,604,725		5,678,429

Interest received		14,239		6,445
Interest paid		(1,209,505)		(1,229,844)
Insurance received		6,447		1,256
Income taxes paid		(2,189)		(6,622)

Cash flows from operating activities		5,413,717		4,449,663

Cash flows from investment activities
Payment for acquisition of tangible fixed assets		(3,190,092)		(54,738)
Payment for acquisition of tangible fixed assets in trust		(84,912)		(152,721)
Income from lease and guarantee deposits received		(71,999)		13,278
Income from lease and guarantee deposits received in trust		45,424		(107,044)
Repayment of long-term deposits		(6,348)		(6,348)

Cash flows from investment activities		(3,307,927)		(307,574)

Cash flows from financial activities
Income from short-term loans		2,500,000		26,000,000
Repayment of short-term loans		(7,400,000)		(18,841,395)
Income from long-term loans		2,000,000		—
Repayment of long-term loans		(1,646,277)		(8,111,589)
Payment for retirement of investment corporation bonds		—		(362,500)
Payment of dividends		(3,597,905)		(761,586)

Cash flows from financial activities		(8,144,182)		(2,077,070)

Increase/decrease in cash and cash equivalents		(6,038,392)		2,065,019

Cash and cash equivalents at beginning of period		14,629,842		8,591,449

Cash and cash equivalents at end of period	*1	8,591,449	*1	10,656,468

(Note)	This cash flow statement has been prepared in accordance with the Regulations on the Terminology, Format and Preparation of Financial Statements (Ministry of Finance Ordinance no. 59, 1963 and subsequent amendments) and attached herein for reference purposes only. This cash flow statement has not been audited by external auditors as it is not one of the financial statements required to be audited as stipulated in Article 130 of the Investment Trusts Act.

* Notes concerning significant accounting policies (for reference)

Item	Period	Previous Period (reference) (June 1, 2008 - November 30, 2008)	Current period (December 1, 2008 - May 31, 2009)
1.	Scope of funds included in the cash flow statement

The funds (cash and cash equivalents) included in the cash flow statement are: cash on hand and in trust; bank deposits and deposits in trust that may be withdrawn at immediate notice; and short-term investments due for redemption within 3 months of acquisition, which can easily be cashed and carry a minimal risk of price fluctuation.

Same as left

Notes concerning cash flow statement (for reference)

Previous Period (reference) (June 1, 2008 - November 30, 2008)		Current period (December 1, 2008 - May 31, 2009)

*1. Term-end balance of cash and cash equivalents vs. figures given in balance sheet (As of November 30, 2008) Thousand yen		*1. Term-end balance of cash and cash equivalents vs. figures given in balance sheet (As of May 31, 2009) Thousand yen

Cash and bank deposits	4,217,145	Cash and bank deposits	6,356,690
Cash and deposits in trust	4,374,303	Cash and deposits in trust	4,299,778
Cash and cash equivalents	8,591,449	Cash and cash equivalents	10,656,468

(1) Notes concerning account heading changes (for reference)

Previous Period (reference) (June 1, 2008 - November 30, 2008)	Current period (December 1, 2008 - May 31, 2009)

—

Decrease (increase) in prepaid expenses, which was previously included in “Other” in the cash flow statement, is given under a separate heading from this period due to the increased significance of the amount.

The amount of decrease (increase) in prepaid expenses in the previous period included in “Other” is 22,191 Thousand Yen.

Map to Location of General Unitholders’ Meeting